

DELIVERING ON OUR COMMITMENTS

2009 ANNUAL REPORT



Bristol-Myers Squibb

FINANCIAL HIGHLIGHTS

Net Sales

Dollars in billions


2009 $18.8
2008 $17.7
2007 $15.6

Earnings Per Share

(from continuing operations attributable to Bristol-Myers Squibb)

GAAP


2009 $1.63
2008 $1.35
2007 $0.65

Non-GAAP


2009 $1.85
2008 $1.49
2007 $1.04

For further detail on management's use of non-GAAP financial information and reconciliation of non-GAAP to GAAP EPS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" enclosed and the "Quarterly Package of Financial Information" on the company's website at www.bms.com.

Cash, Cash Equivalents and Marketable Securities

Dollars in billions, year ended December 31


2009 $9.9
2008 $8.5
2007 $2.6

CONTENTS

ON THE COVER

Gary Smith is a high school athletic director who loves the outdoors. In late 2008, he noticed a suspicious mole on his left shoulder. It was diagnosed as melanoma, the most dangerous form of skin cancer. "I never felt sick," says Gary, "so it was hard for me to grasp the severity of the illness." Despite surgery, however, the cancer spread to his lymph nodes, liver and bones. There were few treatment options, so his doctor recommended that he enter a clinical trial for ipilimumab, an investigational biologic in late-stage clinical development. Bristol-Myers Squibb gained the full rights to ipilimumab through its acquisition of Medarex, Inc. Since entering the trial in April 2009, Gary seems to be doing well. "I haven't slowed down," he says. One lifestyle change, however: "Now I use sunscreen."



TO OUR STOCKHOLDERS

It is a rare opportunity to be part of something truly transformational.

Bristol-Myers Squibb is no longer "becoming BioPharma." We stand today as a fully focused and energized BioPharma company, confident in our strategy, confident in our people and confident in our culture.

In 2009, we took three significant steps to complete our transformation:

- We extended our partnership with Otsuka Pharmaceutical Co., Ltd., thus adding 29 additional months of Abilify sales in the U.S.;
- We acquired Medarex, Inc., significantly expanding our oncology pipeline and biologics capabilities; and
- We split off our holdings in Mead Johnson Nutrition, creating shareholder value and focusing Bristol-Myers Squibb solely on biopharmaceuticals.



James M. Cornelius
Chairman and Chief Executive Officer

And in 2009, we delivered on our commitments. I am pleased to report that for the third consecutive year our company has performed well and achieved strong financial results with growth in sales and earnings.

For the year, we posted a 6 percent sales growth, led by our key products such as Plavix, Abilify, *Baraclude*, *Orencia*, the *Sustiva* franchise, *Sprycel* and *Reyataz*.

In 2009, net sales from continuing operations were $18.8 billion, compared with $17.7 billion in 2008. Diluted net earnings per share from continuing operations were $1.63 in 2009 compared with $1.35 in 2008, and non-GAAP earnings per share from continuing operations were $1.85 and $1.49, respectively.

And we ended the year with nearly $10 billion in cash, cash equivalents and marketable securities – funds that will enable us to further invest in our future.

DELIVERING ON OUR COMMITMENTS

As recently as two years ago, Bristol-Myers Squibb was a traditional diversified midsized pharmaceutical and health care products company. As others have merged into megacompanies, we are becoming more streamlined and focused. As others have broadened their portfolios, we are focusing on select areas of medical need. As others have widened their geographic footprints, we are concentrating on key major and emerging markets.

Today we are a BioPharma leader with a vision for the future. We are leaner, more agile and better able to execute our strategy and adapt quickly to change. Our entire organization is focused on a single mission: to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

Our transformation is working. For the past two years, our total return for shareholders, including dividends, has been among the best in the industry. We promised to deliver a 15 percent compound annual growth rate in our non-GAAP earnings per share from continuing operations from 2007 to 2010, and – if we meet our expected 2010 non-GAAP guidance – we are on track to exceed that. We outperformed most mega pharma companies, diversified companies and pure biotech companies, as well as the industry average. In December, we announced an increase in the dividend per share of common stock to $0.32 per quarter. Reflecting our long-standing commitment to deliver shareholder value, I am proud to say that our company has paid dividends to stockholders every single quarter since December 1, 1933.

We have driven solid, global top-line growth and are doing a good job in managing expenses. We are now in a period of growth, which I believe will continue through 2011.

PRODUCT AND PIPELINE ADVANCES

In 2009, we gained regulatory approval in the U.S. and Europe for *Onglyza*, an important new medicine for the treatment of type 2 diabetes in adults. *Onglyza* was discovered by Bristol-Myers Squibb and is being developed and marketed in partnership with AstraZeneca. This approval marks the reentry of our company into metabolics, an area in which we have a strong legacy and in which we intend to return to a leadership position. Following *Onglyza* – and also with AstraZeneca – we are developing dapagliflozin, a potentially first-in-class compound in Phase III clinical development for the treatment of type 2 diabetes.

Since 2002, we have delivered nine important new products, including two biologic medicines. This output compares favorably to many of our competitors, even those whose R&D spend is significantly greater than ours.

Our pipeline continues to expand. During the past year, we increased the number of compounds in Exploratory and Full Development by nearly 40 percent. About one-third of our compounds in development are biologics.

We have restructured our collaboration agreement with Eli Lilly and Company – originally signed in 2001 with ImClone – to include necitumumab, a novel biologic in Phase III development for non-small cell lung cancer. We will share development and potential commercialization in the U.S., Canada and Japan.

In September, the U.S. Food and Drug Administration accepted the company's submission of a Biologic License Application for belatacept, a promising investigational immunosuppressive agent for use in kidney transplantation.

And following belatacept, we anticipate regulatory submissions for up to four new drugs through 2012.

A FOCUSED STRATEGY

As we have pursued our BioPharma strategy, we have taken steps to reduce the number of our manufacturing facilities by approximately 50 percent since 2006, monetized our nonpharma businesses and focused on our biopharmaceutical business.

In February, we executed the highly successful partial IPO (initial public offering) of Mead Johnson Nutrition, and we split off our remaining holdings of Mead Johnson in December.

In April, we extended our commercialization agreement with Otsuka for Abilify. Our collaboration with Otsuka, which had been scheduled to terminate in the U.S. in 2012, will now continue until 2015.

In addition, as a global but focused BioPharma company, we are expanding into select emerging markets – those that represent significant long-term-growth opportunities. Our approach is to successfully develop and commercialize select, innovative products in a specific set of key high-growth markets – namely, Brazil, Russia, India, China and Turkey.

PIPELINE

Bristol-Myers Squibb is dedicated to discovering and developing innovative medicines that address serious unmet medical needs in key disease areas. In doing so, we believe we can better help patients prevail.

Compounds in Exploratory Development are in preclinical or early clinical development. Full Development compounds are investigational drugs that are in later-stage clinical development or have been submitted to regulatory agencies for approval. Finally, medicines in Marketed Product Development are driving current and future growth while also undergoing continued clinical development to determine whether additional indications and formulations will benefit patients.

DISEASE AREAS

Cancer



Cardiovascular



Immunology
(including Rheumatoid Arthritis and Solid Organ Transplant Rejection)



Metabolics
(including Diabetes and Obesity)



Neuroscience
(including Psychiatric Disorders and Alzheimer's Disease)



Virology
(including HIV/AIDS and Hepatitis)



Each investigational compound is represented in the chart as a bar.

- Exploratory Development
- Full Development
- Marketed Product Development

Pipeline chart as of January 1, 2010.

PRODUCTIVITY INITIATIVES

Bristol-Myers Squibb is becoming more agile, entrepreneurial and accountable, and our productivity initiatives are helping fuel those cultural changes. While growing top-line sales and building our pipeline, we are reducing our cost base by simplifying our organization, making it more cohesive and efficient. Our productivity initiatives are on track to meet or exceed our $2.5 billion cost improvement goal by the end of 2011.

Today, our productivity improvement is continuous and sustainable. As an example, with funding derived from productivity savings in Exploratory Development, the R&D organization is advancing a number of early development compounds into Phase I and Phase II development, thus creating more output at the same level of spend.

While overall strategic objectives are still established from a corporate perspective, the business units have greater responsibility for determining how to achieve those objectives, and employees have greater accountability for their success.

However, our competitive landscape is constantly changing. World economies are still struggling, generic competitors are eroding our Plavix sales in Europe, payer and customer demands are increasing, and it is likely that some form of health care reform in the U.S. will impact our company. Therefore, we are taking additional steps to identify increased savings in order to deliver our 2010 commitments.

OUR STRING OF PEARLS

Productivity isn't just about saving money. To succeed, we need to take our savings and reinvest in our future, such as product launches, key product development and our String of Pearls.

In 2007, with the purchase of Adnexus Pharmaceuticals, we launched our String of Pearls initiative of innovative alliances, partnerships and acquisitions. Each transaction is highly strategic, designed to enhance our own internal capabilities and targeted to fit within our overall strategy.

For instance, we have made a strategic decision to return to a leadership position in oncology based on a strong legacy in cancer medicines dating back 40 years. Our current portfolio includes three key products – Erbitux, *Sprycel* and *Ixempra* – and we have a robust pipeline of innovative medicines in development. To further enhance our position, in August we acquired Medarex, Inc., for $2.3 billion.

In 2009, we also entered into global collaborations with ZymoGenetics, Nissan Chemical Industries and Teijin Pharma, and Alder Biopharmaceuticals. In early 2010, we entered into a global collaboration with Allergan. Our full array of 10 pearls encompasses many of our key disease areas, including cancer, cardiovascular disease, immunology, neuroscience and virology.

BUILDING THE FUTURE

We've accomplished a lot, but challenges remain.

Our chief concerns are patent expirations beginning in 2012 in the U.S. with Plavix and Avapro. By reining in costs, rationalizing our manufacturing network and advancing our new products, we are now fundamentally better off. Thanks to all of our BioPharma initiatives – including the extension of our collaboration with Otsuka – we have transformed

CORPORATE CITIZENSHIP

Bristol-Myers Squibb has been recognized for corporate citizenship and sustainability. Among our 2009 honors and recognitions:

- **#1 Best Corporate Citizen by Corporate Responsibility Officer magazine;**
- **Awarded the Allicense Breakthrough Alliance Award, which honors the world's most innovative biotech and pharma partnerships, for the second year in a row;**
- **Ranked eighth among 500 of America's largest corporations in Newsweek's Green Ranking;**
- **40th among 100 of the world's most respected companies ranked by Barron's magazine; and**
- **Included on the Dow Jones Sustainability Index as among the leading sustainability-driven companies.**

what was previously thought of as a cliff in 2012 and 2013 to a more manageable plateau on which we can create a platform for future growth.

For whatever lies ahead, we are in a much stronger position – and better prepared to build our next period of growth projected for 2014 and beyond.



On March 2, 2010, Bristol-Myers Squibb announced that Lamberto Andreotti (left), president and chief operating officer, will become chief executive officer, effective May 4, 2010. Jim Cornelius will remain chairman of the board. "Lamberto has demonstrated extraordinary leadership as president and chief operating officer," said Mr. Cornelius. "He is the ideal candidate to lead the company as we move forward with our BioPharma strategy." Mr. Andreotti has been with Bristol-Myers Squibb for 12 years in senior leadership roles, both in the U.S. and internationally.

OUR MISSION AND COMMITMENT

Bristol-Myers Squibb has transformed. But we have never swayed from our commitment to our patients.

Curtis Dunaway is one such patient. In 2007, at age 39, Curtis was suffering from kidney failure. "I was on the verge of knocking at death's door," he says. He received a transplant and was given immunosuppressant drugs, but the side effects left him increasingly shaky, restless and sleep deprived. Then researchers at the University of California, San Francisco, Medical Center asked him if he'd like to enter a clinical trial for belatacept. He did, and Curtis has responded well. "With the grace of God, my life has literally been given back to me," he says. "No words can express my appreciation and gratitude."

It is for patients like Curtis that Bristol-Myers Squibb employees come to work every day.

To better reflect Bristol-Myers Squibb as we are today – and with input from employees worldwide and the approval of the Management Council and the Board of Directors – we have redefined our company's mission statement and created a new Mission and Commitment (featured in a special section beginning on the facing page).

Now, our Mission is a succinct 14 words: "To discover, develop and deliver innovative medicines that help patients prevail over serious diseases." This Mission clearly sets us apart as a company dedicated to providing medicines that address unmet medical needs.

We have transformed our company, delivered on our commitments and set a course for the future. This would not have been possible without unflagging dedication and innovation by our employees and counsel and support by our Board of Directors. To be sure, there are challenges ahead. But I have every confidence that we are now prepared to face them head-on and to emerge stronger than ever.



James M. Cornelius
Chairman and Chief Executive Officer
March 9, 2010



OUR MISSION

To discover, develop and deliver innovative medicines that help patients prevail over serious diseases.



Charlotte Gillis started feeling tired all the time. She was also thirsty and gained weight inexplicably. "I thought I just needed some vitamins." When she was diagnosed with type 2 diabetes, she says, "I was relieved to know what I was facing." But even with diet, exercise and medication, her blood glucose levels went up. She tried a lot of medications, but none seemed to work. In September 2009, her doctor prescribed *Onglyza* (saxagliptin), approved by the U.S. Food and Drug Administration for the treatment of type 2 diabetes in adults. Since then, and by continuing her diet, says Charlotte, her blood sugar levels are under better control. "I feel great about doing all I can to fight my diabetes," she says.

TO OUR PATIENTS & CUSTOMERS

We commit to scientific excellence and investment in biopharmaceutical research and development to provide innovative, high-quality medicines that address the unmet medical needs of patients with serious diseases. We apply scientific rigor to produce clinical and economic benefit through medicines that improve patients' lives. We strive to make information about our medicines widely and readily available.

Around the world, Bristol-Myers Squibb medicines help millions of patients in their fight against serious diseases such as cancer, heart disease, diabetes, HIV/AIDS, rheumatoid arthritis, hepatitis B and psychiatric disorders.

"Since 2002, we've introduced nine important new products, including both biologics and small molecules," says Elliott Sigal, M.D., Ph.D., chief scientific officer and president, Research and Development. "Many more innovative potential new medicines, focused on areas of serious unmet medical needs, are being studied in preclinical and clinical trials worldwide and are advancing through our R&D pipeline."

"As a BioPharma leader, we are also committed to scientific analysis that shows how the appropriate use of medicines can improve health outcomes and deliver value for individual patients," says Lamberto Andreotti, president and chief operating officer. "We are working in new ways with physicians, payers, patients and other key stakeholders to deliver tailored and timely information that helps them utilize our medicines in the most appropriate and effective manner." Our policy also calls for the open and timely reporting of clinical trial results for our marketed products, regardless of outcome.

What sets us apart? At Bristol-Myers Squibb, we believe it's our commitment to help patients prevail over serious diseases and our focus on finding innovative medicines that combat those diseases.



Richard J. Migliori, M.D., is executive vice president and chief medical officer of Enterprise Services Group at UnitedHealth Group. "The role of the pharmaceutical company in improving the performance of the health care system is undeniable. In fact, it's vital," he says. "We turn to the pharmaceutical companies to ask what they have that's going to change the face of health care in making it safer, making it more timely, making it more effective, making it more efficient, making it more equitable and making it more patient centered. Bristol-Myers Squibb has done an outstanding job of being one of the first to the table to help us understand the impact of what their agents can do in terms of improving the performance of the health care system and giving people access to high-quality health care they can afford."



TO OUR EMPLOYEES

Myriam Exumé joined Bristol-Myers Squibb in 2000 as a newly minted M.B.A. interested in marketing. She was also a single mom. Myriam enrolled her then 4-year-old son in on-site day care, and with support from the company's mentoring program and other career development opportunities, she says, "I found that I can achieve a work-life balance as a mom and succeed as a marketer." She advanced to marketing director. But in February 2009, she was diagnosed with cancer. "It was frightening," she says. Thanks in part to a Bristol-Myers Squibb medication — and support by her family, friends and colleagues — Myriam is doing well. "I have a new appreciation for life, for work and for what medicines can do to help patients prevail."

We embrace a diverse workforce and inclusive culture. The health, safety, professional development, work-life balance and equitable, respectful treatment of our employees are among our highest priorities.

At Bristol-Myers Squibb, innovation is critical for successfully executing our BioPharma strategy. That innovation is enhanced by our diverse workforce and an inclusive culture that encourage unique perspectives and new ideas.

"Leveraging diversity inspires creativity and innovation and frankly, from a business perspective, enables us to better meet the unique needs of our customers," says Anthony C. Hooper, president, Americas.

We are committed to a workforce that reflects the diversity of our patients and customers, our shareholders and the communities where we live and work. We view diversity in the broadest sense – including age, ethnicity, gender, appearance, race, physical abilities, religion, social-economic background, political affiliation, sexual orientation, thinking styles, life experiences and other areas of diversity.

Bristol-Myers Squibb has been hailed year after year as one of the best companies for women, female executies and working parents, as well as a great place for scientists. We've also been recognized by the Human Rights Campaign Foundation's Corporate Equality Index for achieving a perfect score for the past four consecutive years.

TO OUR GLOBAL COMMUNITIES

We promote conscientious citizenship that improves health and promotes sustainability in our communities.

All too often, patients worldwide face barriers to health care. And certain populations – particularly the urban and rural poor, women, racial and ethnic minorities, and marginalized people – experience worse health outcomes compared with others.

The Bristol-Myers Squibb Foundation seeks to address those health disparities. The Foundation has targeted the following diseases and regions:

- HIV/AIDS in Africa, where the AIDS pandemic continues to spread;
- Hepatitis in Asia, where millions are chronically infected with hepatitis B and C;
- Cancer in central and eastern Europe, where access to cancer education, treatment, prevention and care is especially needed; and
- Type 2 diabetes and serious mental illness in the U.S., where underserved populations often need access to care and support.

The model for these programs is Bristol-Myers Squibb's groundbreaking *SECURE THE FUTURE*. This $150 million program, established in 1999 to help confront HIV/AIDS in Africa, has funded more than 240 projects in 20 African countries, integrating clinic-based medical care with community-based health education and supportive care.

"In all of our programs, we're working to help reduce health disparities by strengthening community-based health care worker capacity and integrating medical care and community-based supportive services," says John Damonti, vice president, Corporate Philanthropy, and president, Bristol-Myers Squibb Foundation. "In short, we're mobilizing communities in the fight against disease."



The Shanghai Charity Foundation is an innovative and pioneering program that is leading efforts to educate those most at risk for hepatitis and to counter misinformation, fear and stigma. This initiative, which is supported by Bristol-Myers Squibb Foundation's *Delivering Hope* program, is training 10,000 migrant workers to provide information in hospitals about hepatitis B awareness and prevention. "People think that only medicine, doctors and hospitals can help fight serious disease," says Kitty Xia, Shanghai Charity Foundation executive deputy secretary-general. "Education is just as important."

TO OUR SHAREHOLDERS

We strive to produce sustained strong performance and shareholder value.

Bristol-Myers Squibb has successfully transformed into a BioPharma company. As such, we are focused on building sustainable leadership by providing innovative medicines that address serious medical needs. Our financial performance is driven by established market leaders – Plavix, Abilify, *Reyataz*, Erbitux and *Sustiva*/Atripla – complemented by recent launches – *Baraclude*, *Orencia*, *Sprycel*, *Ixempra* and *Onglyza* – and enhanced by continuous improvement initiatives.

In addition, our pipeline is recognized as one of the most productive in the industry, one that we expect will drive our company's growth over the next decade.

"In short, we are delivering on our commitments," says Charles Bancroft, acting chief financial officer. "We have a strong balance sheet, we're increasing productivity, we've successfully executed complex projects such as the Mead Johnson IPO and split-off, and we're delivering on our String of Pearls strategy of innovative alliances, partnerships and acquisitions. Taking all these components together, I believe we are building a very solid base for the future."

And at all times, we are aware of our true bottom line: Our success as a BioPharma company is measured by the difference we can make in the lives of patients fighting serious diseases.



Dolly Dunklin Marting is maintaining a family tradition. Nearly a century ago, her great grandmother invested household money in a fledgling company. The family held on to the stock for five generations ... and that company became Bristol-Myers Squibb. "I'm a great believer in our company," says Dolly, who has continued the legacy by passing along BMY stock to her grown children. When severe mental disability touched her family, Dolly became acutely aware of the needs of this fragile population. BMY enables her to support the Anderson Center for Autism in Staatsburg, New York. "My dividends provide the operating capital needed to help enhance the lives of profoundly handicapped children," she says. "BMY makes my passion a reality."

TO OUR ENVIRONMENT



Roberta Ercole is proud of Bristol-Myers Squibb's innovative efforts to reduce the impact on the environment at our manufacturing facility in Anagni, Italy. "Our solar panel project is just one way that we can be an example for our employees and the people of Anagni," says Roberta, Environment, Health and Safety manager. "Since the installation of a photovoltaic plant, employees have asked us for information on how they can install similar panels for their homes — and some already have." For Roberta and her colleagues, it's more than conserving resources: "It's about saving our environment, our home."

We encourage the preservation of natural resources and strive to minimize the environmental impact of our operations and products.

"For us, being green is more than just meeting environmental mandates," says Susan Voigt, vice president, Environment, Health, Safety and Sustainability. "It's about taking action that incorporates conservation and innovation across broad aspects of our business."

At many of our facilities worldwide, Bristol-Myers Squibb is integrating comprehensive energy management, pollution controls and other practices to reduce environmental impacts. For example, in Devens, Massachusetts, the laboratory and administrative building of our $750 million facility has already received gold-level certification by the Leadership in Energy and Environmental Design system. The manufacturing suite is expected to be the first biologics facility to become LEED certified. And in Anagni, Italy, where such medicines as *Sprycel* and *Baraclude* are packaged, more than 480 square meters of rooftop solar panels provide power and reduce greenhouse gas emissions.

Going green has many advantages. Along with energy savings and environmental benefits, green buildings provide satisfying work environments, which in turn promote greater efficiency and productivity.

Newsweek's 2009 Green Ranking recognized Bristol-Myers Squibb as eighth among 500 of the largest U.S. corporations. And Bristol-Myers Squibb was included in the 2009 Dow Jones Sustainability North America Index of leading sustainability-driven companies.

OUR MISSION

To discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

OUR COMMITMENT

To our patients and customers, employees, global communities, shareholders, environment and other stakeholders, we promise to act on our belief that the priceless ingredient of every product is the integrity of its maker. We operate with effective governance and high standards of ethical behavior. We seek transparency and dialogue with our stakeholders to improve our understanding of their needs. We take our commitment to economic, social and environmental sustainability seriously, and extend this expectation to our partners and suppliers.

To our patients and customers

We commit to scientific excellence and investment in biopharmaceutical research and development to provide innovative, high-quality medicines that address the unmet medical needs of patients with serious diseases. We apply scientific rigor to produce clinical and economic benefit through medicines that improve patients' lives. We strive to make information about our commercialized medicines widely and readily available.

To our employees

We embrace a diverse workforce and inclusive culture. The health, safety, professional development, work-life balance and equitable, respectful treatment of our employees are among our highest priorities.

To our global communities

We promote conscientious citizenship that improves health and promotes sustainability in our communities.

To our shareholders

We strive to produce sustained strong performance and shareholder value.

To our environment

We encourage the preservation of natural resources and strive to minimize the environmental impact of our operations and products.



Bristol-Myers Squibb

Together we can prevail.®

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, the Company, we, our or us) is a global biopharmaceutical company, consisting of global pharmaceutical/biotechnology and international consumer medicines businesses, whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. We license, manufacture, market, distribute and sell products on a global basis.

In February 2009, Mead Johnson Nutrition Company (Mead Johnson) completed an initial public offering (IPO) of its Class A common stock. Post IPO, we held an 83.1% interest in Mead Johnson. On December 23, 2009, we completed an exchange offer of our previously held 170 million shares of Mead Johnson for 269 million outstanding shares of our stock. Mead Johnson's financial results, previously reported as a separate segment, have been reported as discontinued operations for all years presented.

We continued to execute our string-of-pearls strategy in 2009 with the acquisition of Medarex, Inc. (Medarex) in September 2009, and through the various collaboration agreements entered into during the year. The divestiture of Mead Johnson and continued execution of the string-of-pearls strategy has allowed us to become a more focused biopharmaceutical company. We are meeting our productivity transformation initiative (PTI) objectives and have implemented a culture of continuous improvement.

2009 Financial Highlights

The following table is a summary of operating activity:

	Year Ended December 31,	
Dollars in Millions, except per share data	**2009**	2008
Net Sales	**$ 18,808**	$ 17,715
BioPharmaceutical Segment Results	**4,492**	3,538
Net Earnings from Continuing Operations Attributable to BMS	**3,239**	2,697
Net Earnings from Discontinued Operations Attributable to BMS	**7,373**	2,550
Net Earnings Attributable to BMS	**10,612**	5,247
Diluted Earnings Per Share from Continuing Operations Attributable to BMS	**1.63**	1.35
Non-GAAP Diluted Earnings Per Share from Continuing Operations Attributable to BMS	**1.85**	1.49
Cash, Cash Equivalents and Marketable Securities	**9,883**	8,453

Net Sales

Net sales increased 6%, or 8% excluding an unfavorable foreign exchange impact. U.S. net sales increased 12% to $11.9 billion in 2009. International net sales decreased 3%, or increased 3% excluding an unfavorable foreign exchange impact, to $6.9 billion.

- Sales growth in 2009 was led by continued increases in Plavix (clopidogrel bisulfate) of 10%, and Abilify (aripiprazole) of 20%.
- The virology portfolio continued to demonstrate strong sales growth in 2009, led by *Baraclude* (entecavir) of 36%, the *Sustiva* (efavirenz) Franchise of 11% and *Reyataz* (atazanavir sulfate) of 8%.
- Worldwide growth of *Orencia* (abatacept) of 37% and *Sprycel* (dasatinib) of 36%.
- Erbitux (cetuximab) net sales were down 9%.
- *Onglyza* (saxagliptin), a DPP-IV inhibitor, has been submitted to regulatory authorities in more than 50 countries, approved in 36 and, beginning in the third quarter of 2009, launched in six countries - the United States (U.S.), Canada, Mexico, Germany, the United Kingdom (UK) and Denmark. Net sales were $24 million in 2009.

BioPharmaceutical Segment Results

The increase in BioPharmaceutical segment results is attributed to:
- Increased net sales of various key products noted above.
- More favorable gross margin percentage attributed to favorable foreign exchange, higher average selling prices, a more favorable product mix and realized efficiencies from PTI.
- More efficient and reduced spending within marketing, selling and administrative.
- Partially offset by increased investments within our research and development pipeline.

Net Earnings from Continuing Operations Attributable to Bristol-Myers Squibb Company

The increase is attributed to:
- Improved segment results.
- Partially offset by unfavorable impact of specified items in 2009 – the prior year includes a gain on sale of ImClone Systems Incorporated (ImClone) shares.
- Additional taxes on higher income levels; however, the effective tax rate was reduced by 170 basis points to 21.1%.

Net Earnings from Discontinued Operations Attributable to Bristol-Myers Squibb Company

In 2009, we completed the split-off of Mead Johnson resulting in an after-tax gain of approximately $7.2 billion. The results of the Mead Johnson business and related gain are included in discontinued operations for all years presented. In addition to the results of Mead Johnson, the 2008 results include a $2.0 billion after-tax gain on the divestiture of ConvaTec, a $43 million after-tax loss on the divestiture of Medical Imaging and their operating results prior to the divestitures.

Diluted Earnings Per Share from Continuing Operations

Diluted earnings per share (EPS) from continuing operations increased 21% during 2009 due to the improved operating results driven by the activities discussed above. The EPS impact of the 269 million share reduction resulting from the Mead Johnson split-off was minimal due to the relatively short period that the lower share count was outstanding.

Our non-GAAP financial measures, including non-GAAP earnings from continuing operations and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items. Our non-GAAP diluted EPS from continuing operations increased 24% during 2009 after adjusting for specified items of $428 million in 2009 and $278 million in 2008. For a detailed listing of all specified items and further information and reconciliations of non-GAAP financial measures, see "—Specified Items" and "—Non-GAAP Financial Measures" below.

Cash, Cash Equivalents and Marketable Securities

Sources of cash, cash equivalents and marketable securities included $4.1 billion generated from operating activities; net proceeds from Mead Johnson's issuance of various notes and draw down from their credit facility of $1.7 billion, which were used to repay intercompany loans prior to the split-off; net proceeds of $782 million from the Mead Johnson IPO, and proceeds of $456 million from the sale of various mature businesses and trademarks. These sources were more than adequate to fund dividend payments of $2.5 billion, Medarex business acquisition of $2.3 billion and capital expenditures of $730 million.

Business Environment

We conduct our business primarily within the pharmaceutical/biotechnology industry, which is highly competitive and subject to numerous government regulations. Many competitive factors may significantly affect sales of our products, including product efficacy, safety, price and cost-effectiveness; marketing effectiveness; product labeling; quality control and quality assurance of our manufacturing operations; and research and development of new products. To successfully compete for business in the healthcare industry, we must demonstrate that our products offer medical benefits as well as cost advantages. Currently, most of our new product introductions compete with other products already on the market in the same therapeutic category, in addition to potential competition of new products that competitors may introduce in the future. We manufacture branded products, which are priced higher than generic products. Generic competition is one of our leading challenges globally.

In the pharmaceutical/biotechnology industry, the majority of an innovative product's commercial value is usually realized during the period that the product has market exclusivity. When a product loses exclusivity, it is no longer protected by a patent and is subject to new competing products in the form of generic brands. Upon exclusivity loss, we can lose a major portion of that product's sales in a short period of time. Currently, generic versions of biological products cannot be approved under U.S. law. However, the law could change in the future. Even in the absence of new legislation, the U.S. Food and Drug Administration (FDA) is taking steps toward allowing generic versions of certain biologics. Competitors seeking approval of biological products must file their own safety and efficacy data and address the challenges of biologics manufacturing, which involve more complex processes which are more costly than those of traditional pharmaceutical operations.

Both in the U.S. and internationally, the healthcare industry is subject to various government-imposed regulations authorizing prices or price controls that have and will continue to have an impact on our net sales. In the U.S., Congress and some state legislatures have considered a number of proposals and have enacted laws that could result in major changes in the current healthcare system, either nationally or at the state level. Driven in part by budget concerns, Medicaid access and reimbursement restrictions have been implemented in some states and proposed in many others. In addition, the Medicare Prescription Drug Improvement and Modernization Act provides outpatient prescription drug coverage to senior citizens in the U.S. This legislation has had a modest favorable impact on us as a result of an increase in the number of seniors with drug coverage. At the same time, there continues to be a potential negative impact on the U.S. biopharmaceuticals business that could result from pricing pressures or controls. In many markets outside the U.S., we operate in environments of government-mandated, cost-containment programs, or under other regulatory bodies or groups that can exert downward pressure on pricing. Pricing freedom is limited in the UK, for instance, by the operation of a profit control plan and in Germany by the operation of a reference price system. Companies also face significant delays in market access for new products as more than two years can elapse after drug approval before new medicines become available in some countries.

The growth of Managed Care Organizations (MCOs) in the U.S. has played a large role in the competition that surrounds the healthcare industry. MCOs seek to reduce healthcare expenditures for participants by making volume purchases and entering into long-term contracts to negotiate discounts with various pharmaceutical providers. Because of the market potential created by the large pool of participants, marketing prescription drugs to MCOs has become an important part of our strategy. Companies compete for inclusion in MCO formularies and we generally have been successful in having our major products included. We believe that developments in the managed care industry, including continued consolidation, have had and will continue to have a generally downward pressure on prices.

Pharmaceutical/biotechnology production processes are complex, highly regulated and vary widely from product to product. Shifting or adding manufacturing capacity can be a lengthy process requiring significant capital expenditures and regulatory approvals. Biologics manufacturing involves more complex processes than those of traditional pharmaceutical operations. As biologics become a larger percentage of our product portfolio, we will continue to make arrangements with third-party manufacturers and to make substantial investments to increase our internal capacity to produce biologics on a commercial scale. One such investment is a new, state-of-the-art manufacturing facility for the production of biologics in Devens, Massachusetts, the construction of which was substantially completed in 2009. We expect to submit the site for regulatory approval in 2011.

We have maintained a competitive position in the market and strive to uphold this position, which is dependent on our success in discovering, developing and delivering innovative, cost-effective products to help patients prevail over serious diseases.

We are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time to reasonably assess the final outcomes of these investigations or litigations. For additional discussion of legal matters, see Note 24 "Legal Proceedings and Contingencies."

Strategy

We continue to execute our multi-year strategy which has allowed us to transform into a next-generation biopharmaceutical company. The strategy encompasses all aspects and all geographies of the business and has yielded and will continue to yield substantial cost savings and cost avoidance which increases our financial flexibility to take advantage of attractive market opportunities that may arise.

With the completion of the Mead Johnson split-off as well as the prior year dispositions of the ConvaTec and Medical Imaging businesses, we are now operating within our core biopharmaceutical business focus. In 2009, we completed the sale of our mature brands businesses and related manufacturing facilities in the Asia-Pacific region, China, Pakistan, Egypt and Australia. We are also reducing the number of facilities in our global manufacturing network.

We are also allocating resources to continue our string-of-pearls strategy and enable strategic transactions, which could range from collaboration and license agreements to the acquisition of companies. In September 2009, we completed our acquisition of Medarex and entered into or restructured collaboration agreements with various companies during 2009, including Alder

Pharmaceuticals, Inc. (Alder), Otsuka Pharmaceutical Co., Ltd. (Otsuka), ZymoGenetics, Inc. (ZymoGenetics), and Eli Lilly and Company (Lilly) in January 2010.

Managing costs is another part of our overall strategy. We have implemented all PTI initiatives resulting in the incurrence of $1.3 billion in costs. We are on target to create a total of $2.5 billion in annual productivity savings and cost avoidance by 2012 of which approximately 90% is expected to be realized by the end of 2010. Subsequent to the PTI, we have further implemented a strategic process designed to achieve a culture of continuous improvement to enhance efficiency, effectiveness and competitiveness and to continue to improve our cost base.

We will continue to focus on the development of our biopharmaceuticals business and will maintain growth by investing in research and development as well as in key growth products, including specialty and biologic medicines and cardiovascular and metabolic drugs. *Onglyza* has been submitted to regulatory authorities in more than 50 countries, approved in 36 and, beginning in the third quarter of 2009, launched in six countries — the U.S., Canada, Mexico, Germany, the UK and Denmark.

We have refined our focus on emerging markets which represent significant opportunities for growth. We have identified five emerging markets on which to focus – Brazil, Russia, India, China and Turkey. The emerging public health interests of these countries best align with our strategy as well as our current portfolio and pipeline.

Product and Pipeline Developments

Belatacept

- In September 2009, we announced that the FDA has accepted, for filing and review, our submission of a biologic license application for belatacept, which is under development for use in kidney transplantation. The Prescription Drug User Fee Act (PDUFA) goal for FDA action is May 1, 2010. In January 2010, the FDA announced that its Cardiovascular and Renal Drugs Advisory Committee plans to meet on March 1, 2010 to provide advice regarding this application.

- In May 2009, belatacept, an investigational co-stimulation blocker being studied for use in solid organ transplantation, was the subject of nine company-sponsored clinical presentations (including the first Phase III data) at the American Transplant Congress. The data suggest that belatacept may represent a promising therapeutic option for kidney transplant patients.

Dapagliflozin

- In October 2009, we announced results from a 24-week Phase III clinical study, which demonstrated that the investigational drug dapagliflozin, added to metformin, provided significant mean reductions in the primary endpoint, glycosylated hemoglobin level (HbA1c) and in the secondary endpoint, fasting plasma glucose in patients with type 2 diabetes inadequately controlled with metformin alone, as compared to placebo plus metformin. The study also showed that individuals receiving dapagliflozin had statistically greater mean reduction in body weight compared to individuals taking placebo.

- In June 2009, at the American Diabetes Association Annual Scientific Sessions, a 12-week study of dapagliflozin was presented which demonstrated improved glycemic control in inadequately controlled type 2 diabetes patients who were treated with high doses of insulin and common oral anti-diabetic medicines.

- In March 2009, the Company and AstraZeneca PLC (AstraZeneca) published findings from a 12-week, Phase IIb dose-ranging study that dapagliflozin produced clinically meaningful reductions across all key glycemic measures studied in treatment-naive type 2 diabetes patients, compared to placebo. The study findings also showed that patients receiving dapagliflozin experienced greater reductions in body weight compared to patients on placebo.

Apixaban

- In December 2009, the Company and Pfizer Inc. (Pfizer) announced plans to submit a regulatory filing in the first half of 2010 for apixaban in Europe. The companies plan to file for regulatory approval of apixaban for the prevention of venous thromboembolism after orthopedic surgery. The application will be supported by ADVANCE-2 and ADVANCE-3, two clinical trials that evaluated apixaban versus the European dosing regimen of enoxaparin for prevention of VTE in patients undergoing orthopedic surgery. Apixaban is a novel, oral, highly-selective Factor Xa inhibitor, a new class of agents being studied for the potential to prevent and treat blood clots in the veins and arteries.

Bristol-Myers Squibb

- In July 2009, the results of the apixaban ADVANCE-2 study were presented at a late-breaking clinical trial session at the Congress of the International Society of Thrombosis and Hemostasis. The study's results demonstrated that apixaban was superior to the European regimen of enoxaparin (standard of care) for reducing the risk of venous thromboembolism in patients undergoing total knee replacement surgery and showed lower observed bleeding rates compared to enoxaparin. The study also showed that the overall safety profile for apixaban was similar to enoxaparin.

- In March 2009, the Company and Pfizer initiated a Phase III program for the treatment of Acute Coronary Syndrome.

Ipilimumab

- In May 2009, the Company and Medarex announced, at the American Society of Clinical Oncology annual meeting, that updated survival results from follow-up extensions of three Phase II studies show a two-year survival ranging from 30% to 42% in patients with advanced metastatic melanoma (Stage III or IV).

NTC-801

- In March 2009, we announced a global collaboration with Nissan Chemical Industries, Ltd. and Teijin Pharma Limited (Nissan) for the development and commercialization of NTC-801, a selective inhibitor of the acetylcholine-activated potassium ion channel, currently in Phase I development in Japan, for the maintenance of normal sinus rhythm in patients with atrial fibrillation.

PEG-Interferon Lambda

- In November 2009, at the 60th Annual Meeting of the American Association for the Study of Liver Diseases, the Company and ZymoGenetics presented final Phase Ib results for PEG-Interferon lambda in hepatitis C. Antiviral activity was seen at all dose levels tested and the results support moving to dose-ranging Phase II studies in treatment-naïve hepatitis C patients.

- In January 2009, we announced a global collaboration with ZymoGenetics on our PEG-Interferon lambda, a novel type 3 interferon currently in Phase Ib development for the treatment of hepatitis C. In April 2009, the Company and ZymoGenetics announced positive 4-week results of PEG-Interferon lambda with ribavirin for the treatment of hepatitis C from an ongoing Phase Ib clinical trial.

XL184

- In October 2009, the Company and Exelixis, Inc. (Exelixis) reported new Phase II data for the developmental compound XL184 in patients with glioblastoma multiforme (GBM), the most common and aggressive form of brain cancer. XL184 showed promising activity in GBM patients receiving a daily dose of 125 milligrams of the compound.

- In May 2009, the Company and Exelixis reported, at the American Society of Clinical Oncology annual meeting, encouraging data from an ongoing Phase II trial of XL184 in patients with previously-treated GBM.

Abilify

- In November 2009, the Company and Otsuka announced that the FDA approved Abilify for the treatment of irritability associated with autistic disorder in pediatric patients (ages 6 to 17 years).

- In November 2009, the Company and Otsuka following discussions with the Committee for Medicinal Products for Human Use (CHMP), withdrew the marketing authorization application in the EU for a new indication for Abilify in the treatment of major depressive episodes, as an adjunctive therapy, in patients who have had an inadequate response to previous treatment with antidepressants.

Erbitux

- In September 2009, at the European Cancer Organisation and European Society of Medical Oncology Multidisciplinary Congress, data was presented on two Phase III Erbitux studies in first-line metastatic colorectal cancer patients. A retrospective analysis of the Phase III CRYSTAL study demonstrated that Erbitux, when added to a FOLFIRI chemotherapy regimen, was shown to increase progression-free survival (PFS) median overall survival in first-line metastatic colorectal cancer (mCRC) patients compared to those receiving FOLFIRI alone. In a subset of patients with mCRC who have tumors without K-ras mutations (commonly referred to as "wild-type" *K-ras*), median overall survival was increased to 23.5 months in patients who received Erbitux plus FOLFIRI compared to 20 months for those taking FOLFIRI alone. Another Phase III study of Erbitux plus chemotherapy (primarily capecitabine plus oxaliplatin) in first-line mCRC, known as COIN, was conducted in the UK by the Medical Research Council. The COIN study did not meet its primary endpoint of overall survival.

- In July 2009, the Company and Lilly announced that the FDA had approved revisions to the U.S. prescribing information for Erbitux concerning the treatment of patients with an epidermal growth factor receptor (EGFR)-expressing mCRC. The labeling revisions include a modification which states that Erbitux is not recommended for patients whose tumors had *K-ras* mutations in codon 12 or 13. An estimated 40% of patients with mCRC have tumors with such *K-ras* mutations while approximately 60% of patients with mCRC have tumors without K-ras mutations.

- In March 2009, the Company and Lilly announced that the companies received a complete response letter from the FDA for the first-line squamous cell carcinoma of the head and neck supplemental Biologics License Application (sBLA) for Erbitux. In its complete response letter the FDA requested an additional pharmacokinetic study to confirm the comparability of Erbitux used in the first-line head and neck submission as compared to the Erbitux currently marketed in the United States. As previously announced, the Company and Lilly recently withdrew the advanced non-small cell lung cancer sBLA for Erbitux because of the same matter. In both cases, the companies continue to work with the FDA to confirm pharmacokinetic comparability.

Ixempra

- In March 2009, we withdrew our marketing authorization application for *Ixempra* (ixabepilone), which was submitted to the European Medicines Agency in September 2007.

ALD518

- In November 2009, the Company and Alder entered into a global agreement for the development and commercialization of ALD518, a novel biologic that has completed Phase IIa development for the treatment of rheumatoid arthritis. ALD518 is a humanized monoclonal antibody targeting IL-6.

Plavix

- In November 2009, the U.S. Plavix label was updated with new warnings on the use of Prilosec (omeprazole) and certain other drugs that could interfere with Plavix by reducing its effectiveness. The label was also updated to include warnings about the variability of response attributed to CYP 2C19 genetic polymorphisms. The company and sanofi are currently in discussions with the FDA regarding possible additional changes to the U.S. Plavix label.

- In August 2009, the OASIS study group presented initial results of the CURRENT-OASIS 7 clinical trial at the European Society of Cardiology congress in Barcelona. The large-scale, global study provided information about an intensified dose-regimen of Plavix in acute coronary syndrome (ACS) patients managed by an early invasive strategy with an intent for percutaneous coronary intervention (PCI). The study showed no added benefit on the composite primary end-point (cardiovascular death, heart attack or stroke at 30 days) with the higher dose in the entire ACS study population. For clinically relevant subgroups pre-specified for preliminary analysis, such as the PCI group (70% of the trial population), potentially medically relevant differences in patient outcomes were observed. In those subgroups, analysis showed an improvement in outcome for PCI patients taking the higher Plavix dose regimen (600 mg loading/150 mg for days 2-7/75 mg for days 8-30) over the standard dose regimen (300 mg loading/75 mg for days 2-30), as shown by a 15% reduction of the same composite end-point of cardiovascular death, heart attack and stroke. There was a statistically significant increase in the primary safety endpoint of major bleeding with the high-dose compared to the standard-dose Plavix regimen in both the overall trial population and the PCI population.

- In March 2009, the Company and sanofi-aventis (sanofi) announced new findings from their Active A trial. The investigational study on Plavix provided results that demonstrated that, for patients with atrial fibrillation who were at increased risk for stroke and could not take an oral anticoagulant, taking Plavix in addition to aspirin significantly reduced major vascular events by 11% over aspirin alone. The greatest benefit was in reduction of stroke by 28%, which is the primary goal of physicians treating patients with atrial fibrillation. Compared to aspirin alone, taking Plavix in addition to aspirin significantly and as expected increased the rate of major bleeding.

Onglyza

- In December 2009, the Company and AstraZeneca submitted an application with the U.S. Food and Drug Administration (FDA) for a fixed dose combination of *Onglyza* plus metformin HCl extended-release tablets. The FDA is currently reviewing the submission.

- In October 2009, the Company and AstraZeneca announced that the European Commission has granted marketing authorization for *Onglyza*, a dipeptidyl peptidase-4 inhibitor, in all 27 countries of the European Union to treat type 2 diabetes in adults with either metformin, a sulfonylurea or a thiazolidinedione, when any of these other agents alone, with diet and exercise, does not provide adequate glycemic control.

- In October 2009, the Company and AstraZeneca announced results of the 18-week Phase IIIb study in adults with type 2 diabetes with inadequate glycemic control on metformin therapy alone found that the addition of *Onglyza* 5mg per day to metformin treatment achieved the primary objective of demonstrating non-inferiority compared to the addition of Januvia (sitagliptin) 100mg per day to metformin treatment in reducing HbA1c from baseline.

- In July 2009, the Company and AstraZeneca announced that the FDA approved *Onglyza*. *Onglyza* is indicated as an adjunct to diet and exercise to improve blood sugar (glycemic) control in adults for the treatment of type 2 diabetes mellitus. *Onglyza* once daily can be used in combination with commonly prescribed oral anti-diabetic medications, metformin, sulfonylureas or thiazolidinediones, or as a monotherapy to significantly reduce glycosylated hemoglobin levels.

- In June 2009, at the American Diabetes Association Annual Scientific Sessions, interim analysis (at 102 weeks) of a 42-month long-term Phase III extension study was presented which showed that when *Onglyza* was added to metformin in patients with inadequately controlled type 2 diabetes, the profile of adverse events was consistent with that seen at 24 weeks, and the treatment regimen produced long-term glycemic improvement.

Orencia

- In January 2010, the European Commission approved *Orencia* in combination with methotrexate for the treatment of moderate to severe active polyarticular juvenile idiopathic arthritis in pediatric patients six years of age and older who have had an insufficient response to other disease-modifying anti-rheumatic drugs, including at least one TNF inhibitor.

- In October 2009, we announced that new clinical data support continued development of a subcutaneous administration of *Orencia* for patients with moderate to severe rheumatoid arthritis. The subcutaneous program utilizes a new formulation of *Orencia*, which has been specifically designed for subcutaneous administration. These data, from a 4-month open-label trial involving 100 patients, were presented at the American College of Rheumatology Annual Scientific Meeting. The study showed that weekly administration of a 125 mg subcutaneous dose of *Orencia* resulted in minimal, transient immunogenicity prior to month 4 after repeat dosing. The immunogenicity was similar whether *Orencia* was administered in combination with methotrexate, a common treatment for rheumatoid arthritis, or as a monotherapy. At month four, patients had no antibody response to subcutaneous *Orencia*.

- In October 2009, we announced two-year results of a study that supports use of *Orencia* for methotrexate-naïve patients with moderate to severe rheumatoid arthritis of less than or equal to two years duration. The data from the AGREE study, which compared patients treated with *Orencia* plus methotrexate versus patients treated with methotrexate alone, show that patients taking *Orencia* in combination with methotrexate achieved sustained low disease activity scores at 24 months. The data also showed that *Orencia* plus methotrexate can inhibit radiographic progression of rheumatoid arthritis and improve physical function in addition to relieving pain, swelling and fatigue. The safety profile for the open-label period was similar to the double-blind period of the study.

- In August 2009, we announced that clinical data added to the labeling for *Orencia* support use of *Orencia* for patients with moderate to severe rheumatoid arthritis of less than or equal to two years duration. The efficacy and safety data further support use of *Orencia* in new-to-biologic patients with moderate to severe rheumatoid arthritis.

- In June 2009, we announced, at the Annual European Congress of Rheumatology (EULAR), the results of two studies that demonstrated the consistent safety and effectiveness over five and seven years of treatment in rheumatoid arthritis patients who have had an inadequate response to methotrexate.

Sprycel

- In December 2009, at the 51st Annual Meeting of the American Society of Hematology, Phase II data on *Sprycel* was presented which suggested that *Sprycel* could provide chronic myeloid leukemia (CML) patients with a more rapid, improved response than the currently-available first-line treatment, imatinib. Results from a Phase III head-to-head trial (called DASISION) of *Sprycel* and imatinib mesylate in first-line treatment of CML are expected to be announced in the first half of 2010.

- In May 2009, at the American Society of Clinical Oncology annual meeting, we presented interim results from two Phase II *Sprycel* studies, which demonstrate that *Sprycel* may have potential as a treatment for a castrate-resistant prostate cancer (CRPC). A Phase III study of *Sprycel* in CRPC is currently ongoing.

- In May 2009, we announced that the FDA has granted full approval for *Sprycel* for the treatment of adults in all phases of CML (chronic, accelerated, or myeloid or lymphoid blast phase) with resistance or intolerance to prior therapy including Gleevec (imatinib mesylate).

Reyataz

- In November 2009, we announced a U.S. labeling update for *Reyataz*. The label for the medicine now includes long-term data from the CASTLE Study, which showed that a once-daily regimen of *Reyataz* and ritonavir - as part of combination therapy - in previously untreated adult patients infected with HIV-1 led to an enduring virologic response through 96 weeks of treatment.

Baraclude

- In October 2009, at the 60th Annual Meeting of the American Association for the Study of Liver Diseases, we announced 48-week data for *Baraclude* in chronic hepatitis B patients with evidence of decompensated cirrhosis. In the patient population studied, *Baraclude* demonstrated greater viral suppression compared to adefovir.

RESULTS OF OPERATIONS

Our results of continuing operations exclude the results related to the Mead Johnson business prior to its split-off in December 2009, the ConvaTec business prior to its divestiture in August 2008, and the Medical Imaging business prior to its divestiture in January 2008. These businesses have been segregated from continuing operations and included in discontinued operations for all years presented, see "—Discontinued Operations" below.

Our results of continuing operations were as follows:

	Year Ended December 31,				
Dollars in Millions	**2009**	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
Net Sales	**$ 18,808**	$ 17,715	$ 15,617	6%	13%
Total Expenses	**$ 13,206**	$ 12,939	$ 13,094	2%	(1)%
Earnings from Continuing Operations before Income Taxes	**$ 5,602**	$ 4,776	$ 2,523	17%	89%
% of net sales	***29.8%***	*27.0%*	*16.2%*		
Provision for Income Taxes	**$ 1,182**	$ 1,090	$ 471	8%	131%
Effective tax rate	***21.1%***	*22.8%*	*18.7%*		
Net Earnings from Continuing Operations	**$ 4,420**	$ 3,686	$ 2,052	20%	80%
% of net sales	***23.5%***	*20.8%*	*13.1%*		
Attributable to Noncontrolling Interest	**$ 1,181**	$ 989	$ 756	19%	31%
% of net sales	***6.3%***	*5.6%*	*4.8%*		
Attributable to Bristol-Myers Squibb Company	**$ 3,239**	$ 2,697	$ 1,296	20%	108%
% of net sales	***17.2%***	*15.2%*	*8.3%*		

Net Sales

The composition of the change in net sales was as follows:

	Year Ended December 31,			2009 vs. 2008				2008 vs. 2007			
	Net Sales			Analysis of % Change				Analysis of % Change			
Dollars in Millions	**2009**	2008	2007	Total Change	Volume	Price	Foreign Exchange	Total Change	Volume	Price	Foreign Exchange
U.S	**$ 11,909**	$ 10,611	$ 8,992	12%	5%	7%	—	18%	11%	7%	—
Non-U.S.	**6,899**	7,104	6,625	(3)%	3%	—	(6)%	7%	3%	(1)%	5%
Total	**$ 18,808**	$ 17,715	$ 15,617	6%	4%	4%	(2)%	13%	8%	3%	2%

In 2009, most of the key U.S. products contributed to the growth in net sales. Plavix and Abilify represented 47% and 17% of total U.S. net sales and contributed 49% and 31% of total growth in U.S. net sales, respectively. In 2008, Plavix and Abilify represented 46% and 16% of total U.S. net sales and contributed 53% and 23% of total growth in U.S. net sales, respectively.

International net sales decrease in 2009 and increase in 2008 were impacted by the fluctuating value of the U.S. dollar against many foreign currencies when compared to the previous periods. Excluding foreign exchange, international net sales increased 3% in 2009 due to growth in various key products, including *Baraclude*, the HIV portfolio, *Sprycel*, Abilify and *Orencia*, which more than offset decreases in Plavix net sales stemming from increased generic competition. Our reported international net sales do not include copromotion sales reported by our alliance partner, sanofi for Plavix and Avapro/Avalide, which decreased in 2009 due to generic competition.

Net sales of mature brands and businesses that were divested during 2007 through 2009 represented approximately 1% of total net sales. Further detail on both domestic and international key product net sales are discussed below.

In general, our business is not seasonal. For information on U.S. pharmaceutical prescriber demand, reference is made to the table within "—Estimated End-User Demand" below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of our key pharmaceutical and new products. The U.S. and non-U.S. net sales are categorized based upon the location of the customer.

We recognize revenue net of various sales adjustments to arrive at net sales as reported on the consolidated statements of earnings. These adjustments are referred to as gross-to-net sales adjustments and are further described in "—Critical Accounting Policies" below.

The reconciliation of our gross sales to net sales by each significant category of gross-to-net sales adjustments were as follows:

	Year Ended December 31,		
Dollars in Millions	**2009**	2008	2007
Gross Sales	**$ 20,555**	$ 19,370	$ 17,097
Gross-to-Net Sales Adjustments			
Prime Vendor Charge-Backs	**(513)**	(487)	(504)
Cash Discounts	**(253)**	(235)	(191)
Managed Healthcare Rebates and Other Contract Discounts	**(439)**	(360)	(319)
Medicaid Rebates	**(229)**	(205)	(169)
Sales Returns	**(101)**	(163)	(87)
Other Adjustments	**(212)**	(205)	(210)
Total Gross-to-Net Sales Adjustments	**(1,747)**	(1,655)	(1,480)
Net Sales	**$ 18,808**	$ 17,715	$ 15,617

The gross-to-net sales adjustments are primarily a function of gross sales and activity is typically correlated with current sales trends as is managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts and other adjustments. Managed healthcare rebates and other contract discounts and Medicaid rebates are also affected by changes in sales mix and contractual and legislative discount rates.

In 2009, gross-to-net sales adjustments increased by 6%. Managed healthcare rebates and other contract discounts increased by 22% primarily due to higher Plavix Medicare sales and an increase in contractual discount rates. Sales returns decreased by 38% primarily due to lower provisions for *Pravachol* and *Zerit*, partially offset by increased provisions for *Sprycel* and mature brands driven by higher than anticipated sales returns.

In 2008, the increase in the gross-to-net sales adjustments is attributed to increased provisions for *Pravachol*, driven by higher sales returns than previously estimated and for *Zerit* due to loss of exclusivity.

The activities and ending balances of each significant category of gross-to-net sales reserve adjustments were as follows:

Dollars in Millions	Prime Vendor Charge-Backs	Cash Discounts	Managed HealthCare Rebates and Other Contract Discounts	Medicaid Rebates	Sales Returns	Other Adjustments	Women, Infants and Children (WIC) Rebates	Total
Balance at January 1, 2008	$ 70	$ 24	$ 134	$ 125	$ 178	$ 128	$ 198	$ 857
Provision related to sales made in current period	487	234	370	213	71	208	—	1,583
Provision related to sales made in prior periods	—	1	(10)	(8)	92	(3)	—	72
Returns and payments	(487)	(226)	(345)	(197)	(125)	(206)	—	(1,586)
Impact of foreign currency translation	—	(1)	2	—	(5)	(5)	—	(9)
Discontinued operations	(25)	(1)	3	—	(2)	(7)	(3)	(35)
Balance at December 31, 2008	$ 45	$ 31	$ 154	$ 133	$ 209	$ 115	$ 195	$ 882
Provision related to sales made in current period	509	252	438	279	91	222	—	1,791
Provision related to sales made in prior periods	4	1	1	(50)	10	(10)	—	(44)
Returns and payments	(513)	(253)	(395)	(196)	(111)	(208)	—	(1,676)
Impact of foreign currency translation	—	(2)	1	—	—	2	—	1
Discontinued operations	(3)	(3)	—	—	(30)	(33)	(195)	(264)
Balance at December 31, 2009	**$ 42**	**$ 26**	**$ 199**	**$ 166**	**$ 169**	**$ 88**	**$ —**	**$ 690**

In 2009, the Center for Medicare and Medicaid Services policy group approved our revised calculations for determining the Medicaid rebates for the three year period 2002 to 2004. The impact of the revised calculation was a net overpayment of Medicaid rebates of $60 million.

The 2008 increase in sales returns is primarily attributed to increased provisions for *Pravachol*, driven by higher retail sales returns than previously assumed, and the loss of exclusivity for *Zerit*.

Net sales of key products represent 81% of total net sales in 2009, 77% in 2008 and 71% in 2007. The following table details U.S. and international net sales by key products, the percentage change from the prior period and the foreign exchange impact when compared to the prior period. Commentary detailing the reasons for significant variances for key products is provided below:

	Year Ended December 31,			% Change		% Change Attributable to Foreign Exchange	
Dollars in Millions	**2009**	2008	2007	2009 vs. 2008	2008 vs. 2007	2009 vs. 2008	2008 vs. 2007
Cardiovascular							
Plavix							
U.S.	**$ 5,556**	$ 4,920	$ 4,060	13%	21%	—	—
Non-U.S.	**590**	683	695	(14)%	(2)%	(5)%	3%
Total	**6,146**	5,603	4,755	10%	18%	—	1%
Avapro/Avalide							
U.S.	**722**	735	692	(2)%	6%	—	—
Non-U.S.	**561**	555	512	1%	8%	(6)%	4%
Total	**1,283**	1,290	1,204	(1)%	7%	(3)%	2%
Virology							
Reyataz							
U.S.	**727**	667	587	9%	14%	—	—
Non-U.S.	**674**	625	537	8%	16%	(8)%	5%
Total	**1,401**	1,292	1,124	8%	15%	(4)%	2%
Sustiva Franchise (total revenue)							
U.S.	**803**	724	604	11%	20%	—	—
Non-U.S.	**474**	425	352	12%	21%	(11)%	4%
Total	**1,277**	1,149	956	11%	20%	(4)%	2%
Baraclude							
U.S.	**160**	140	88	14%	59%	—	—
Non-U.S.	**574**	401	187	43%	114%	(5)%	9%
Total	**734**	541	275	36%	97%	(4)%	6%
Oncology							
Erbitux							
U.S.	**671**	739	683	(9)%	8%	—	—
Non-U.S.	**12**	10	9	20%	11%	(4)%	—
Total	**683**	749	692	(9)%	8%	—	—
Sprycel							
U.S.	**123**	92	58	34%	59%	—	—
Non-U.S.	**298**	218	100	37%	118%	(9)%	8%
Total	**421**	310	158	36%	96%	(6)%	5%
Ixempra							
U.S.	**99**	98	15	1%	**	—	—
Non-U.S.	**10**	3	—	**	—	N/A	—
Total	**109**	101	15	8%	**	—	N/A
Neuroscience							
Abilify							
U.S.	**2,082**	1,676	1,305	24%	28%	—	—
Non-U.S.	**510**	477	355	7%	34%	(9)%	7%
Total	**2,592**	2,153	1,660	20%	30%	(2)%	1%
Immunoscience							
Orencia							
U.S.	**467**	363	216	29%	68%	—	—
Non-U.S.	**135**	78	15	73%	**	(9)%	N/A
Total	**602**	441	231	37%	91%	(2)%	1%
Metabolics							
Onglyza							
U.S.	**22**	—	—	N/A	—	N/A	—
Non-U.S.	**2**	—	—	N/A	—	N/A	—
Total	**24**	—	—	N/A	—	N/A	—

** Change is in excess of 200%.

Plavix — a platelet aggregation inhibitor that is part of our alliance with sanofi

- U.S. net sales increased in 2009 and 2008 primarily due to higher average net selling prices and increased demand. Estimated total U.S. prescription demand increased 4% in 2009 and 19% in 2008.
- International net sales decreased in 2009 and 2008 due to the launch of alternative salt forms of clopidogrel and/or generic clopidogrel bisulfate in over half of the EU countries since August 2008, with additional launches expected through 2010. Given the wide-spread launch of alternative salt forms and generics, we expect continued erosion of sales in the EU which will impact both our international net sales and our equity in net income of affiliates.
- See Note 24 "Legal Proceedings and Contingencies—Plavix Litigation," for further discussion on Plavix exclusivity litigation in both the U.S. and EU.

Avapro/Avalide (known in the EU as Aprovel/karvea) — an angiotensin II receptor blocker for the treatment of hypertension and diabetic nephropathy that is also part of the sanofi alliance

- U.S. net sales decreased in 2009 primarily due to a 9% decrease in estimated total U.S. prescription demand partially offset by higher average net selling prices. International net sales increased primarily due to higher average net selling prices partially offset by an unfavorable foreign exchange impact.
- In 2008, worldwide net sales increased primarily due to higher average net selling prices which more than offset decline in overall demand. Estimated total U.S. prescription demand decreased approximately 7%.

Reyataz — a protease inhibitor for the treatment of HIV

- U.S. net sales increased primarily due to higher estimated total U.S. prescription demand of 8% in 2009 and 14% in 2008, and higher average net selling prices.
- In 2009 and 2008, international net sales increased primarily due to higher demand across most markets with Europe being the key driver due to the June 2008 approval for first-line treatment.

Sustiva Franchise — a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV, which includes *Sustiva*, an antiretroviral drug, and bulk efavirenz, which is also included in the combination therapy, Atripla (efavirenz 600mg/emtricitabine 200 mg/tenofovir disoproxil fumarate 300 mg), a product sold through a joint venture with Gilead.

- In 2009 and 2008, U.S. net sales increased primarily due to higher demand as well as higher average net selling prices. Estimated total U.S. prescription demand increased 10% in 2009 and 14% in 2008.
- In 2009 and 2008, international net sales increased despite an unfavorable foreign exchange impact in 2009 primarily due to continued demand generated from the launch of Atripla in Canada and the EU in the fourth quarter of 2007.

Baraclude — an oral antiviral agent for the treatment of chronic hepatitis B

- Worldwide net sales in 2009 and 2008 increased primarily due to continued strong growth in international markets.
- There continues to be increased awareness and acceptance of its long-term efficacy, safety and resistance data as evidenced by the American Association for the Study of Liver Disease treatment guidelines that recommended *Baraclude* as a first line treatment option.

Erbitux — a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. Erbitux is part of our strategic alliance with Lilly.

- Sold by us almost exclusively in the U.S., the net sales in 2009 decreased primarily due to study results released in 2008 regarding the impact of the K-ras gene expression on the effectiveness in patients with colorectal cancer.
- Sales increase in 2008 is attributable to increased demand for a 2008 indication for usage in the treatment of head and neck cancer.

Sprycel — an oral inhibitor of multiple tyrosine kinases, for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including Gleevec, which is part of our strategic alliance with Otsuka.

- Worldwide net sales increased primarily due to higher demand in previously launched markets, growth attributed to recently launched markets as well as higher U.S. average net selling prices.

Ixempra — a microtubule inhibitor for the treatment of patients with metastatic or locally advanced breast cancer and is part of our strategic alliance with Otsuka

- The net sales increase in 2008 reflects the launch of the product in the U.S. in October 2007.

Abilify — an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder and is part of our strategic alliance with Otsuka

- U.S. net sales increased primarily due to increased overall demand, new indications for certain patients with bipolar 1 disorder and major depressive disorder, and higher average net selling prices. The 2009 increase was partially offset by $49 million of amortization of the $400 million extension payment made to Otsuka in April 2009. Estimated total U.S. prescription demand increased 26% in 2009 and 23% in 2008.
- In 2009 and 2008, international net sales increased due to increased prescription demand, which was aided by a new bipolar indication in the second quarter of 2008 in the EU offset by an unfavorable foreign exchange impact in 2009.

Orencia — a fusion protein indicated for adult patients with moderate to severe rheumatoid arthritis who have had an inadequate response to one or more currently available treatments, such as methotrexate or anti-tumor necrosis factor therapy

- In 2009, worldwide net sales increased primarily due to increased demand.
- In 2008, the U.S. net sales increase was primarily due to continued demand growth. The international net sales increase reflected the May 2007 product launch in Europe.

Onglyza — once-daily oral tablet for the treatment of type 2 diabetes

- *Onglyza* has been submitted to regulatory authorities in more than 50 countries, approved in 36 and, beginning in the third quarter of 2009, launched in six countries — the U.S., Canada, Mexico, Germany, the UK and Denmark.

The estimated U.S. prescription change data provided throughout this report includes information only from the retail and mail order channels and does not reflect information from other channels such as hospitals, home healthcare, clinics, federal facilities including VA hospitals, and long-term care, among others.

In the first quarter of 2009, we changed our service provider for U.S. prescription data to Wolters Kluwer Health, Inc. (WK), a supplier of market research audit data for the pharmaceutical industry, for external reporting purposes and internal demand for most products. Prior to 2009, we used prescription data based on the Next-Generation Prescription Service Version 2.0 of the National Prescription Audit provided by IMS Health (IMS). We continuously seek to improve the quality of our estimates of prescription change amounts and ultimate patient/consumer demand by reviewing estimate calculation methodologies, processes, and analyzing internal and third-party data. We expect to continue to review and refine our methodologies and processes for calculation of these estimates and will continue to review and analyze our own and third parties' data used in such calculations.

The estimated prescription data is based on the Source Prescription Audit provided by the above suppliers and is a product of their respective recordkeeping and projection processes. As such, the data is subject to the inherent limitations of estimates based on sampling and may include a margin of error.

We calculated the estimated total U.S. prescription change on a weighted-average basis to reflect the fact that mail order prescriptions include a greater volume of product supplied, compared to retail prescriptions. Mail order prescriptions typically reflect a 90-day prescription whereas retail prescriptions typically reflect a 30-day prescription. The calculation is derived by multiplying mail order prescription data by a factor that approximates three and adding to this the retail prescriptions. We believe that a calculation of estimated total U.S. prescription change based on this weighted-average approach provides a superior estimate of total prescription demand, with respect to retail and mail order channels. We use this methodology for our internal demand reporting.

Estimated End-User Demand

The following tables set forth for each of our key products sold in the U.S. for the years ended December 31, 2009, 2008 and 2007: (i) total U.S. net sales for the year; (ii) change in reported U.S. net sales for the year; (iii) estimated total U.S. prescription change for the retail and mail order channels calculated by us based on third-party data on a weighted-average basis, and (iv) months of inventory on hand in the wholesale distribution channel.

	Year Ended December 31,									At December 31,		
	Total U.S. Net Sales			Change in U.S. Net Sales			% Change in U.S. Total Prescriptions			Months on Hand		
Dollars in Millions	**2009**	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
							(WK)	**(IMS)**	**(IMS)**			
Plavix	**$ 5,556**	$ 4,920	$ 4,060	13%	21%	53%	4%	19%	34%	0.5	0.4	0.5
Avapro/Avalide	**722**	735	692	(2)%	6%	7%	(9)%	(7)%	(4)%	0.4	0.5	0.5
Reyataz	**727**	667	587	9%	14%	14%	8%	14%	13%	0.5	0.5	0.6
Sustiva Franchise[(a)]	**803**	724	604	11%	20%	22%	10%	14%	20%	0.5	0.6	0.6
Baraclude	**160**	140	88	14%	59%	76%	13%	55%	77%	0.5	0.7	0.6
Erbitux[(b)]	**671**	739	683	(9)%	8%	6%	N/A	N/A	N/A	0.5	0.5	0.5
Sprycel	**123**	92	58	34%	59%	164%	18%	36%	**	0.7	0.8	0.9
Ixempra[(b)(c)]	**99**	98	15	1%	**	—	N/A	N/A	N/A	0.8	0.7	0.9
Abilify	**2,082**	1,676	1,305	24%	28%	24%	26%	23%	12%	0.4	0.5	0.5
Orencia[(b)]	**467**	363	216	29%	68%	145%	N/A	N/A	N/A	0.5	0.5	0.5
Onglyza[(d)]	**22**	—	—	—	—	—	N/A	N/A	N/A	3.7	—	—

(a) The *Sustiva* Franchise (total revenue) includes sales of *Sustiva*, as well as revenue of bulk efavirenz included in the combination therapy Atripla. The months on hand relates only to *Sustiva*.

(b) Erbitux, *Ixempra* and *Orencia* are parenterally administered products and do not have prescription-level data as physicians do not write prescriptions for these products.

(c) *Ixempra* was launched in the U.S. in October 2007.

(d) *Onglyza* was launched in the U.S. in August 2009. Month on hand ratio of 3.7 is estimated by dividing the estimated amount of the product in the U.S. wholesaler distribution channel by the estimated amount of out-movement of the product from the U.S. wholesaler distribution channel over a period of 31 days.

** Change in excess of 200%

Pursuant to the U.S. Securities and Exchange Commission (SEC) Consent Order described below under "—SEC Consent Order", we monitor the level of inventory on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We are obligated to disclose products with levels of inventory in excess of one month on hand or expected demand, subject to a de minimis exception. We disclosed U.S. products that had estimated levels of inventory in the distribution channel in excess of one month on hand at December 31, 2009, and international products that had estimated levels of inventory in the distribution channel in excess of one month on hand at September 30, 2009. The following products met those criteria:

At December 31, 2009, *Onglyza*, a type 2 diabetes product, had approximately 3.7 months of inventory on hand. The inventory level on hand was due to the product launch in August 2009.

At September 30, 2009, *Dafalgan*, an analgesic product sold principally in Europe, had approximately 1.1 months of inventory on hand at direct customers compared to approximately 1.1 months of inventory on hand at December 31, 2008. The level of inventory on hand was primarily due to the ordering patterns of private pharmacists in France.

At September 30, 2009, *Fervex*, a cold and flu product had approximately 1.7 months of inventory on hand at direct customers compared to approximately 1.4 months of inventory on hand at December 31, 2008. The increased level of inventory on hand was primarily due to the ordering patterns of private pharmacists in France and the initial stocking of a new distributor in Russia.

In the U.S., for all products sold exclusively through wholesalers or through distributors, we determined our months on hand estimates using information with respect to inventory levels of product on hand and the amount of out-movement of products provided by our three largest wholesalers, which account for approximately 90% of total gross sales of U.S. products, and provided by our distributors. Factors that may influence our estimates include generic competition, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

For products in the U.S. that are not sold exclusively through wholesalers or distributors and for our businesses outside of the U.S., we have significantly more direct customers. Limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. In cases where direct customer product level inventory, ultimate patient/consumer demand or out-movement data does not exist or is otherwise not available, we have developed a variety of other methodologies to calculate estimates of such data, including using such factors as historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Accordingly, we rely on a variety of methods to estimate direct customer product level inventory and to calculate months on hand for these business units. Factors that may affect our estimates include generic competition, seasonality of products, direct customer purchases in light of price increases, new product or product presentation launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations.

Geographic Areas

In general, our products are available in most countries in the world. The largest markets are in the U.S., France, Japan, Spain, Canada, Italy, Germany, China and Mexico. Our net sales by geographic areas, based on the location of the customer, were as follows:

	Net Sales			% Change		% of Total Net Sales		
Dollars in Millions	**2009**	2008	2007	2009 vs. 2008	2008 vs. 2007	2009	2008	2007
United States	**$ 11,909**	$ 10,611	$ 8,992	12%	18%	63%	60%	58%
Europe, Middle East and Africa	**4,206**	4,370	3,914	(4)%	12%	22%	25%	25%
Other Western Hemisphere	**1,300**	1,329	1,390	(2)%	(4)%	7%	7%	9%
Pacific	**1,393**	1,405	1,321	(1)%	6%	8%	8%	8%
Total	**$ 18,808**	$ 17,715	$ 15,617	6%	13%	100%	100%	100%

Net sales in the U.S. increased in 2009 and 2008 primarily due to items previously discussed in "—Net Sales" above.

Net sales in Europe, Middle East and Africa decreased in 2009 primarily due to a 7% unfavorable foreign exchange impact, decreased net sales of certain mature brands due to divestitures and increased generic competition for Plavix, partially offset by sales growth in major European markets for the HIV portfolio, *Baraclude*, Abilify, *Sprycel* and *Orencia*. In 2008, net sales increased primarily due to sales growth in major European markets for *Sprycel*, Abilify and the HIV hepatitis portfolio and a 6% favorable foreign exchange impact.

Net sales in the Other Western Hemisphere countries decreased in 2009 primarily due to a 9% unfavorable foreign exchange impact, partially offset by increased net sales of Plavix, Avapro/Avalide, *Orencia* and *Sprycel*. In 2008, net sales were essentially flat with a minimum foreign exchange impact.

Net sales in the Pacific region decreased in 2009 primarily due to decreased net sales of certain mature brands due to divestitures, partially offset by increased net sales of *Baraclude* and *Sprycel* and 1% favorable foreign exchange impact. In 2008, net sales increased primarily due to sales growth of *Baraclude* in China, Japan and Korea and a 6% favorable foreign exchange impact.

No single country outside the U.S. contributed more than 10% of our total net sales in 2009, 2008 or 2007. The combined net sales in emerging markets which includes Brazil, Russia, India, China and Turkey approximated 4% of our total net sales in 2009 and 2008 and 3% in 2007.

Expenses

Dollars in Millions	Expenses 2009	Expenses 2008	Expenses 2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007	% of Net Sales 2009	% of Net Sales 2008	% of Net Sales 2007
Cost of products sold	**$ 5,140**	$ 5,316	$ 4,919	(3)%	8%	27.3%	30.0%	31.5%
Marketing, selling and administrative	**3,946**	4,140	3,941	(5)%	5%	21.0%	23.4%	25.2%
Advertising and product promotion	**1,136**	1,181	1,097	(4)%	8%	6.0%	6.7%	7.0%
Research and development	**3,647**	3,512	3,160	4%	11%	19.4%	19.8%	20.2%
Acquired in-process research and development	**—**	32	230	(100)%	(86)%	—	0.2%	1.5%
Provision for restructuring	**136**	215	180	(37)%	19%	0.7%	1.2%	1.2%
Litigation expense	**132**	33	14	**	136%	0.7%	0.2%	0.1%
Equity in net income of affiliates	**(550)**	(617)	(524)	(11)%	18%	(2.9)%	(3.5)%	(3.4)%
Gain on sale of ImClone shares	**—**	(895)	—	(100)%	—	—	(5.1)%	—
Other (income)/expense	**(381)**	22	77	**	(71)%	(2.0)%	0.1%	0.5%
Total Expenses	**$ 13,206**	$ 12,939	$ 13,094	2%	(1)%	70.2%	73.0%	83.8%

** Change is in excess of 200%.

Cost of products sold

Cost of products sold consist of material costs, internal labor and overhead of our owned manufacturing sites, third-party processing costs, other supply chain costs and changes in foreign currency forward contracts that offset manufacturing related assets and liabilities denominated in foreign currencies. Essentially all of these costs are managed primarily through our global manufacturing organization, referred to as Technical Operations. In addition, discovery royalties attributed to licensed products in connection with alliances as well as the amortization of milestone payments that occur on or after regulatory approval are also included.

Costs as a percentage of net sales can vary between periods as a result of product mix, inflation and costs attributed to the rationalization of manufacturing sites resulting in accelerated depreciation, impairment charges and other stranded costs. In addition, changes in foreign currency may also provide volatility given a high percentage of total costs are denominated in foreign currencies.

- The improvement in cost of products sold as a percentage of net sales in 2009 was driven by favorable foreign exchange, higher U.S. average net selling prices, a more favorable product mix and realized manufacturing efficiencies from PTI offset by higher manufacturing costs attributed to inflation. The 2009 costs include manufacturing rationalization charges of $123 million primarily related to the implementation of PTI compared to $249 million of rationalization charges recognized in 2008.
- The improvement in costs of products sold as a percentage of net sales in 2008 was primarily attributed to a more favorable product sales mix, higher U.S. average net selling prices, and realized manufacturing savings from PTI. These factors were partially offset by higher manufacturing costs attributed to inflation. The 2008 costs include manufacturing rationalization charges of $249 million primarily related to the implementation of PTI compared to $179 million of rationalization charges recognized in 2007.

Marketing, selling and administrative

Marketing, selling and administrative expenses consist of employee salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs and other expenses that are not attributed to product manufacturing costs or research and development expenses. Most of these expenses are managed through regional commercialization functions or global functions such as finance, law, information technology and human resources.

- The decrease in 2009 resulted from a favorable 2% foreign exchange impact and efficiencies gained from PTI.
- The increase in 2008 was primarily related to $109 million of process standardization costs incurred as part of PTI, higher average net selling expenses in support of key products and an unfavorable 2% foreign exchange impact.

Advertising and product promotion

Advertising and product promotion expenses consist of related media, sample and direct to consumer programs.

- The decrease in 2009 is attributed to reduced spending on promotion of products nearing patent expirations and a favorable 2% foreign exchange impact, partially offset by increased spending for the *Onglyza* launch and pipeline products.
- The increase in 2008 was primarily related to increased promotions for new indications of Abilify in the U.S., increased promotion for *Orencia* and an unfavorable foreign exchange impact.

Research and development
Research and development expenses consist of internal salary and benefit costs, third-party grants and fees paid to clinical research organizations, supplies and facility costs. These expenses also include third-party licensing fees that are typically paid upfront as well as when regulatory or other contractual milestones are met. Certain expenses are shared with alliance partners based upon contractual agreements.

Approximately 85% of these expenses are managed by our global research and development organization. Historically, approximately 75% of the total spend was attributed to development activities with the remainder attributed to preclinical and research activities. These expenses can vary between periods for a number of reasons, including the timing of upfront licensing and milestone payments.

- The increase in 2009 was attributed to additional spending to support our maturing pipeline and compounds obtained from our string-of-pearls strategy, offset by a favorable 1% foreign exchange impact.
- The increase in 2008 was primarily related to increased upfront licensing and milestone payments, increased spending for pipeline compounds, and an unfavorable foreign exchange impact. The 2008 increase was partially offset by sharing of codevelopment costs with alliance partners AstraZeneca and Pfizer.
- Upfront licensing and milestone payments expensed to research and development were $347 million in 2009 primarily attributed to ZymoGenetics, Alder and Nissan; $348 million in 2008 primarily attributed to Exelixis, PDL BioPharma, Inc. and KAI Pharmaceuticals, Inc.; and $162 million in 2007 primarily attributed to Exelixis, Pfizer, Adnexus Therapeutics, Inc. (Adnexus) and Isis Pharmaceuticals.
- The 2009 acquisition of Medarex resulted in $40 million of additional spend.

Acquired in-process research and development
The charges related to the acquisition of Kosan Biosciences, Inc. (Kosan) in 2008 and the acquisition of Adnexus in 2007. In-process research and development (IPRD) projects acquired in a business combination after January 1, 2009 are capitalized initially and considered indefinite-lived assets.

Provision for restructuring
The changes in provision for restructuring were primarily attributable to the timing of the worldwide implementation of PTI.

Litigation expense
The 2009 expense was primarily due to a $125 million securities litigation settlement. For further information, see Note 24 "Legal Proceedings and Contingencies."

Equity in net income of affiliates
Equity in net income of affiliates was primarily related to our international partnership with sanofi and varies based on international Plavix net sales included within this partnership.

- The decrease in 2009 is attributed to the impact of an alternative salt form of clopidogrel and generic clopidogrel competition on international Plavix net sales commencing in 2009. This unfavorable trend in earnings is expected to continue in future periods as such generic products have been launched in over half of the EU countries since August 2008, with additional launches expected in future years. For additional information, see Note 2 "Alliances and Collaborations."

Gain on sale of ImClone shares
The gain on sale of ImClone shares in 2008 was attributed to our receipt of approximately $1.0 billion in cash for the tendering of our investment in ImClone. See Note 2 "Alliances and Collaborations" for further detail.

Other (income)/expense

Other (income)/expense include:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
Interest expense	**$ 184**	$ 310	$ 422
Interest income	**(54)**	(130)	(241)
Gain on debt buyback and termination of interest rate swap agreements	**(7)**	(57)	—
ARS impairment	**—**	305	275
Foreign exchange transaction losses/(gains)	**2**	(78)	11
Gain on sale of product lines, businesses and assets	**(360)**	(159)	(282)
Medarex acquisition	**(10)**	—	—
Net royalty income and amortization of upfront licensing and milestone payments received from alliance partners	**(148)**	(141)	(104)
Pension settlements/curtailments	**43**	8	6
Other	**(31)**	(36)	(10)
Other (income)/expense	**$ (381)**	$ 22	$ 77

- Interest expense decreased primarily due to lower interest rates and amortization resulting from the termination of interest rate swaps during 2009 and 2008.

- Interest income decreased primarily due to lower interest rates in 2009 and 2008 partially offset by higher cash, cash equivalents and marketable securities balances.

- Auction rate securities (ARS) impairment charges recognized in 2008 and 2007 were due to the severity and the duration of the decline in value, the future prospects of the issuers and our ability and intent to hold the securities to recover their value. The value of ARS at December 31, 2009 was $88 million. Any future declines in fair value will be considered other than temporary and therefore recognized in our results of operations.

- The impact of foreign exchange was mainly due to the sudden and dramatic strengthening of the U.S. dollar in the second half of 2008. This generated significant gains on foreign currency dominated transactions recognized during 2008. To a lesser extent, earnings were impacted in all periods by foreign exchange hedges that were discontinued or did not qualify as cash flow hedges. See Note 22 "Financial Instruments."

- Gain on sale of product lines, businesses and assets was primarily related to the sale of mature brands, including businesses within Indonesia and Australia in 2009; a business in Egypt in 2008; and the sale of Bufferin and Excedrin brands in Japan, Asia (excluding China) and certain Oceanic countries in 2007.

- Net royalty and alliance partners' activity includes income earned from the sanofi partnership and amortization of certain upfront licensing and milestone payments related to our alliances.

- Pension settlements / curtailments were primarily attributed to amendments which will eliminate the crediting of future benefits related to service for U.S. pension plan participants effective January 1, 2010. These amendments resulted in a curtailment charge of $25 million during 2009. The remainder of the charges resulted from the high level of lump sum payments in certain plans which exceeded the threshold (sum of plan interest costs and service costs) that require settlement accounting, resulting in an acceleration of a portion of previously deferred actuarial losses. Although most of this activity was driven by PTI and certain divestitures, additional charges may be recognized in the future, particularly with the U.S. pension plans due to a lower threshold resulting from the elimination of service costs. See Note 19 "Pension, Postretirement and Postemployment Liabilities" for further detail.

- Other includes gains and losses on the sale of property, plant and equipment, and ConvaTec and Medical Imaging net transitional service fees.

Specified Items

During 2009, 2008 and 2007, the following specified items affected the comparability of results of the periods presented herein. These items are excluded from the segment results.

Year Ended December 31, 2009

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Provision for restructuring	Litigation expense	Other (income)/ expense	Total
Productivity Transformation Initiative:							
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ 122	$ —	$ —	$ 122
Accelerated depreciation, asset impairment and other shutdown costs	109	—	—	14	—	—	123
Pension settlements/curtailments	—	—	—	—	—	36	36
Process standardization implementation costs	—	110	—	—	—	—	110
Gain on sale of product lines, businesses and assets	—	—	—	—	—	(360)	(360)
Total PTI	109	110	—	136	—	(324)	31
Other:							
Litigation charges	—	—	—	—	132	—	132
Accelerated depreciation	6	—	—	—	—	—	6
BMS Foundation funding initiative	—	100	—	—	—	—	100
Loss on sale of investments	—	—	—	—	—	31	31
Upfront licensing and milestone payments	—	—	347	—	—	—	347
Medarex acquisition	—	—	—	—	—	(10)	(10)
Debt buyback and swap terminations	—	—	—	—	—	(7)	(7)
Product liability	8	—	—	—	—	(5)	3
Total	$ 123	$ 210	$ 347	$ 136	$ 132	$ (315)	633
Income taxes on items above							(205)
Decrease to Net Earnings from Continuing Operations							$ 428

Year Ended December 31, 2008

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Acquired in-process research and development	Provision for restructuring	Litigation expense	Gain on sale of ImClone shares	Other (income)/ expense	Total
Productivity Transformation Initiative:									
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ —	$ 186	$ —	$ —	$ —	$ 186
Accelerated depreciation, asset impairment and other shutdown costs	213	—	—	—	20	—	—	8	241
Pension settlements/curtailments	9	—	—	—	—	—	—	8	17
Process standardization implementation costs	—	109	—	—	—	—	—	—	109
Gain on sale and leaseback of properties	—	—	—	—	—	—	—	(9)	(9)
Termination of lease contracts	—	—	—	—	9	—	—	6	15
Gain on sale of product lines and businesses	—	—	—	—	—	—	—	(159)	(159)
Total PTI	222	109	—	—	215	—	—	(146)	400
Other:									
Litigation settlement	—	—	—	—	—	33	—	—	33
Insurance recovery	—	—	—	—	—	—	—	(20)	(20)
Product liability	—	—	—	—	—	—	—	18	18
Upfront licensing and milestone payments and acquired in-process research and development	—	—	348	32	—	—	—	—	380
Asset impairment	27	—	13	—	—	—	—	—	40
ARS impairment and loss on sale	—	—	—	—	—	—	—	324	324
Debt buyback and swap termination	—	—	—	—	—	—	—	(57)	(57)
Gain on sale of ImClone shares	—	—	—	—	—	—	(895)	—	(895)
Total	$ 249	$ 109	$ 361	$ 32	$ 215	$ 33	$ (895)	$ 119	223
Income taxes on items above									55
Decrease to Net Earnings from Continuing Operations									$ 278

Year Ended December 31, 2007

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Acquired in-process research and development	Provision for restructuring	Litigation expense	Other (income)/ expense	Total
Productivity Transformation Initiative:								
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ —	$ 136	$ —	$ 6	$ 142
Accelerated depreciation and other shutdown costs	102	8	—	—	—	—	—	110
Process standardization implementation costs	—	5	—	—	—	—	32	37
Total PTI	102	13	—	—	136	—	38	289
Other:								
Litigation settlement	—	—	—	—	—	14	—	14
Insurance recovery	—	—	—	—	—	—	(11)	(11)
Product liability	—	—	—	—	—	—	15	15
Upfront licensing and milestone payments and acquired in-process research and development	—	—	162	230	—	—	—	392
ARS impairment	—	—	—	—	—	—	275	275
Downsizing and streamlining of worldwide operations	—	—	—	—	44	—	—	44
Accelerated depreciation, asset impairment and contract termination	77	—	—	—	—	—	23	100
Gain on sale of properties and product lines and businesses	—	—	—	—	—	—	(282)	(282)
Total	$ 179	$ 13	$ 162	$ 230	$ 180	$ 14	$ 58	836
Income taxes on items above								(33)
Change in estimate for taxes on a prior year specified item								(39)
Decrease to Net Earnings from Continuing Operations								$ 764

Non-GAAP Financial Measures

Our non-GAAP financial measures, including non-GAAP earnings from continuing operations and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items. This information is intended to enhance an investor's overall understanding of our past financial performance and prospects for the future. For example, non-GAAP earnings and EPS information is an indication of our baseline performance before items that are considered by us to not be reflective of our ongoing results. In addition, this information is among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for net earnings or diluted EPS prepared in accordance with GAAP.

Among the items in GAAP measures but excluded for purposes of determining adjusted earnings and other adjusted measures are: charges related to implementation of the PTI; gains or losses from the purchase or sale of businesses, product lines or investments; discontinued operations; restructuring and other exit costs; accelerated depreciation charges; asset impairments; charges and recoveries relating to significant legal proceedings; upfront licensing and milestone payments for in-licensing of products that have not achieved regulatory approval that are immediately expensed; IPRD charges prior to 2009; special initiative funding to the Bristol-Myers Squibb Foundation; and significant tax events. For a detailed listing of items that are excluded from the non-GAAP earnings from continuing operations, see "—Specified Items" above. Similar charges or gains for some of these items have been recognized in prior periods and it is reasonably possible that they will reoccur in future periods.

A reconciliation of GAAP to non-GAAP follows:

	Year Ended December 31, 2009			Year Ended December 31, 2008		
Dollars in Millions, except per share data	GAAP	Specified Items	Non-GAAP	GAAP	Specified Items	Non-GAAP
Net Earnings from Continuing Operations Attributable to BMS	$ 3,239	$ 428	$ 3,667	$ 2,697	$ 278	$ 2,975
Contingently convertible debt interest expense and dividends and undistributed earnings attributable to unvested shares	(17)	—	(17)	3	—	3
Net Earnings from Continuing Operations Attributable to BMS used for Diluted EPS Calculation	$ 3,222	$ 428	$ 3,650	$ 2,700	$ 278	$ 2,978
Average Common Shares Outstanding—Diluted	1,978	—	1,978	1,999	—	1,999
Diluted EPS from Continuing Operations Attributable to BMS	$ 1.63	$ 0.22	$ 1.85	$ 1.35	$ 0.14	$ 1.49

Segment Results

Segment results are consistent with the financial information regularly reviewed by the chief operating decision maker for purpose of evaluating performance, allocating resources, setting compensation targets, and planning and forecasting future periods. Segment results exclude the impact of specified items which are significant and not indicative of current operating performance or ongoing results. The following table reconciles our segment results to earnings from continuing operations before income taxes.

	Segment Results			% Change		% of Net Sales		
Dollars in Millions	**2009**	2008	2007	2009 vs. 2008	2008 vs. 2007	2009	2008	2007
BioPharmaceuticals	**$ 4,492**	$ 3,538	$ 2,234	27%	58%	24%	20%	14%
Specified items	**(633)**	(223)	(836)					
Noncontrolling interest	**1,743**	1,461	1,125	19%	30%			
Earnings from continuing operations before income taxes	**$ 5,602**	$ 4,776	$ 2,523	17%	89%			

Earnings increased primarily due to increased net sales of various key products in 2009 and 2008; more favorable gross margins due to price increases, product mix and realized efficiencies from previous PTI initiatives and more efficient spending within marketing, selling and administrative expense, partially offset by increased investments within our research and development pipeline. The improved gross margin rate and efficiencies mentioned above resulted in an increase in segment results expressed as a percentage of net sales during the past two years.

Income Taxes

The effective income tax rate on earnings from continuing operations before income taxes was 21.1% in 2009, compared with 22.8% in 2008 and 18.7% in 2007. The effective income tax rate is lower than the U.S. statutory rate of 35% due to our decision to permanently reinvest the earnings for certain of our manufacturing operations in Ireland, Puerto Rico and Switzerland offshore and the U.S. Federal research and development tax credit. For additional information, see "—Critical Accounting Policies" below and Note 10 "Income Taxes."

The decrease in the 2009 effective tax rate from 2008 was primarily due to the unfavorable 2008 tax impact related to IPRD and ARS impairment charges and to a lesser extent, a higher benefit in 2009 related to certain contingent matters.

The increase in the 2008 effective tax rate from 2007 was primarily due to higher pre-tax income in the U.S., including the gain on the sale of ImClone shares, and earnings mix in high tax jurisdictions in 2008. Partially offsetting these factors were lower nondeductible charges in 2008 for IPRD and lower ARS impairment charges with little or no tax benefit. The tax rate in 2008 was favorably impacted by a benefit of $91 million of tax related to the final settlement of the 2002-2003 audit with the Internal Revenue Service (IRS).

The 2007 tax rate was unfavorably impacted by the impairment on our investment in certain ARS with little tax benefit and the nondeductible write-off of IPRD related to the acquisition of Adnexus, partially offset by a tax benefit of $105 million in the first quarter of 2007 due to the favorable resolution of certain tax matters with the IRS related to the deductibility of litigation settlement expenses and U.S foreign tax credits claimed.

Discontinued Operations

On December 23, 2009, we completed a split-off of our remaining interest in Mead Johnson by means of an exchange offer to BMS shareholders. In August 2008, we completed the divestiture of our ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista Capital Partners L.P. (Avista). In January 2008, we completed the divestiture of Bristol-Myers Squibb Medical Imaging (Medical Imaging) to Avista. See Note 7 "Discontinued Operations."

Noncontrolling Interest

Noncontrolling interest is primarily related to our partnerships with sanofi for the territory covering the Americas related to Plavix net sales. See Note 2 "Alliances and Collaborations." The increase in noncontrolling interest corresponds to increased net sales of Plavix in the U.S. Net earnings from discontinued operations attributable to noncontrolling interest primarily relates to the 16.9% of Mead Johnson owned by the public prior to the split-off. A summary of noncontrolling interest is as follows:

	Year Ended December 31,		
Dollars in Millions	**2009**	2008	2007
sanofi partnerships	**$ 1,717**	$ 1,444	$ 1,106
Other	**26**	17	19
Noncontrolling interest—pre-tax	**1,743**	1,461	1,125
Income taxes	**(562)**	(472)	(369)
Net earnings from continuing operations attributable to noncontrolling interest—net of taxes	**1,181**	989	756
Net earnings from discontinued operations attributable to noncontrolling interest—net of taxes	**69**	7	7
Net earnings attributable to noncontrolling interest—net of taxes	**$ 1,250**	$ 996	$ 763

Financial Position, Liquidity and Capital Resources

We maintain a significant level of working capital, which was approximately $7.6 billion at December 31, 2009 and $8.0 billion at December 31, 2008. In 2010 and future periods, we expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities and borrowings from the capital markets, to be sufficient to cover cash needs for working capital, capital expenditures, strategic alliances and acquisitions, milestone payments and dividends paid in the U.S. Cash and cash equivalents, marketable securities, the conversion of other working capital items and borrowings are expected to fund near-term operations outside the U.S. We believe that based on our current levels of cash, cash equivalents, marketable securities and other financial assets and expected operating cash flows, the current downturn in global economic activity will not have a material impact on our liquidity, cash flow, financial flexibility or our ability to fund our operations, including the dividend.

We have a $2.0 billion five year revolving credit facility from a syndicate of lenders maturing in December 2011, which is extendable with the consent of the lenders. The facility contains customary terms and conditions, including a financial covenant whereby the ratio of consolidated net debt to consolidated capital cannot exceed 50% at the end of each quarter. We have been in compliance with this covenant since the inception of the facility. There were no borrowings outstanding under the facility at December 31, 2009 and 2008.

Net cash position at December 31 was as follows:

Dollars in Millions	2009	2008
Cash and cash equivalents	**$ 7,683**	$ 7,976
Marketable securities—current[a]	**831**	289
Marketable securities—non-current[b]	**1,369**	188
Total	**9,883**	8,453
Short-term borrowings, including current portion of long-term debt	**231**	154
Long-term debt	**6,130**	6,585
Total debt	**6,361**	6,739
Net cash position	**$ 3,522**	$ 1,714

(a) Includes $109 million of Floating Rate Securities (FRS) securities at December 31, 2008.
(b) Includes $179 million and $188 million of ARS and FRS securities at December 31, 2009 and 2008, respectively.

Beginning with the second quarter of 2009, we diversified our investment portfolio and acquired non-current marketable securities, including purchases of corporate debt securities. These investments are subject to changes in fair value as a result of interest rate fluctuations and other market factors, which may impact our results of operations. Our investment policy places limits on these investments and the amount and time to maturity of investments with any institution. The policy also requires that investments are only made with highly rated corporate and financial institutions. See Note 12 "Cash, Cash Equivalents and Marketable Securities."

As an additional source of liquidity, we sell trade accounts receivables, principally from non-U.S. governments and hospital customers, to third parties. The receivables are sold on a nonrecourse basis and approximated $660 million and $350 million in 2009 and 2008, respectively. Our sales agreements do not allow for recourse in the event of uncollectibility and we do not retain interest to the underlying asset once sold.

Cash, cash equivalents and marketable securities held outside the U.S. was approximately $5.3 billion at December 31, 2009 which is either utilized to fund non-U.S. operations or repatriated back to the U.S. where taxes have been previously provided. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes.

Credit Ratings

Moody's Investors Service (Moody's) long-term and short-term credit ratings are currently A2 and Prime-1, respectively. Moody's revised our long-term credit outlook from negative to stable in August 2009. Standard & Poor's (S&P) long-term and short-term credit ratings are currently A+ and A-1, respectively. S&P's long-term credit rating remains on stable outlook. Fitch Ratings (Fitch) long-term and short-term credit ratings are currently A+ and F1, respectively. Fitch's long-term credit rating remains on stable outlook. Our credit ratings are considered investment grade. These ratings designate for long-term securities, that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions and for short-term obligations has the strongest capacity for timely repayment.

Cash Flows

The following is a discussion of cash flow activities at December 31:

Dollars in Millions	2009	2008	2007
Cash flow provided by/(used in):			
Operating activities	**$ 4,065**	$ 3,707	$ 3,153
Investing activities	**(4,380)**	5,079	(202)
Financing activities	**(17)**	(2,582)	(3,213)

Operating Activities

Cash flows from operating activities represent the cash receipts and cash disbursements related to all of our activities other than investing activities and financing activities. Operating cash flow is derived by adjusting net earnings for:

- Noncontrolling interest;
- Non-cash operating items such as depreciation and amortization, impairment charges and stock-based compensation charges;
- Gains and losses attributed to investing and financing activities such as gains and losses on the sale of product lines and businesses; and
- Changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations.

The net impact of the changes in operating assets and liabilities aggregated to a net cash inflow of $42 million during 2009, a cash inflow of $117 million during 2008 and a cash outflow of $7 million in 2007. These items included the impact of changes in receivables, inventories, deferred income, accounts payable, income taxes receivable/payable and other operating assets and liabilities which are discussed in more detail below.

We continue to maximize our operating cash flows with our working capital initiative designed to continue to improve working capital items that are most directly affected by changes in sales volume, such as receivables, inventories and accounts payable. Those improvements are being driven by several actions including additional factoring of non-US trade receivables, revised contractual payment terms with customers and vendors, enhanced collection processes and various supply chain initiatives designed to optimize inventory levels. Progress in this area is monitored each period and is a component of our annual incentive plan. The following summarizes certain working capital components expressed as a percentage of trailing twelve months' net sales. The December 31, 2008 amounts include Mead Johnson which was split-off on December 23, 2009.

Dollars in Millions	December 31, 2009	% of Trailing Twelve Month Net Sales	December 31, 2008	% of Trailing Twelve Month Net Sales
Net trade receivables	**$ 1,897**	10.1%	$ 2,417	11.7%
Inventories	**1,413**	7.5%	1,765	8.6%
Accounts payable	**(1,711)**	(9.1)%	(1,535)	(7.5)%
Total	**$ 1,599**	8.5%	$ 2,647	12.8%

During 2009, changes in operating assets and liabilities aggregated to a net cash inflow of $42 million including:

- Cash inflows from accounts payable ($472 million) primarily attributed to the timing of payments to vendors and alliances, as well as the impact of the working capital initiative discussed above;
- Cash inflows from receivables ($227 million) primarily attributed to additional factoring of non-U.S. trade receivables in Japan and Spain;
- Cash inflows from deferred income ($135 million) mainly due to the milestone payments received from Pfizer ($150 million) and AstraZeneca ($150 million), partially offset by amortization; and
- Cash outflows from other operating assets and liabilities ($932 million) primarily related to pension funding in excess of current year expense ($532 million), and a payment to Otsuka which is amortized as a reduction of net sales through the extension period ($400 million).

In 2008, changes in operating assets aggregated to a net cash inflow of $117 million including:

- Cash inflows from income tax payable/receivable ($371 million) which includes the impact of the receipt of a $432 million tax refund, including interest, related to a prior year foreign tax credit carryback claim;
- Cash inflows from accounts payables ($253 million) which are primarily attributed to the timing of vendor and alliance payments;
- Cash inflows from inventory ($130 million) which is primarily attributed to the utilization of inventories which were built up in the prior year for new product launches and strategic builds for existing products launches including for new indications of Abilify;
- Cash inflows from deferred income ($61 million) which are primarily due to receipt of upfront licensing and milestone payments from alliance partners;
- Cash outflows from accounts receivables ($360 million) which are attributed to increased sales; and
- Cash outflows from other operating assets and liabilities ($338 million) which are primarily due to net litigation related payments ($190 million) attributed to the settlement of certain pricing and sales litigation accrued in prior periods; pension funding in excess of current year expense ($120 million); and increase in non-current inventory ($112 million).

In 2007, changes in operating assets aggregated to a net cash outflow of $7 million including:

- Cash outflows from accounts receivable ($458 million) which are primarily attributed to increased sales;
- Cash outflows from U.S and foreign income taxes payable ($199 million) which are primarily attributed to tax payments which included settlement payments associated with various tax issues for the 2002-2003 IRS audit;
- Cash inflows from deferred income ($454 million) which are primarily due to receipt of upfront licensing and milestone payments from alliance partners including Pfizer and AstraZeneca;
- Cash inflows from accounts payables ($141 million) which included the impact of increased purchases of raw materials for planned inventory buildup; and
- Cash inflows from other operating assets and liabilities ($109 million) which are primarily due to increases in accrued royalties attributed to increased Plavix net sales; and increases in accrued salaries and bonuses due to the timing of payments; partially offset by cash outflows primarily related to litigation related payments ($318 million) for the settlement of pricing and sales litigation accrued in prior periods.

Investing Activities

Net cash used in investing activities was $4.4 billion in 2009 including:

- Acquisition of Medarex ($2.2 billion), net of cash acquired ($53 million);
- Net purchases of marketable securities ($1.4 billion);
- Capital expenditures ($730 million);
- Mead Johnson cash included in split-off ($561 million); and
- Proceeds from the sale of businesses and other investments, including businesses within the Asia-Pacific region ($310 million) and Australia ($61 million); and proceeds from the sale of Genmab and Celldex securities ($42 million).

Net cash provided by investing activities was $5.1 billion in 2008 including:

- Proceeds from the divestiture of ConvaTec ($4.1 billion) and Medical Imaging ($483 million);
- Proceeds from the tendering of our shares in ImClone ($1.0 billion);
- Proceeds from the sale and leaseback of the Paris, France facility ($227 million);
- Proceeds from the sale of businesses, including mature brands business in Egypt ($209 million);
- Capital expenditures ($941 million) which included expenditures associated with the construction of our biologic facility in Devens, Massachusetts; and
- Acquisition of Kosan ($191 million).

Net cash used in investing activities was $202 million in 2007 including:

- Capital expenditures ($843 million);
- Acquisition of Adnexus ($432 million);
- Net proceeds from the sale of marketable securities ($756 million); and
- Proceeds from the sales of the Bufferin and Excedrin brands in Japan, Asia (excluding China and Taiwan) and certain Oceanic countries and U.S. dermatology products ($273 million).

Financing Activities

Net cash used in financing activities was $17 million in 2009 including:

- Dividend payments ($2.5 billion);
- Repayment of Mead Johnson revolving credit facility ($80 million) and the early extinguishment of certain debt securities ($132 million);
- Net proceeds from the issuance of Mead Johnson Notes ($1.5 billion) and revolving credit facility ($200 million);
- Net proceeds from the Mead Johnson IPO ($782 million);
- Net proceeds from the termination of interest rate swap agreements ($194 million); and
- Net proceeds from the exercise of stock options ($45 million).

Net cash used in financing activities was $2.6 billion in 2008 including:

- Dividend payments ($2.5 billion);
- Redemption of Floating Rate Convertible Senior Debentures due 2023 ($1.2 billion);
- Repayment of 4.00% Notes due August 2008 ($400 million) and 1.10% Yen Notes due 2008 ($117 million);
- Repurchase of some of our Notes ($228 million);
- Net proceeds from the issuance of 5.45% Notes due 2018 ($600 million) and 6.125% Notes due 2038 ($1.0 billion);
- Net proceeds from the termination of interest rate swap agreements ($211 million); and
- Net proceeds from stock option exercises in 2008 ($5 million) reflects the exercise of fewer stock options in 2008 due to the decrease in the average stock price when compared to the prior periods.

Net cash used in financing activities was $3.2 billion in 2007 including:

- Dividend payments ($2.2 billion);
- Repayment of the floating rate bank facility ($1.3 billion); and
- Proceeds from the exercise of stock options ($333 million).

Dividends declared per common share were $1.25 for 2009, $1.24 for 2008 and $1.15 for 2007. In December 2009, we declared a quarterly dividend of $0.32 per common share and expect to pay a dividend for the full year of 2010 of $1.28 per share. Dividend decisions are made on a quarterly basis by our Board of Directors.

Contractual Obligations

Payments due by period for our contractual obligations at December 31, 2009 were as follows:

	Obligations Expiring by Period						
Dollars in Millions	Total	2010	2011	2012	2013	2014	Later Years
Short-term borrowings	$ 231	$ 231	$ —	$ —	$ —	$ —	$ —
Long-term debt [(a)]	5,622	—	—	—	650	—	4,972
Interest on long-term debt[(b)]	6,522	195	246	283	291	279	5,228
Operating leases	614	120	100	95	83	71	145
Purchase obligations	2,490	577	405	409	415	277	407
Uncertain tax positions[(c)]	81	81	—	—	—	—	—
Other long-term liabilities	391	—	71	38	35	27	220
Total[(d)]	$15,951	$ 1,204	$ 822	$ 825	$ 1,474	$ 654	$10,972

(a) The current portion of long-term debt obligations is included in short-term borrowings and all balances approximate the outstanding nominal long-term debt values.

(b) Includes estimated future interest payments on our short-term and long-term debt securities. Also includes accrued interest payable recognized on our consolidated balance sheets, which consists primarily of the accrual of interest on short-term and long-term debt as well as the accrual of periodic cash settlements of derivatives, netted by counterparty.

(c) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the short-term uncertain tax benefits have been provided in the table above. See Note 10 "Income Taxes" for further detail.

(d) The table above excludes future contributions by us to our pensions, postretirement and postemployment benefit plans. Required contributions are contingent upon numerous factors including minimum regulatory funding requirements and the funded status of each plan. Due to the uncertainty of such future obligations, they are excluded from the table. Contributions for both U.S. and international plans are expected to be up to $430 million in 2010. See Note 19 "Pension, Postretirement and Postemployment Liabilities" for further detail.

In addition to the above, we are committed to approximately $5.0 billion (in the aggregate) of potential future research and development milestone payments to third parties as part of in-licensing and development programs. Early stage milestones, defined as milestones achieved through Phase III clinical trials, comprises $1.0 billion of the total committed amount. Late stage milestones, defined as milestones achieved post Phase III clinical trials, comprises $4.0 billion of the total committed amount. Payments under these agreements generally are due and payable only upon achievement of certain developmental and regulatory milestones, for which the specific timing cannot be predicted. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recognized. In addition to certain royalty obligations that are calculated as a percentage of net sales, some of these agreements also provide for sales-based milestones that aggregate to approximately $1.6 billion that we would be obligated to pay to alliance partners upon achievement of certain sales levels.

For a discussion of contractual obligations, see Note 19 "Pension, Postretirement and Postemployment Liabilities," Note 21 "Short-Term Borrowings and Long-Term Debt," Note 22 "Financial Instruments" and Note 23 "Leases."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that comes from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy to limit our sales to direct customers for the purpose of complying with the Consent. This policy includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain Inventory Management Agreements (IMAs) with our U.S. pharmaceutical wholesalers, which account for nearly 100% of total gross sales of U.S. biopharmaceuticals products. Under the current terms of the IMAs, our three largest wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. These three wholesalers currently account for approximately 90% of total gross sales of U.S. BioPharmaceuticals products. The inventory information received from these wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. BioPharmaceuticals business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, for our biopharmaceuticals business outside of the U.S., we have significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Recently Issued Accounting Standards

The following new accounting standards are discussed in Note 1 "Accounting Policies—Recently Issued Accounting Standards":

- ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force,* an amendment to ASC 605.25 (formerly Emerging Issues Task Force (EITF) Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*) was issued in October 2009 and is effective for reporting periods beginning on or after June 15, 2010.
- ASU No. 2009-16, *Accounting for Transfers of Financial Assets,* an amendment to ASC 860.10 (formerly SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* issued in June 2009) was codified and issued as an ASU in December 2009 and was adopted by us on January 1, 2010.
- ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities,* an amendment to ASC 810.10 (formerly SFAS No. 167, *Amending FASB interpretation No. 46(R)* issued in June 2009) was codified and issued as an ASU in December 2009 and was adopted by us on January 1, 2010.
- ASC 105 (formerly Statement of Financial Standards (SFAS) No. 168, *The Hierarchy of Generally Accepted Accounting Principles*) was issued in July 2009 and was effective and adopted by us on September 15, 2009.
- ASC 820-10, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157, *Fair Value Measurements*) was adopted by us for non-financial assets and liabilities on January 1, 2009.
- ASC 810-10-65-1, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* (formerly SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51)* was adopted by us on January 1, 2009.
- ASC 805 (formerly SFAS No. 141(R), *Business Combinations*) was adopted by us on January 1, 2009.
- ASC 808-10, *Collaborative Arrangements* (formerly EITF Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property)* was effective January 1, 2009 and was applied retroactively.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates. These accounting policies were discussed with the Audit Committee of the Board of Directors.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. We recognize revenue when title and substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment (net of the gross-to-net sales adjustments discussed below, all of which involve significant estimates and judgments).

For discussions on revenue recognition, see Note 1 "Accounting Policies—Revenue Recognition" and "—Sales Rebate and Return Accruals."

Gross-to-Net Sales Adjustments

We have the following significant categories of gross-to-net sales adjustments: prime vendor charge-backs, managed healthcare rebates and other contractual discounts, Medicaid rebates, cash discounts, sales returns and other adjustments, all of which involve significant estimates and judgments and require us to use information from external sources. See "—Net Sales" above for a reconciliation of our gross sales to net sales by each significant category of gross-to-net sales adjustment.

Prime vendor charge-backs

Our U.S. businesses participate in prime vendor programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower prime vendor price and the wholesalers then charge us the difference between their acquisition cost and the lower prime vendor price. We account for prime vendor charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the prime vendor charge-backs primarily based on historical experience regarding prime vendor charge-backs and current contract prices under the prime vendor programs. We consider prime vendor payments, levels of inventory in the distribution channel, and our claim processing time lag and adjust the reduction to accounts receivable periodically throughout each quarter to reflect actual experience.

Cash discounts

In the U.S. and certain other countries, we offer cash discounts, approximating 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance and adjust the accrual to reflect actual experience.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organizations in the U.S. which manage prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit in addition to their commercial plans, as well as globally to other contract counterparties such as hospitals and group purchasing organizations. In addition, we accrue rebates under U.S. Department of Defense TRICARE Retail Pharmacy Refund Program. We account for managed healthcare rebates and other contract discounts by establishing an accrual in an amount equal to our estimate of managed healthcare rebates and other contractual discounts attributable to a sale. We determine our estimate of the managed healthcare rebates and other contractual discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts and levels of inventory in the distribution channel and adjust the accrual periodically throughout each quarter to reflect actual experience.

Medicaid rebates

Our U.S. businesses participate in state government-managed Medicaid programs as well as certain other qualifying Federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of our participation in the non-mandatory aspects of the qualifying Federal and state government programs, legal interpretations of applicable laws related to Medicaid and qualifying Federal and state government programs, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically throughout each quarter to reflect actual experience.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of sales recognized for which the related products are expected to be returned.

For returns of established products, we determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also consider other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. We consider all of these factors and adjust the accrual periodically throughout each quarter to reflect actual experience.

In the event of a product recall or product discontinuance, we consider the reasons for and impact of such actions and adjust the sales return accrual as appropriate, taking into account historical experience, estimated levels of inventory in the distribution channel and, for product discontinuances, estimates of continuing demand.

Sales returns accruals from new products are estimated and primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within .he same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing line of product or where we have no historical experience with products in a similar therapeutic category, such that we cannot reliably estimate expected returns of the new product, we defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. We also consider the shelf life of new products and determine whether an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing an optimal manufacturing process for the new product that would lengthen its shelf life. In addition, higher launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether an adjustment to the sales return accrual is appropriate.

Other adjustments

In addition to the gross-to-net sales adjustments described above, we make other gross-to-net sales adjustments. For example, we offer sales discounts, most significantly in non-U.S. businesses, and also offer consumer coupons and rebates in our U.S. business. In addition, in a number of countries outside the U.S., including certain major European countries, we provide rebates to government entities. We generally account for these other gross-to-net sales adjustments by establishing an accrual in an amount equal to our estimate of the adjustments attributable to a sale. We generally determine our estimates of the accruals for these other gross-to-net sales adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel, and adjust the accruals periodically throughout each quarter to reflect actual experience.

Use of information from external sources

We use information from external sources to estimate gross-to-net sales adjustments. Our estimate of inventory at the wholesalers are based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

Effective January 1, 2009, we changed our service provider for U.S. prescription data to WK, a supplier of market research audit data to the pharmaceutical industry, to project the prescription demand-based sales for many U.S. biopharmaceutical products. Prior to 2009, we used prescription data based on the Next-Generation Prescription Service Version 2.0 of the National Prescription Audit provided by IMS.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Retirement Benefits

Our pension plans and postretirement benefit plans are accounted for using actuarial valuations. Our key assumptions used in calculating the cost of pension benefits are the discount rate and the expected long-term rate of return on plan assets. In consultation with our actuaries, we evaluate and select these key assumptions and others used in calculating the cost of pension benefits, such as salary growth, retirement, turnover, healthcare trends and mortality rates, based on expectations or actual experience, as appropriate, and determine such assumptions during each remeasurement date including December 31 of each year to calculate liability information as of that date and pension expense for the following year. Depending on the assumptions used, the pension expense could vary within a range of outcomes and have a material effect on reported earnings, projected benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

In determining the discount rate, we use the yield on high quality corporate bonds that coincides with the cash flows of the plans' estimated payouts. The Citigroup Pension Discount curve is used in determining the discount rate for the U.S. plans. The U.S. plans' pension expense for 2009 was determined using a 7.25% weighted-average discount rate. The present value of benefit obligations at December 31, 2009 for the U.S. plans was determined using a 5.75% discount rate. If the discount rate used in determining the U.S. plans' pension expense for 2009 had been reduced by 1.00%, such expense would have increased by approximately $40 million. If the assumed discount rate used in determining the projected benefit obligation at December 31, 2009 had been reduced by 1.00%, the projected benefit obligation would have increased by approximately $600 million.

In determining the expected long-term rate of return on plan assets, we estimate returns for individual asset classes with input from external advisors. We also consider long-term historical returns including actual performance compared to benchmarks for similar investments. The U.S. plans' pension expense for 2009 was determined using an 8.75% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans' pension expense for 2009 had been reduced by 1%, such expense would have increased by $40 million.

For a more detailed discussion on retirement benefits, see Note 19 "Pension, Postretirement and Postemployment Liabilities."

Business Combinations

The consolidated financial statements reflect an acquired business after the completion of an acquisition. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill.

When determining the fair value of intangible assets, including IPRD, we typically use the "income method." This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the amount and timing of projected costs to develop the IPRD into commercially viable products; the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

As of January 1, 2009, acquired IPRD projects are initially capitalized and considered indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. For those compounds that reach commercialization, the assets are amortized over the expected useful lives. Prior to January 1, 2009, amounts allocated to acquired IPRD were expensed at the date of acquisition.

Determining the useful life of an intangible asset is based upon the period over which it is expected to contribute to future cash flows. All pertinent matters associated with the asset and the environment for which it operates are considered, including, legal, regulatory or contractual provisions as well as the effects of any obsolescence, demand, competition, and other economic factors.

Medarex, Inc. Acquisition

On September 1, 2009, we acquired the remaining outstanding shares of Medarex not already owned by us for approximately $2.3 billion providing us with full rights to ipilimumab and increasing our biologics development pipeline, see Note 5 "Medarex, Inc. Acquisition." Medarex is a biopharmaceutical company focused on the discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases.

Approximately $1.9 billion of the purchase price was allocated to the estimated fair value of identifiable intangible assets including IPRD projects of approximately $1.5 billion and developed technology of $435 million. For those compounds that reach commercialization, the assets are amortized over the expected useful lives.

The fair value of IPRD included approximately $1.0 billion that was assigned to ipilimumab which is a fully human antibody currently in Phase III development for the treatment of metastatic melanoma. There is also an ongoing ipilimumab Phase II study in lung cancer as well as Phase III studies in adjuvant melanoma and hormone-refractory prostate cancer. The overall development effort is estimated to be in the range of 50% to 70% complete. The projected cost to complete these development efforts range from $250 million to $400 million as of the acquisition date. The fair value of ipilimumab was determined from a market participant view considering the preexisting terms of the collaboration arrangement with BMS, including cost and profit sharing splits. The project's unit of account was a global view. Significant delays in obtaining marketing approval for ipilimumab or the inability to bring ipilimumab to market could result in such IPRD to be partially or fully impaired. The remaining IPRD was assigned to four other projects that were in Phase II development and 13 other projects at various stages of development that were generated from Medarex technology and are being developed through licensing partners that may generate milestone payments and royalties upon commercialization.

Significant judgment was applied in developing the projected cash flows, including the relative timing and probability of the assumed regulatory approvals. The projected cash flows assumed initial positive cash flows to commence shortly after the receipt of expected regulatory approvals, subject to trial results among other things, which, if approved, could potentially be as early as 2011 or 2012. The projected cash flows were discounted at 12%. Actual cash flows attributed to the project are likely to be different than assumed. Ultimate realization of the IPRD project will depend upon successful regulatory approvals, if received, and market factors of a typical biopharmaceutical product.

Developed technology was attributed to three separate license arrangements that have received regulatory approval and technology platforms that produce high affinity, fully human antibodies for use in a broad range of therapeutic areas, including immunology and oncology. The fair value for the license arrangements was $315 million which was determined based on the present value of projected royalty streams beginning in 2010 through 2023. The fair value of the technology platforms was $120 million which was determined based upon the expected annual number of antibodies achieving an early candidate nomination status. Developed technology will be amortized over the expected useful lives of 13 years for license arrangements and 10 years for the technology platforms.

Impairment

Goodwill

Goodwill is tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is considered impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. Based upon our most recent annual impairment test completed during the first quarter of 2009, the fair value of goodwill is substantially in excess of the related carrying value.

For discussion on goodwill, acquired in-process research and development and other intangible assets, see Note 1 "Accounting Policies—Goodwill, Acquired In-Process Research and Development and Other Intangible Assets."

Indefinite-Lived Intangible Assets, including IPRD

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. We consider various factors including the stage of development, current legal and regulatory environment and the competitive landscape. Considering the industry's success rate of bringing developmental compounds to market, IPRD impairment charges may occur in future periods.

Fixed Assets

We periodically evaluate whether current facts or circumstances indicate that the carrying value of our depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

The estimates of future cash flows are based on reasonable and supportable assumptions and projections requiring judgment. Changes in key assumptions about our businesses and their prospects, or changes in market conditions, could result in impairment charges.

Impairment charges of long-lived assets were $3 million in 2009, $63 million in 2008 and $104 million in 2007. For discussion on impairment of long-lived assets, see Note 1 "Accounting Policies—Impairment of Long-Lived Assets."

Marketable Securities and Investments in Other Companies

Our marketable securities are classified as "available for sale" and therefore reported at fair value with changes in fair value reported as accumulated other comprehensive income. Declines in fair value considered other than temporary are charged to earnings. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. When determining if a security is other-than-temporarily impaired we typically consider the severity and duration of the decline, future prospects of the issuer and our ability and intent to hold the security to recovery. Declines in fair value determined to be credit related are charged to earnings. An average cost method is used in determining realized gains and losses on the sale of "available for sale" securities. Realized gains and losses are included in other (income)/expense.

For level 3 investments, including FRS and ARS, we utilize valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation is subject to uncertainties that are difficult to predict and utilize a considerable amount of judgment and estimation. Factors that may impact our valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity.

For discussions on current and non-current marketable securities, FRS and ARS, see Note 11 "Fair Value Measurement" and Note 12 "Cash, Cash Equivalents and Marketable Securities."

We account for 50% or less owned companies over which we have the ability to exercise significant influence using the equity method of accounting. Our share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statements of earnings. For investments whose fair market value falls below its carrying value we assess if the decline is other than temporary and consider our intent and ability to hold investments, the market price and market price fluctuations of the investment's publicly traded shares and inability of the investee to sustain an earnings capacity. Impairment losses are recognized in other (income)/expense when a decline in market value is deemed to be other than temporary.

For discussions on marketable securities and investments in other companies, see Note 1 "Accounting Policies—Marketable Securities and Investments in Other Companies" and Note 2 "Alliances and Collaborations."

Restructuring

Restructuring charges were recognized as a result of our actions to streamline operations and rationalize manufacturing facilities. Significant judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Actual results could vary from these estimates.

For detailed discussions on restructuring, see Note 1 "Accounting Policies—Restructuring" and Note 4 "Restructuring."

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, see Note 1 "Accounting Policies—Contingencies," Note 10 "Income Taxes" and Note 24 "Legal Proceedings and Contingencies."

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. These judgments are subject to change. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our net deferred tax assets were $2.2 billion and $2.8 billion at December 31, 2009 and 2008, respectively, net of valuation allowances of $1.8 billion in both years.

We recognized deferred tax assets at December 31, 2009 related to a U.S. Federal net operating loss carryforward of $253 million, a U.S. Federal foreign tax credit carryforward of $278 million and a U.S. Federal research and development tax credit carryforward of $266 million. The net operating loss carryforward was acquired as a result of the acquisitions of Medarex, Kosan and Adnexus and is subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforward expires in varying amounts beginning in 2020 and the expiration of the foreign tax credit and research and development tax credit carryforwards expire in varying amounts beginning in 2014. The realization of these carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, we believe it is more likely than not that these deferred tax assets will be realized.

Prior to the Mead Johnson split-off the following transactions occurred: (i) an internal spin-off of Mead Johnson shares while still owned by us; (ii) conversion of Mead Johnson Class B shares to Class A shares; and; (iii) conversion by Mead Johnson & Company to a limited liability company. These transactions as well as the split-off of Mead Johnson through the exchange offer should qualify as tax-exempt transactions under the Internal Revenue Code based upon a private letter ruling received from the Internal Revenue Service related to the conversion of Mead Johnson Class B shares to Class A shares, and outside legal opinions. We have relied upon certain assumptions, representations and covenants by Mead Johnson regarding the future conduct of its business and other matters which could effect the tax treatment of the exchange. For example, the current tax law generally creates a presumption that the exchange would be taxable to us, if Mead Johnson or its shareholders were to engage in transactions that result in a 50% or greater change in its stock ownership during a four year period beginning two years before the exchange offer, unless it is established that the exchange offer were not part of a plan or series of related transactions to effect such a change in ownership. If the internal spin-off or exchange offer were determined not to qualify as a tax exempt transaction, we could be subject to tax as if the exchange was a taxable sale by us at market value.

In addition, we had a negative basis or excess loss account (ELA) in our investment in stock of Mead Johnson prior to these transactions. We received an opinion from outside legal counsel to the effect that it is more likely than not that we eliminated the ELA as part of these transactions and do not have taxable income with respect to the ELA. The tax law in this area is complex and it is possible that even if the internal spin-off and the exchange offer is tax exempt under the Internal Revenue Code, the IRS could assert that we have additional taxable income for the period with respect to the ELA. We could be exposed to additional taxes if this were to occur. Based upon our understanding of the Internal Revenue Code and opinion from outside legal counsel, a tax reserve of $244 million was established reducing the gain on disposal of Mead Johnson included in discontinued operations.

We agreed to certain tax related indemnities with Mead Johnson as set forth in the tax sharing agreement. For example, Mead Johnson has agreed to indemnify us for potential tax effects resulting from the breach of certain representations discussed above as well as certain transactions related to the acquisition of Mead Johnson's stock or assets. We have agreed to indemnify Mead Johnson for certain taxes related to its business prior to the completion of the IPO and created as part of the restructuring to facilitate the IPO.

We established liabilities for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, see Note 1 "Accounting Policies—Income Taxes" and Note 10 "Income Taxes."

Special Note Regarding Forward-Looking Statements

This annual report and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years. We have included important factors in the cautionary statements included in this annual report that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. Our primary net foreign currency translation exposures are the euro, Japanese yen, Canadian dollar, British pound, Australian dollar, Mexican peso and Chinese renminbi. Foreign currency forward contracts are used to manage these exposures. These instruments generally qualify for cash flow hedge accounting treatment and are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets.

Derivative instruments are also used as part of our interest rate risk management strategy. The derivative instruments used are principally comprised of fixed-to-floating interest rate swaps, which generally qualify for fair-value hedge accounting treatment. In addition, all of our financial instruments, including derivatives, are subject to counterparty credit risk which we consider as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

A significant portion of our revenues, earnings and cash flow is exposed to changes in foreign currency rates. We use foreign currency forward contracts to manage foreign exchange risk that primarily arises from certain intercompany transactions and designate these derivative instruments as foreign currency cash flow hedges when appropriate. In addition, we are exposed to foreign exchange transaction risk that arises from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. In order to manage these risks, we use foreign currency forward contracts to offset exposures to certain assets and liabilities and earnings denominated in certain foreign currencies. These foreign currency forward contracts are not designated as hedges and, therefore, changes in the fair value of these derivatives are recognized in earnings in other (income)/expense, as they occur.

We estimate that a 10% appreciation or depreciation in the underlying currencies being hedged from their levels against the U.S. dollar at December 31, 2009, with all other variables held constant, would increase or decrease by $152 million the fair value of foreign exchange forward contracts held at December 31, 2009 and, if realized, would effect earnings over the remaining life of the contracts.

We are also exposed to translation risk on non-U.S. dollar-denominated net assets. In order to manage this risk we use non-U.S. dollar borrowings to hedge the foreign currency exposures of our net investment in certain foreign affiliates. These non-U.S. dollar borrowings are designated as hedges of net investments. The effective portion of foreign exchange gains or losses on these hedges is recognized as part of the foreign currency translation component of accumulated OCI.

For additional information, see Note 22 “Financial Instruments.”

Interest Rate Risk

We use interest rate swaps as part of our interest rate risk management strategy. The interest rate swaps used are principally fixed-to-floating rate swaps, which are designated as fair-value hedges. The swaps are intended to provide us with an appropriate balance of fixed and floating rate debt. We estimate that an increase or decrease of 100 basis points in short-term or long-term interest rates would decrease or increase the fair value of our interest rate swaps by $347 million, excluding the effects of counterparty credit risk and, if realized, would affect earnings over the remaining life of the swaps.

Our marketable securities are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our policy is to invest with highly rated institutions and we place limits on the amount and time to maturity of investments with any individual institution.

Credit Risk

We periodically sell non-U.S. trade receivables as a means to reduce collectability risk. Our sales agreements do not provide for recourse in the event of uncollectibility and we do not retain interest in the underlying asset once sold.

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy places limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are made only with highly rated corporate and financial institutions.

The use of derivative instruments exposes us to credit risk. When the fair value of a derivative instrument contract is positive, we are exposed to credit risk if the counterparty fails to perform. When the fair value of a derivative instrument contract is negative, the counterparty is exposed to credit risk if we fail to perform our obligation. We are not required to post collateral when a derivative contract is in a liability position, and we do not require counterparties to post collateral for derivatives in an asset position to us. We seek to minimize the credit risk in derivative instruments by entering into transactions with reputable financial institutions. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults.

For additional information, see Note 11 “Fair Value Measurement,” Note 12 “Cash, Cash Equivalents and Marketable Securities,” Note 21 “Short-Term Borrowings and Long-Term Debt” and Note 22 “Financial Instruments.”

Bristol-Myers Squibb

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars and Shares in Millions, Except Per Share Data

	Year Ended December 31,		
	2009	2008	2007
EARNINGS			
Net Sales	**$ 18,808**	$ 17,715	$ 15,617
Cost of products sold	**5,140**	5,316	4,919
Marketing, selling and administrative	**3,946**	4,140	3,941
Advertising and product promotion	**1,136**	1,181	1,097
Research and development	**3,647**	3,512	3,160
Acquired in-process research and development	**—**	32	230
Provision for restructuring	**136**	215	180
Litigation expense	**132**	33	14
Equity in net income of affiliates	**(550)**	(617)	(524)
Gain on sale of ImClone shares	**—**	(895)	—
Other (income)/expense	**(381)**	22	77
Total Expenses	**13,206**	12,939	13,094
Earnings from Continuing Operations Before Income Taxes	**5,602**	4,776	2,523
Provision for income taxes	**1,182**	1,090	471
Net Earnings from Continuing Operations	**4,420**	3,686	2,052
Discontinued Operations:			
Earnings, net of taxes	**285**	578	876
Gain on disposal, net of taxes	**7,157**	1,979	—
Net Earnings from Discontinued Operations	**7,442**	2,557	876
Net Earnings	**11,862**	6,243	2,928
Net Earnings Attributable to Noncontrolling Interest	**1,250**	996	763
Net Earnings Attributable to Bristol-Myers Squibb Company	**$ 10,612**	$ 5,247	$ 2,165
Amounts Attributable to Bristol-Myers Squibb Company:			
Net Earnings from Continuing Operations	**$ 3,239**	$ 2,697	$ 1,296
Net Earnings from Discontinued Operations	**7,373**	2,550	869
Net Earnings Attributable to Bristol-Myers Squibb Company	**$ 10,612**	$ 5,247	$ 2,165
Earnings per Common Share from Continuing Operations Attributable to Bristol-Myers Squibb Company:			
Basic	**$ 1.63**	$ 1.36	$ 0.65
Diluted	**$ 1.63**	$ 1.35	$ 0.65
Earnings per Common Share Attributable to Bristol-Myers Squibb Company:			
Basic	**$ 5.35**	$ 2.64	$ 1.09
Diluted	**$ 5.34**	$ 2.62	$ 1.09
Dividends declared per common share	**$ 1.25**	$ 1.24	$ 1.15

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND RETAINED EARNINGS

Dollars in Millions

	Year Ended December 31,		
	2009	2008	2007
COMPREHENSIVE INCOME			
Net Earnings	**$ 11,862**	$ 6,243	$ 2,928
Other Comprehensive Income/(Loss):			
Foreign currency translation	**159**	(123)	240
Foreign currency translation reclassified to net earnings due to business divestitures	**(40)**	(12)	—
Foreign currency translation on hedge of a net investment	**(38)**	36	(141)
Derivatives qualifying as cash flow hedges, net of taxes of $9 in 2009, $3 in 2008 and $24 in 2007	**(19)**	9	(56)
Derivatives qualifying as cash flow hedges reclassified to net earnings, net of taxes of $5 in 2009, $23 in 2008 and $15 in 2007	**(27)**	42	42
Derivatives reclassified to net earnings due to business divestitures, net of taxes of $1 in 2009	**2**	—	—
Pension and postretirement benefits, net of taxes of $41 in 2009, $697 in 2008 and $52 in 2007	**(115)**	(1,387)	130
Pension and postretirement benefits reclassified to net earnings, net of taxes of $49 in 2009, $50 in 2008 and $50 in 2007	**109**	102	108
Pension and postretirement benefits reclassified to net earnings due to business divestitures, net of taxes of $62 in 2009	**106**	—	—
Available for sale securities, net of taxes of $4 in 2009, $0 in 2008 and $19 in 2007	**35**	(106)	(139)
Available for sale securities reclassified to net earnings, net of taxes of $3 in 2009 and $6 in 2008	**6**	181	—
Total Other Comprehensive Income/(Loss)	**178**	(1,258)	184
Comprehensive Income	**12,040**	4,985	3,112
Comprehensive Income Attributable to Noncontrolling Interest	**1,260**	996	763
Comprehensive Income Attributable to Bristol-Myers Squibb Company	**$ 10,780**	$ 3,989	$ 2,349
RETAINED EARNINGS			
Retained Earnings at January 1	**$ 22,549**	$ 19,762	$ 19,845
Cumulative effect of adopting a new accounting principle (Note 10)	**—**	—	27
Net Earnings Attributable to Bristol-Myers Squibb Company	**10,612**	5,247	2,165
Cash dividends declared	**(2,401)**	(2,460)	(2,275)
Retained Earnings at December 31	**$ 30,760**	$ 22,549	$ 19,762

The accompanying notes are an integral part of these consolidated financial statements.

Bristol-Myers Squibb

CONSOLIDATED BALANCE SHEETS

Dollars in Millions, Except Share and Per Share Data

	December 31,	
	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 7,683**	$ 7,976
Marketable securities	**831**	289
Receivables	**3,164**	3,644
Inventories	**1,413**	1,765
Deferred income taxes	**611**	703
Prepaid expenses	**256**	320
Total Current Assets	**13,958**	14,697
Property, plant and equipment	**5,055**	5,405
Goodwill	**5,218**	4,827
Other intangible assets	**2,865**	1,151
Deferred income taxes	**1,636**	2,137
Marketable securities	**1,369**	188
Other assets	**907**	1,081
Total Assets	**$ 31,008**	$ 29,486
LIABILITIES		
Current Liabilities:		
Short-term borrowings	**$ 231**	$ 154
Accounts payable	**1,711**	1,535
Accrued expenses	**2,785**	2,974
Deferred income	**237**	277
Accrued rebates and returns	**622**	806
U.S. and foreign income taxes payable	**175**	347
Dividends payable	**552**	617
Total Current Liabilities	**6,313**	6,710
Pension, postretirement and postemployment liabilities	**1,658**	2,285
Deferred income	**949**	791
U.S. and foreign income taxes payable	**751**	466
Other liabilities	**422**	441
Long-term debt	**6,130**	6,585
Total Liabilities	**16,223**	17,278
Commitments and contingencies (Note 24)		
EQUITY		
Bristol-Myers Squibb Company Shareholders' Equity:		
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 5,515 in 2009 and 5,668 in 2008, liquidation value of $50 per share	**—**	—
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.2 billion issued in both 2009 and 2008	**220**	220
Capital in excess of par value of stock	**3,768**	2,757
Accumulated other comprehensive loss	**(2,541)**	(2,719)
Retained earnings	**30,760**	22,549
Less cost of treasury stock —491 million common shares in 2009 and 226 million in 2008	**(17,364)**	(10,566)
Total Bristol-Myers Squibb Company Shareholders' Equity	**14,843**	12,241
Noncontrolling interest	**(58)**	(33)
Total Equity	**14,785**	12,208
Total Liabilities and Equity	**$ 31,008**	$ 29,486

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

	Year Ended December 31,		
	2009	2008	2007
Cash Flows From Operating Activities:			
Net earnings	**$ 11,862**	$ 6,243	$ 2,928
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings attributable to noncontrolling interest	**(1,250)**	(996)	(763)
Depreciation	**469**	562	542
Amortization	**238**	254	350
Deferred income tax expense/(benefits)	**163**	1,430	(416)
Stock-based compensation expense	**183**	181	133
Acquired in-process research and development	**—**	32	230
Impairment charges	**—**	349	379
Gain related to divestitures of discontinued operations	**(7,275)**	(3,412)	—
Gain on sale of ImClone shares	**—**	(895)	—
Other (gains)/losses	**(367)**	(158)	(223)
Changes in operating assets and liabilities:			
Receivables	**227**	(360)	(458)
Inventories	**82**	130	(54)
Accounts payable	**472**	253	141
Deferred income	**135**	61	454
U.S. and foreign income taxes payable	**58**	371	(199)
Changes in other operating assets and liabilities	**(932)**	(338)	109
Net Cash Provided by Operating Activities	**4,065**	3,707	3,153
Cash Flows From Investing Activities:			
Proceeds from sale of marketable securities	**2,075**	560	20,634
Purchases of marketable securities	**(3,489)**	(422)	(19,878)
Additions to property, plant and equipment and capitalized software	**(730)**	(941)	(843)
Proceeds from sale of businesses, property, plant and equipment and other investments	**557**	309	317
Proceeds from divestitures of discontinued operations	**—**	4,530	—
Mead Johnson's cash at split-off	**(561)**	—	—
Purchase of businesses, net of cash acquired	**(2,232)**	(191)	(432)
Proceeds from sale of ImClone shares	**—**	1,007	—
Proceeds from sale and leaseback of properties	**—**	227	—
Net Cash (Used in)/Provided by Investing Activities	**(4,380)**	5,079	(202)
Cash Flows From Financing Activities:			
Short-term debt repayments	**(26)**	(1,688)	(33)
Long-term debt borrowings	**1,683**	1,580	—
Long-term debt repayments	**(212)**	(229)	(1,300)
Interest rate swap terminations	**194**	211	—
Issuances of common stock under stock plans and excess tax benefits from share-based payment arrangements	**45**	5	333
Dividends paid	**(2,483)**	(2,461)	(2,213)
Proceeds from Mead Johnson initial public offering	**782**	—	—
Net Cash Used in Financing Activities	**(17)**	(2,582)	(3,213)
Effect of Exchange Rates on Cash and Cash Equivalents	**39**	(29)	45
(Decrease)/Increase in Cash and Cash Equivalents	**(293)**	6,175	(217)
Cash and Cash Equivalents at Beginning of Year	**7,976**	1,801	2,018
Cash and Cash Equivalents at End of Year	**$ 7,683**	$ 7,976	$ 1,801

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements, prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP), include the accounts of Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, or the Company) and all of its controlled majority-owned subsidiaries. All intercompany balances and transactions have been eliminated. Material subsequent events are evaluated and disclosed through the report issuance date, February 19, 2010.

Codevelopment, cocommercialization and license arrangements are entered into with other parties for various therapeutic areas, with terms including upfront licensing and contingent payments. These arrangements are assessed to determine whether the terms give economic or other control over the entity, which may require consolidation of the entity. Entities that are consolidated because they are controlled by means other than a majority voting interest are referred to as variable interest entities. Arrangements with material variable interest entities, including those associated with these codevelopment, cocommercialization and license arrangements, were determined not to exist.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Mead Johnson Nutrition Company (Mead Johnson) financial results, previously reported in the Mead Johnson segment, have been reported as discontinued operations for all years presented.

Use of Estimates

The preparation of financial statements requires the use of management estimates and assumptions, based on complex judgments that are considered reasonable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining the fair value of intangible assets, restructuring charges and accruals, sales rebate and return accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation expense, pension and postretirement benefits (including the actuarial assumptions, see Note 19 "Pension, Postretirement and Postemployment Liabilities"), fair value of financial instruments with no direct or observable market quotes, inventory obsolescence, potential impairment of long-lived assets, allowances for bad debt, as well as in estimates used in applying the revenue recognition policy. Actual results may differ from estimated results.

Revenue Recognition

Revenue is recognized when title and substantially all the risks and rewards of ownership have transferred to the customer, generally at time of shipment. However, in the case of certain sales made by certain non-U.S. businesses, revenue is recognized on the date of receipt by the purchaser. See Note 2 "Alliances and Collaborations" for further discussion of revenue recognition related to alliances. Revenues are reduced at the time of recognition to reflect expected returns that are estimated based on historical experience and business trends. Provisions are made at the time of revenue recognition for discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances, as appropriate. Such provisions are recognized as a reduction of revenue.

In limited circumstances, where a new product is not an extension of an existing line of product or no historical experience with products in a similar therapeutic category exists, revenue is deferred until the right of return no longer exists or sufficient historical experience to estimate sales returns is developed.

Sales Rebate and Return Accruals

Sales rebate and return accruals are established when the related revenue is recognized, resulting in a reduction to sales and the establishment of a liability. An accrual is recognized based on an estimate of the proportion of recognized revenue that will result in a rebate or return. Prime vendor charge-back accruals and cash discounts, established in a similar manner, are recognized as a reduction to accounts receivable. Women, Infants and Children (WIC) rebates related to Mead Johnson's participation in competitive bidding process sponsored by various governmental agencies for nutritional products.

Reductions to trade receivables and listing of accrued rebates and returns liabilities are as follows:

Dollars in Millions	December 31, 2009	2008
Prime vendor charge-backs	$ 42	$ 45
Cash discounts	26	31
Reductions to trade receivables	$ 68	$ 76
Managed healthcare rebates and other contract discounts	$ 199	$ 154
Medicaid rebates	166	133
Sales returns	169	209
Other adjustments	88	115
Women, Infants and Children (WIC) rebates	—	195
Accrued rebates and returns	$ 622	$ 806

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Cash and Cash Equivalents

Cash and cash equivalents consist of U.S. Treasury securities, government agency securities, bank deposits, time deposits and money market funds. Cash equivalents are primarily highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Cash and cash equivalents maintained in foreign currencies approximated $500 million at December 31, 2009 and are subject to currency rate risk.

Marketable Securities and Investments in Other Companies

All marketable securities were classified as "available for sale" on the date of purchase. As such, all investments in marketable securities were reported at fair value at December 31, 2009 and 2008. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Declines in fair value considered other than temporary are charged to earnings and those considered temporary are reported as a component of accumulated other comprehensive income (OCI) in shareholders' equity. Declines in fair value determined to be credit related are charged to earnings. An average cost method is used in determining realized gains and losses on the sale of "available for sale" securities which are included in other (income)/expense.

Investments in 50% or less owned companies for which the ability to exercise significant influence is maintained are accounted for using the equity method of accounting. The share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statements of earnings. Equity investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. This includes consideration of the intent and ability to hold investments, the market price and market price fluctuations of the investment's publicly traded shares, and inability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in market value is deemed to be other than temporary.

Inventory Valuation

Inventories are generally stated at the lower of average cost or market.

Capital Assets and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are as follows:

Buildings	20 – 50 years
Machinery, equipment and fixtures	3 – 20 years

Impairment of Long-Lived Assets

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. Assets to be disposed of are reported at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software, which ranges from three to 10 years. Costs to obtain software for projects that are not significant are expensed as incurred. Capitalized software amortization expense was $68 million in 2009, $84 million in 2008 and $116 million in 2007, of which $9 million in 2009, $11 million in 2008 and $12 million in 2007 was included in discontinued operations.

Business Combinations

An acquired business is included in the consolidated financial statements upon completion of the acquisition. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Legal costs, audit fees, business valuation costs, and all other business acquisition costs are expensed when incurred.

Goodwill, Acquired In-Process Research and Development and Other Intangible Assets

Goodwill is tested for impairment annually using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The BioPharmaceuticals segment includes four separate reporting units based on geography. The annual goodwill impairment assessment was completed in the first quarter of 2009 and subsequently monitored for potential impairment in the remaining quarters of 2009, none of which indicated an impairment of goodwill.

The fair value of in-process research and development (IPRD) acquired in a business combination is determined based on the present value of each research project's projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted-average cost of capital.

IPRD acquired after January 1, 2009 is initially capitalized and considered indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. For those compounds that reach commercialization, the assets are amortized over the expected useful lives. Prior to January 1, 2009, amounts allocated to acquired IPRD were expensed at the date of acquisition.

Patents/trademarks, licenses, technology and capitalized software are amortized on a straight-line basis over their estimated useful lives, ranging from two to 15 years. Such intangible assets are deemed to be impaired if their net carrying value exceeds their estimated fair value.

Restructuring

Restructuring charges were recognized as a result of actions to streamline operations and rationalize manufacturing facilities. Significant judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Actual results could vary from these estimates.

Product Liability

Accruals for product liability (including associated legal costs) are established on an undiscounted basis when it is probable that a liability was incurred and the amount of the liability can be reasonably estimated based on existing information. Accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Receivables for related insurance or other third-party recoveries for product liabilities are recognized on an undiscounted basis when it is probable that a recovery will be realized.

Contingencies

In the normal course of business, loss contingencies, such as legal proceedings and claims arising out of the business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax matters, may occur. Accruals for such loss contingencies are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies are not recognized until realized.

Derivative Financial Instruments

Derivative financial instruments are used principally in the management of interest rate and foreign currency exposures and are not held or issued for trading purposes.

Derivative instruments are recognized at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are reported in accumulated other comprehensive income (OCI) and subsequently recognized in earnings when the hedged item affects earnings. Cash flows are classified consistent with the underlying hedged item.

Derivatives are designated and assigned as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, a gain or loss is immediately recognized on the designated hedge in earnings.

Non-derivative instruments are also designated as hedges of net investments in foreign affiliates. These non-derivative instruments are mainly euro denominated long-term debt. The effective portion of the designated non-derivative instrument is recognized in the foreign currency translation section of OCI and the ineffective portion is recognized in earnings.

Shipping and Handling Costs

Shipping and handling costs are included in marketing, selling and administrative expenses and were $208 million in 2009, $262 million in 2008 and $278 million in 2007, of which $68 million in 2009, $103 million in 2008 and $128 million in 2007 was included in discontinued operations.

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in OCI.

Research and Development

Research and development costs are expensed as incurred. Strategic alliances with third parties provide rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by the other party. Certain research and development payments to alliance partners are contingent upon the achievement of certain pre-determined criteria. Milestone payments achieved prior to regulatory approval of the product are expensed as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of products sold over the remaining useful life of the asset. Capitalized milestone payments are tested for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Research and development is recognized net of reimbursements in connection with collaboration agreements. Upfront licensing and milestone payments that are received are deferred and amortized over the estimated life of the product in other income.

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force,* an amendment of ASC 605-25 (formerly Emerging Issues Task Force (EITF) Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*). This standard provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The potential impact of this standard is being evaluated.

In December 2009, the FASB issued ASU No. 2009-16, *Accounting for Transfers of Financial Assets,* an amendment of ASC 860-10 (formerly SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* issued in June 2009). Among other items the standard removes the concept of a qualifying special-purpose entity and clarifies that the objective of paragraph ASC 860-10-40-4 is to determine whether a transferor and all of the entities included in the transferor's financial statements being presented have surrendered control over transferred financial assets. This standard is effective January 1, 2010 and is not expected to have an impact on the consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities,* an amendment to ASC 810-10 (formerly SFAS No. 167, *Amending FASB interpretation No. 46(R)* issued in June 2009). This standard provides guidance in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. This standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. New provisions of this standard are effective January 1, 2010 but are not expected to have an impact on the consolidated financial statements.

In July 2009, the FASB issued ASC 105 (formerly Statement of Financial Standards (SFAS) No. 168, *The Hierarchy of Generally Accepted Accounting Principles*). This standard contains guidance which reduces the U.S. GAAP hierarchy to two levels, one that is authoritative and one that is not. This standard was effective September 15, 2009 and is not expected to have an impact on the consolidated financial statements.

ASC 820-10, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157, *Fair Value Measurements*), with respect to non-financial assets and liabilities was adopted effective January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard did not have an impact on the consolidated financial statements.

ASC 810-10-65-1, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* (formerly SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*) was adopted on January 1, 2009. As a result of adoption, the noncontrolling interest balance of $33 million, previously presented as $66 million of receivables and $33 million of non-current other liabilities, was presented as part of equity at December 31, 2008. Also, noncontrolling interest has been presented as a reconciling item in the consolidated statements of earnings, the consolidated statements of comprehensive income and retained earnings and the consolidated statements of cash flows.

ASC 805 (formerly SFAS No. 141(R), *Business Combinations*), for business combinations on or after January 1, 2009 was adopted. This standard requires that assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, be measured at fair value as of that date. In a business combination achieved in stages, all identifiable assets and liabilities, including non-controlling interest in the acquiree, are required to be recognized at the full amount of their fair value. It also requires the fair value of IPRD to be recognized as an indefinite-lived intangible asset, contingent consideration to be recognized on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recognized in earnings. See Note 5 "Medarex, Inc. Acquisition" for Medarex, Inc. (Medarex) purchase accounting details.

ASC 808-10, *Collaborative Arrangements* (formerly EITF Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property*), was adopted on January 1, 2009 and applied retroactively. This standard defines a collaborative arrangement as one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements are presented gross or net based on the criteria in ASC 605-45-45 *Overall Considerations of Reporting Revenue Gross as a Principal vs. Net as an Agent* (formerly EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal vs. Net as an Agent*) and other accounting literature. Payments to or from collaborators are evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are disclosed along with the accounting policies and the classification of significant financial statement amounts related to the arrangements. Activities in arrangements conducted in a separate legal entity are accounted for under other accounting literature; however, required disclosure applies to the entire collaborative agreement. This standard did not have an impact on the consolidated financial statements.

Note 2 ALLIANCES AND COLLABORATIONS

sanofi

The Company has agreements with sanofi-aventis (sanofi) for the codevelopment and cocommercialization of Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide), an angiotensin II receptor antagonist indicated for the treatment of hypertension and diabetic nephropathy, and Plavix (clopidogrel bisulfate), a platelet aggregation inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas (principally the U.S., Canada, Puerto Rico and Latin American countries) and Australia and the other in Europe and Asia. Accordingly, two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. In general, at the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place. The agreements expire on the later of (i) with respect to Plavix, 2013 and, with respect to Avapro/Avalide, 2012 in the Americas and Australia and 2013 in Europe and Asia, and (ii) the expiration of all patents and other exclusivity rights in the applicable territory.

The Company acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering the Americas and Australia. Sanofi's ownership interest in this territory is 49.9%. As such, the Company consolidates all country partnership results for this territory and reflects sanofi's share of the results as a noncontrolling interest. The Company recognizes net sales in this territory and in comarketing countries outside this territory (e.g. Germany, Italy for irbesartan only, Spain and Greece). Discovery royalties owed to sanofi are included in cost of products sold. Cash flows from operating activities of the partnerships in the territory covering the Americas and Australia are included as operating activities within the Company's consolidated statements of cash flows. Distributions of partnership profits to sanofi and sanofi's funding of ongoing partnership operations occur on a routine basis and are also recognized within operating activities.

Sanofi acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering Europe and Asia. The Company's ownership interest in this territory is 49.9%. The Company does not consolidate the partnership entities in this territory but accounts for them under the equity method and reflects its share of the results in equity in net income of affiliates. The Company routinely receives distributions of profits and provides funding for the ongoing operations of the partnerships in the territory covering Europe and Asia, which are reflected as cash provided by operating activities.

The Company and sanofi have a separate partnership governing the copromotion of irbesartan in the U.S. Under this alliance, the Company recognizes other income related to the amortization of deferred income associated with sanofi's $350 million payment to the Company for their acquisition of an interest in the irbesartan license for the U.S. upon formation of the alliance. Deferred income will continue to be amortized through 2012, which is the expected expiration of the license. Income attributed to certain supply activities and development and opt-out royalties with sanofi are also reflected net in other income.

The following summarized financial information is reflected in the consolidated financial statements:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
Territory covering the Americas and Australia:			
Net sales, including comarketing countries	**$ 7,429**	$ 6,893	$ 5,958
Discovery royalty expense	**1,199**	1,061	875
Noncontrolling interest – net of taxes	**1,159**	976	746
Profit distributions to sanofi	**1,717**	1,444	1,106
Territory covering Europe and Asia:			
Equity in net income of affiliates	**558**	632	526
Profit distributions to the Company	**554**	610	491
Investment in affiliates	**10**	5	(16)
Other:			
Other income – irbesartan license fee	**32**	31	32
Other income – supply activities and development and opt-out royalties	**41**	71	50
Deferred income – irbesartan license fee	**91**	123	154

The following is the summarized financial information for interests in the partnerships with sanofi for the territory covering Europe and Asia, which are not consolidated but are accounted for using the equity method:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
Net sales	**$ 2,984**	$ 3,478	$ 3,090
Cost of products sold	**1,510**	1,740	1,541
Gross profit	**1,474**	1,738	1,549
Marketing, selling and administrative	**219**	290	278
Advertising and product promotion	**68**	93	119
Research and development	**61**	96	85
Other (income)/expense	**—**	(7)	(3)
Net income	**$ 1,126**	$ 1,266	$ 1,070
Current assets	**$ 1,305**	$ 1,525	$ 1,727
Current liabilities	**1,305**	1,525	1,727

Cost of products sold includes discovery royalties of $446 million in 2009, $531 million in 2008 and $493 million in 2007, which are paid directly to sanofi. All other expenses are shared based on the applicable ownership percentages. Current assets and current liabilities include approximately $1.0 billion in 2009, $1.1 billion in 2008 and $1.2 billion in 2007 related to receivables/payables attributed to the respective years, net cash distributions to the Company and sanofi as well as intercompany balances between partnerships within the territory. The remaining current assets and current liabilities consist of third-party trade receivables, inventories and amounts due to the Company and sanofi for the purchase of inventories, royalties and expense reimbursements.

Otsuka

The Company has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote with Otsuka, Abilify (aripiprazole), for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder, except in Japan, China, Taiwan, North Korea, South Korea, the Philippines, Thailand, Indonesia, Pakistan and Egypt. Under the terms of the agreement, the Company purchases the product from Otsuka and performs finish manufacturing for sale to third-party customers by the Company or Otsuka. The product is currently copromoted with Otsuka in the U.S., United Kingdom (UK), Germany, France and Spain. Currently in the U.S., Germany, France and Spain, where the product is invoiced to third-party customers by the Company on behalf of Otsuka, the Company recognizes alliance revenue for its 65% contractual share of third-party net sales and recognizes all expenses related to the product. The Company recognizes this alliance revenue when Abilify is shipped and all risks and rewards of ownership have transferred to third-party customers. In the UK and Italy, where the Company is presently the exclusive distributor for the product, the Company recognizes 100% of the net sales and related cost of products sold and expenses. The Company also has an exclusive right to sell Abilify in other countries in Europe, the Americas and a number of countries in Asia. In these countries, the Company recognizes 100% of the net sales and related cost of products sold.

In April 2009, the Company and Otsuka agreed to extend the U.S. portion of the commercialization and manufacturing agreement until the expected loss of product exclusivity in April 2015. Under the terms of the agreement, the Company paid Otsuka $400 million, which is amortized as a reduction of net sales through the extension period. The unamortized balance is included in other assets. Beginning on January 1, 2010, the share of Abilify U.S. net sales that the Company recognizes changed from 65% to the following:

	Share as a % of U.S. Net Sales
2010	58.0%
2011	53.5%
2012	51.5%

During this period, Otsuka will be responsible for 30% of the U.S. expenses related to the commercialization of Abilify.

Beginning January 1, 2013, and through the expected loss of U.S. exclusivity in April 2015, including an expected six month pediatric extension, the Company will receive the following percentages of U.S. annual net sales:

	Share as a % of U.S. Net Sales
$0 to $2.7 billion	50%
$2.7 billion to $3.2 billion	20%
$3.2 billion to $3.7 billion	7%
$3.7 billion to $4.0 billion	2%
$4.0 billion to $4.2 billion	1%
In excess of $4.2 billion	20%

During this period, Otsuka will be responsible for 50% of all U.S. expenses related to the commercialization of Abilify.

In addition, the Company and Otsuka announced that they have entered into an oncology collaboration for *Sprycel* (dasatinib) and *Ixempra* (ixabepilone), which includes the U.S., Japan and European Union (EU) markets (the Oncology Territory). Beginning in 2010 through 2020, the collaboration fees the Company will pay to Otsuka annually are the following percentages of net sales of *Sprycel* and *Ixempra* in the Oncology Territory:

	% of Net Sales	
	2010 - 2012	2013 - 2020
$0 to $400 million	30%	65%
$400 million to $600 million	5%	12%
$600 million to $800 million	3%	3%
$800 million to $1.0 billion	2%	2%
In excess of $1.0 billion	1%	1%

During these periods, Otsuka will contribute (i) 20% of the first $175 million of certain commercial operational expenses relating to the oncology products, and (ii) 1% of such commercial operational expenses relating to the products in the territory in excess of $175 million. Starting in 2011, Otsuka will have the right to copromote *Sprycel* with the Company in the U.S. and Japan and in 2012, in the top five EU markets.

The U.S. extension and the oncology collaboration include a change-of-control provision in the case of an acquisition of the Company. If the acquiring company does not have a competing product to Abilify, then the new company will assume the Abilify agreement (as amended) and the oncology collaboration as it exists today. If the acquiring company has a product that competes with Abilify, Otsuka can elect to request the acquiring company to choose whether to divest Abilify or the competing product. In the scenario where Abilify is divested, Otsuka would be obligated to acquire the Company's rights under the Abilify agreement (as amended). The agreements also provide that in the event of a generic competitor to Abilify after January 1, 2010, the Company has the option of terminating the Abilify April 2009 amendment (with the agreement as previously amended remaining in force). If the Company were to exercise such option then either (i) the Company would receive a payment from Otsuka according to a pre-determined schedule and the oncology collaboration would terminate at the same time or (ii) the oncology collaboration would continue for a truncated period according to a pre-determined schedule.

For the entire EU, the agreement remained unchanged and will expire in June 2014. In other countries where the Company has the exclusive right to sell Abilify, the agreement expires on the later of the 10th anniversary of the first commercial sale in such country or expiration of the applicable patent in such country.

In addition to the $400 million extension payment, total milestone payments made to Otsuka under the agreement through December 2009 were $217 million, of which $157 million was expensed as IPRD in 1999. The remaining $60 million was capitalized in other intangible assets and is amortized in cost of products sold over the remaining life of the agreement in the U.S.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

	Year Ended December 31,		
Dollars in Millions	**2009**	2008	2007
Net sales	**$ 2,592**	$ 2,153	$ 1,660
Amortization of extension payment	**(49)**	—	—
Amortization of milestone payments	**6**	6	6
Unamortized extension payment	**351**	—	—
Unamortized milestone payments	**17**	23	29

In January 2007, the Company granted Otsuka exclusive rights in Japan to develop and commercialize *Onglyza*. The Company expects to receive milestone payments based on certain regulatory events, as well as sales-based payments following regulatory approval of *Onglyza* in Japan, and retained rights to copromote *Onglyza* with Otsuka in Japan. Otsuka is responsible for all development costs in Japan.

Lilly

The Company has a commercialization agreement with Eli Lilly and Company (Lilly) through Lilly's November 2008 acquisition of ImClone Systems Incorporated (ImClone) for the codevelopment and promotion of Erbitux (cetuximab) in the U.S., which expires as to Erbitux in September 2018. The Company also has codevelopment and promotion rights in Canada and Japan. Erbitux is indicated for use in the treatment of patients with metastatic colorectal cancer and for use in the treatment of squamous cell carcinoma of the head and neck. Under the agreement, covering North America, Lilly receives a distribution fee based on a flat rate of 39% of net sales in North America, which is included in cost of products sold.

In October 2007, the Company and ImClone amended their codevelopment agreement with Merck KGaA (Merck) to provide for cocommercialization of Erbitux in Japan. The rights under this agreement expire in 2032; however, Lilly has the ability to terminate the agreement after 2018 if it determines that it is commercially unreasonable for Lilly to continue. Erbitux received marketing approval in Japan in July 2008 for the use of Erbitux in treating patients with advanced or recurrent colorectal cancer. The Company receives 50% of the pre-tax profit from Merck sales of Erbitux in Japan which is further shared equally with Lilly. The Company's share of profits from commercialization in Japan is included in other income.

The Company is amortizing $500 million of previously capitalized milestone payments that was accounted for as a license acquisition through 2018, the remaining term of the agreement. The amortization is classified in costs of products sold.

Upon execution of the initial commercialization agreement, the Company acquired an ownership interest in ImClone which approximated 17% at the time of the transaction noted below, and had been accounting for its investment under the equity method. The Company sold its shares of ImClone for approximately $1.0 billion and recognized a pre-tax gain of $895 million in November 2008.

In January 2010, the Company and Lilly restructured the commercialization agreement described above between the Company and ImClone as it relates to necitumumab (IMC-11F8), a novel targeted cancer therapy currently in Phase III development for non-small cell lung cancer. As restructured, both companies will share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada and Japan. Lilly maintains exclusive rights to necitumumab in all other markets. The Company will fund 55% of development costs for studies that will be used only in the U.S. and will fund 27.5% for global studies. The Company would pay $250 million to Lilly as a milestone payment upon first approval in the U.S. In the U.S. and Canada, the Company will recognize sales and receive 55% of the profits for necitumumab. Lilly will provide 50% of the selling effort. In Japan, the Company and Lilly will share commercial costs and profits evenly. The agreement as it relates to necitumumab continues beyond patent expiration until both parties agree to terminate.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

	Year Ended December 31,		
Dollars in Millions	**2009**	2008	2007
Net sales	$ **683**	$ 749	$ 692
Distribution fees	**279**	307	284
Amortization of milestone payments	**37**	37	38
Equity in net income of affiliates	—	(5)	7
Japan commercialization fee	**28**	3	—
Unamortized milestone payments	**323**	360	397

Gilead

The Company and Gilead Sciences, Inc. (Gilead) have a joint venture to develop and commercialize Atripla (efavirenz 600 mg/ emtricitabine 200 mg/ tenofovir disoproxil fumarate 300 mg), a once-daily single tablet three-drug regimen combining the Company's *Sustiva* (efavirenz) and Gilead's Truvada (emtricitabine and tenofovir disoproxil fumarate), in the U.S., Canada and Europe.

Gilead recognizes all Atripla revenues in the U.S., Canada and most countries in Europe and consolidates the results of the joint venture in its operating results. The Company recognizes revenue for the bulk efavirenz component of Atripla upon sales of that product to third-party customers. In a limited number of EU countries, the Company recognizes revenue for Atripla where it agreed to purchase the product from Gilead and distribute to third-party customers. The Company's revenues related to Atripla net sales were $869 million in 2009, $582 million in 2008 and $335 million in 2007. The Company accounts for its participation in the U.S. joint venture under the equity method of accounting and recognizes its share of the joint venture results in equity in net income of affiliates in the consolidated statements of earnings. The Company's equity loss on the U.S. joint venture with Gilead was $10 million in 2009 and $9 million in each of 2008 and 2007.

AstraZeneca

The Company maintains two worldwide codevelopment and cocommercialization agreements with AstraZeneca PLC (AstraZeneca), The first is for the worldwide (excluding Japan) codevelopment and cocommercialization of *Onglyza* (saxagliptin), a DPP-IV inhibitor (Saxagliptin Agreement). The second is for the worldwide (including Japan) codevelopment and cocommercialization of dapagliflozin, a sodium-glucose cotransporter-2 (SGLT2) inhibitor (SGLT2 Agreement). Both compounds are being studied for the treatment of diabetes and were discovered by the Company. Under each agreement, the two companies will jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis (excluding, in the case of saxagliptin, Japan), and the Company will manufacture both products. The companies will cocommercialize dapagliflozin in Japan and share profits and losses equally. Under each agreement, the Company has the option to decline involvement in cocommercialization in a given country and instead receive a royalty. Royalty percentage rates if the Company opts-out of cocommercialization agreements are tiered based on net sales.

On July 31, 2009, the FDA approved *Onglyza* as an adjunct to diet and exercise to improve blood sugar (glycemic) control in adults for the treatment of type 2 diabetes mellitus and in August 2009, the Company and AstraZeneca launched *Onglyza* in the U.S. On October 1, 2009, *Onglyza* received a Marketing Authorization for use in the EU to treat adults with type 2 diabetes in combination with either metformin, a sulfonylurea or a thiazolidinedione, when any of these agents alone, with diet and exercise, do not provide adequate glycemic control.

The Company received from AstraZeneca a total of $250 million in upfront licensing and milestone payments related to the Saxagliptin Agreement and $50 million in upfront licensing payments related to the SGLT2 Agreement as of December 31, 2009, including $150 million received during 2009. These payments are deferred and are being amortized over the useful life of the products into other income. Amortization was $16 million in 2009, $9 million in 2008 and $7 million in 2007. The unamortized upfront licensing and milestone payments were $268 million and $134 million at December 31, 2009 and 2008, respectively. Additional milestone payments are expected to be received by the Company upon the successful achievement of various development and regulatory events, as well as sales-based milestones. Under the Saxagliptin Agreement, the Company could receive up to an additional $100 million if all remaining development and regulatory milestones for saxagliptin are met and up to an additional $300 million if all sales-based milestones for saxagliptin are met. Under the SGLT2 Agreement, the Company could receive up to an additional $350 million if all development and regulatory milestones for dapagliflozin are met and up to an additional $390 million if all sales-based milestones for dapagliflozin are met.

Under each agreement, the Company and AstraZeneca also share in development and commercialization costs. The majority of development costs under the initial development plans were paid by AstraZeneca (with AstraZeneca bearing all the costs of the initial agreed upon development plan for dapagliflozin in Japan). Additional development costs will generally be shared equally. The net reimbursements to the Company for development costs related to saxagliptin and dapagliflozin are netted in research and development and were $38 million in 2009, $139 million 2008 and $145 million in 2007.

Pfizer

The Company and Pfizer Inc. (Pfizer) maintain a worldwide codevelopment and cocommercialization agreement for apixaban, an anticoagulant discovered by the Company being studied for the prevention and treatment of a broad range of venous and arterial thrombotic conditions.

The Company received $314 million in upfront licensing payments during 2007. In addition, the Company received a $150 million milestone payment in April 2009 for the commencement of Phase III clinical trials for prevention of major adverse cardiovascular events in acute coronary syndrome. The Company amortized into other income $28 million in 2009, $20 million in 2008 and $12 million in 2007 of the upfront licensing and milestone payments. The unamortized upfront licensing and milestone payments was $404 million and $282 million at December 31, 2009 and 2008, respectively. Pfizer will fund 60% of all development costs under the initial development plan effective January 1, 2007 going forward, and the Company will fund 40%. The net reimbursements to the Company for apixaban development costs are netted in research and development and were $190 million in 2009, $159 million in 2008 and $88 million in 2007. The Company may also receive additional payments from Pfizer of up to an additional $630 million based on achieving development and regulatory milestones. The companies will jointly develop the clinical and marketing strategy, will share commercialization expenses and profits and losses equally on a global basis, and will manufacture product under this arrangement.

Exelixis

In December 2008, the Company and Exelixis, Inc. (Exelixis) entered into a global codevelopment and cocommercialization arrangement for XL184 (a MET/VEG/RET inhibitor), an oral anti-cancer compound, and a license for XL281 with utility in RAS and RAF mutant tumors under development by Exelixis. Under the terms of the arrangement, the Company paid Exelixis $195 million in 2008 upon execution of the agreement and paid an additional $45 million in 2009, all of which was expensed as research and development in 2008. Exelixis funds the first $100 million of development for XL184. If Exelixis elects to continue sharing development costs, Exelixis will fund 35% of future global development costs (excluding Japan) and share U.S. profits and losses equally and has an option to copromote in the U.S.; failing such elections, Exelixis receives milestones and royalties on U.S. net sales. Royalty percentage rates are tiered based on net sales. The Company will fund 100% of development costs in Japan. In addition to royalties on non-U.S. net sales, the Company could pay up to $610 million if all development and regulatory milestones are met on both compounds and up to an additional $300 million if all sales-based milestones are met on both compounds.

In addition, the Company and Exelixis have a history of collaborations to identify, develop and promote oncology targets. In January 2007, the Company and Exelixis entered into an oncology collaboration and license agreement under which Exelixis is pursuing the development of three small molecule INDs for codevelopment and copromotion. Under the terms of this agreement, the Company paid Exelixis $60 million of upfront licensing fees in 2007. During 2008, the Company paid Exelixis $40 million in IND acceptance milestones. If Exelixis elects to fund development costs and copromote in the U.S., both parties will equally share development costs and profits. If Exelixis opts-out of the codevelopment and copromotion agreement, the Company will take over full development and U.S. commercial rights, and, if successful, will pay Exelixis development and regulatory milestones up to $380 million and up to an additional $180 million of sales-based milestones, as well as royalties. Royalty percentage rates are tiered based on net sales.

Since July 2001, the Company has held an equity investment in Exelixis, which at December 31, 2009 represented less than 1% of their outstanding shares.

ZymoGenetics

In January 2009, the Company and ZymoGenetics, Inc. (ZymoGenetics) entered into a global codevelopment arrangement in the U.S. for PEG-Interferon lambda, a novel type 3 interferon for the treatment of hepatitis C. Under the terms of the arrangement, the Company paid ZymoGenetics a total of $200 million of upfront licensing and milestone payments in 2009, all of which was expensed as research and development. ZymoGenetics will fund the first $100 million of global development for PEG-Interferon lambda, after which ZymoGenetics will fund 20% of development costs in the U.S. and Europe and the Company will fund 100% of the development costs in the rest of the world. If ZymoGenetics elects to continue sharing development and commercialization costs in the U.S., ZymoGenetics will share 40% of U.S. profits and losses and has an option to copromote in the U.S. Failing such election to fund development costs in the U.S., ZymoGenetics will receive royalties on U.S. net sales. Royalty percentage rates are tiered based on net sales. The Company will pay ZymoGenetics royalties on all non-U.S. net sales. In addition, the Company could pay up to $335 million if all hepatitis C development and regulatory milestones are met; up to $287 million if development and regulatory milestones for other potential indications are met; and up to an additional $285 million if all sales-based milestones are met.

Alder

In November 2009, the Company and Alder Biopharmaceuticals, Inc. (Alder) entered into a global agreement for the development and commercialization of ALD518, a novel biologic that has completed Phase IIa development for the treatment of rheumatoid arthritis. Under the terms of the arrangement, Alder granted the Company worldwide exclusive rights to develop and commercialize ALD518 for all potential indications except cancer, for which Alder retains rights and has granted the Company an option to codevelop and have exclusive rights to cocommercialize outside the United States. The Company paid Alder an $85 million upfront licensing payment in 2009, which was expensed as research and development. In addition, the Company could pay up to $764 million of development-based and regulatory-based milestone payments, potential sales-based milestones which under certain circumstances may exceed $200 million, and royalties on net sales. Royalty percentage rates are tiered based on net sales. If the Company chooses the option to pursue cancer indications, then the Company could pay up to an additional $185 million of development-based and regulatory-based milestone payments, the aforementioned sales-based milestones and royalties on net sales. Royalty percentage rates are tiered based on net sales.

Note 3 BUSINESS SEGMENT INFORMATION

The segment information presented below is consistent with the financial information regularly reviewed by the chief operating decision maker for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. After the split-off of Mead Johnson, and divestitures of ConvaTec and Medical Imaging businesses during the past two years, a single operating segment remains, BioPharmaceuticals. This segment is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and a global supply chain organization is utilized and responsible for the development and delivery of products to the market. Products are distributed and sold through four regional organizations that serve the United States; Europe, Middle East and Africa; Other Western Hemisphere countries; Emerging Markets and Pacific. The business is also supported by global corporate staff functions.

Products are sold principally to wholesalers, and to a lesser extent, directly to distributors, retailers, hospitals, clinics, government agencies and pharmacies. Gross sales to the three largest pharmaceutical wholesalers in the U.S. as a percentage of total gross sales were as follows:

	2009	2008	2007
McKesson Corporation	**25%**	24%	22%
Cardinal Health, Inc.	**20%**	19%	18%
AmerisourceBergen Corporation	**15%**	14%	13%

Selected geographic area information was as follows:

	Net Sales			Year End Assets	
Dollars in Millions	**2009**	2008	2007	**2009**	2008
United States	**$ 11,909**	$ 10,611	$ 8,992	**$ 21,243**	$ 19,968
Europe, Middle East and Africa	**4,206**	4,370	3,914	**3,750**	4,592
Other Western Hemisphere	**1,300**	1,329	1,390	**5,177**	3,467
Pacific	**1,393**	1,405	1,321	**838**	1,459
Total	**$ 18,808**	$ 17,715	$ 15,617	**$ 31,008**	$ 29,486

Net sales of key products were as follows:

	Year Ended December 31,		
Dollars in Millions	**2009**	2008	2007
Plavix	**$ 6,146**	$ 5,603	$ 4,755
Avapro/Avalide	**1,283**	1,290	1,204
Reyataz	**1,401**	1,292	1,124
Sustiva Franchise (total revenue)	**1,277**	1,149	956
Baraclude	**734**	541	275
Erbitux	**683**	749	692
Sprycel	**421**	310	158
Ixempra	**109**	101	15
Abilify	**2,592**	2,153	1,660
Orencia	**602**	441	231
Onglyza	**24**	—	—
Other	**3,536**	4,086	4,547
Total	**$ 18,808**	$ 17,715	$ 15,617

Capital expenditures and depreciation within the BioPharmaceuticals segment were as follows:

Dollars in Millions	**2009**	2008	2007
Capital expenditures	**$ 634**	$ 686	$ 723
Depreciation	**346**	361	400

The BioPharmaceuticals segment results exclude the impact of significant items not indicative of current operating performance or ongoing results which include, amongst others, charges related to the implementation of productivity transformation initiative (PTI), gains or losses on the purchase or sale of product lines and business assets and upfront licensing and milestone payments. Segment results also exclude earnings attributed to sanofi and other noncontrolling interest. The reconciliation to earnings from continuing operations before income taxes was as follows:

Dollars in Millions	2009	2008	2007
BioPharmaceuticals segment results	**$ 4,492**	$ 3,538	$ 2,234
Reconciling items:			
Downsizing and streamlining of worldwide operations	**(122)**	(186)	(186)
Accelerated depreciation, asset impairment and other shutdown costs	**(129)**	(281)	(210)
Process standardization implementation costs	**(110)**	(109)	(37)
Gain on sale of properties, mature brand product lines and businesses	**360**	159	282
Litigation charges	**(132)**	(33)	(14)
Upfront licensing and milestone payments	**(347)**	(348)	(162)
Acquired in-process research and development	**—**	(32)	(230)
ARS impairment and loss on sale	**—**	(324)	(275)
Gain on sale of ImClone shares	**—**	895	—
BMS Foundation funding initiative	**(100)**	—	—
Other	**(53)**	36	(4)
Noncontrolling interest	**1,743**	1,461	1,125
Earnings from continuing operations before income taxes	**$ 5,602**	$ 4,776	$ 2,523

Note 4 RESTRUCTURING

The productivity transformation initiative was designed to fundamentally change the way the business is run to meet the challenges of a changing business environment and to take advantage of the diverse opportunities in the marketplace as the transformation into a next-generation biopharmaceutical company continues. Most initiatives under the PTI have been implemented resulting in the incurrence of approximately $1.3 billion in costs and the recognition of $522 million in gains related to the sale of mature product lines and businesses. The Company is on target to create $2.5 billion in annual productivity cost savings and cost avoidance by 2012 of which approximately 90% is expected to be realized by the end of 2010.

Subsequent to the PTI, a strategic process designed to achieve a culture of continuous improvement to enhance efficiency, effectiveness and competitiveness and to continue to improve the cost base has been implemented.

The following PTI charges were recognized:

	Year Ended December 31,		
Dollars in Millions	2009	2008	2007
Provision for restructuring	**$ 136**	$ 215	$ 180
Accelerated depreciation, asset impairment and other shutdown costs	**109**	221	110
Pension settlements/curtailments	**36**	17	—
Process standardization implementation costs	**110**	109	43
Total cost	**391**	562	333
Gain on sale of product lines, businesses and assets and other	**(360)**	(162)	—
Net charges	**$ 31**	$ 400	$ 333

Most of the accelerated depreciation, asset impairment charges and other shutdown costs were included in cost of products sold and primarily relate to the rationalization of the manufacturing network in the BioPharmaceuticals segment. These assets continue to be depreciated until the facility closures are complete. The remaining costs of PTI were primarily attributed to process standardization activities and are recognized as incurred.

Restructuring charges included termination benefits for workforce reductions of manufacturing, selling, administrative, and research and development personnel across all geographic regions of approximately 1,350 in 2009, 2,370 in 2008 and 2,800 in 2007. The following table presents the detail of expenses incurred in connection with restructuring activities:

	2009			2008			2007		
Dollars in Millions	Termination Benefits	Other Exit Costs	Total	Termination Benefits	Other Exit Costs	Total	Termination Benefits	Other Exit Costs	Total
Charges	$ 144	$ 14	$ 158	$ 171	$ 43	$ 214	$ 185	$ 1	$ 186
Changes in estimates	(16)	(6)	(22)	—	1	1	(6)	—	(6)
Provision for restructuring	$ 128	$ 8	$ 136	$ 171	$ 44	$ 215	$ 179	$ 1	$ 180

The following table represents the activity of restructuring liabilities:

Dollars in Millions	Termination Liability	Other Exit Costs Liability	Total
Liability at January 1, 2007	$ 74	$ 1	$ 75
Charges	185	1	186
Change in estimates	(6)	—	(6)
Charges in discontinued operations	3	—	3
Spending	(88)	(3)	(91)
Liability at December 31, 2007	168	(1)	167
Charges	171	43	214
Change in estimates	—	1	1
Charges in discontinued operations	3	—	3
Spending	(152)	(22)	(174)
ConvaTec divestiture	(2)	—	(2)
Liability at December 31, 2008	188	21	209
Charges	144	14	158
Change in estimates	(16)	(6)	(22)
Charges in discontinued operations	15	—	15
Spending	(169)	(13)	(182)
Mead Johnson split-off	(5)	—	(5)
Liability at December 31, 2009	$ 157	$ 16	$ 173

Note 5 MEDAREX, INC. ACQUISITION

On September 1, 2009, the Company acquired 100% of the remaining outstanding shares of Medarex not already owned and its outstanding stock options and restricted stock units upon completion of tender offers that expired on August 27, 2009 and September 1, 2009. The total purchase price of $2.3 billion was allocated to the estimated fair value of the assets acquired and liabilities assumed as presented below. Acquisition costs were $11 million and classified as other (income)/expense. Medarex is a biopharmaceutical company focused on the discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases. As a result of the acquisition, the full rights over ipilimumab, currently in Phase III development, were received that increases the biologics development pipeline creating a more balanced portfolio of both small molecules and biologics. This more balanced portfolio associated with the BioPharma model and potential to optimize the existing ipilimumab programs drives a significant amount of the goodwill arising from this acquisition. Goodwill along with IPRD and other intangible assets valued in this acquisition are non-deductible for tax purposes and are assigned to the BioPharmaceutical segment.

The following purchase price allocation was adjusted after the September 30, 2009 quarterly report filed on Form 10-Q to reflect the final purchase price valuation. The impact of these adjustments were immaterial to prior quarters' earnings.

	Dollars in Millions
Purchase price:	
Cash	$ 2,285
Fair value of the Company's equity in Medarex held prior to acquisition(1)	46
Total	2,331
Identifiable net assets:	
Cash	53
Marketable securities	269
Other current and long-term assets(2)	127
In-process research and development(3)	1,475
Intangible assets - Technology(4)	120
Intangible assets - Licenses(5)	315
Short-term borrowings	(92)
Other current and long-term liabilities	(92)
Deferred income taxes	(352)
Total identifiable net assets	1,823
Goodwill	$ 508

(1) Other income of approximately $21 million was recognized from the remeasurement to fair value of the equity interest in Medarex held at the acquisition date.
(2) Includes a 5.1% ownership interest in Genmab ($64 million) and an 18.7% ownership in Celldex Therapeutics, Inc. ($17 million), which have been subsequently sold as of December 31, 2009 for a loss of $33 million.
(3) Includes approximately $1.0 billion related to ipilimumab.
(4) Amortized over 10 years.
(5) Amortized over 13 years.

The results of Medarex operations were included in the accompanying consolidated financial statements from August 27, 2009. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results.

Note 6 MEAD JOHNSON NUTRITION COMPANY INITIAL PUBLIC OFFERING

In February 2009, Mead Johnson completed an initial public offering (IPO), in which it sold 34.5 million shares of its Class A common stock at $24 per share. Net proceeds of $782 million, after deducting $46 million of underwriting discounts, commissions and offering expenses, were allocated to noncontrolling interest and capital in excess of par value of stock.

Upon completion of the IPO, 42.3 million shares of Mead Johnson Class A common stock and 127.7 million shares of Mead Johnson Class B common stock were held by the Company, representing an 83.1% interest in Mead Johnson and 97.5% of the combined voting power of the outstanding common stock. The rights of the holders of the shares of Class A common stock and Class B common stock were identical, except with regard to voting and conversion. Each share of Class A common stock was entitled to one vote per share. Each share of Class B common stock was entitled to ten votes per share and was convertible at any time at the election of the holder into one share of Class A common stock. The Class B common stock automatically converted into shares of Class A common stock.

Various agreements related to the separation of Mead Johnson were entered into, including a separation agreement, a transitional services agreement, a tax matters agreement, a registration rights agreement and an employee matters agreement.

Note 7 DISCONTINUED OPERATIONS

Mead Johnson Nutrition Company Split-off

The split-off of the remaining interest in Mead Johnson was completed on December 23, 2009. The split-off was effected through the exchange offer of previously held 170 million shares of Mead Johnson, after converting its Class B common stock to Class A common stock, for 269 million outstanding shares of the Company's stock resulting in a pre-tax gain of approximately $7.3 billion, $7.2 billion net of taxes.

The shares received in connection with the exchange were valued using the closing price on December 23, 2009 of $25.70 and reflected as treasury stock. The gain on the exchange was determined using the sum of the fair value of the shares received plus the net deficit of Mead Johnson attributable to the Company less taxes and other direct expenses related to the transaction, including a tax reserve of $244 million which was established.

ConvaTec Disposition

In August 2008, the divestiture of the ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista Capital Partners L.P. (Avista), was completed for a gross purchase price of approximately $4.1 billion, resulting in a pre-tax gain of $3.4 billion, $2.0 billion net of taxes.

Medical Imaging Disposition

In January 2008, the divestiture of Bristol-Myers Squibb Medical Imaging (Medical Imaging) to Avista was completed for a gross purchase price of approximately $525 million, resulting in a pre-tax gain of $25 million and an after-tax loss of $43 million.

Transitional Relationships with Discontinued Operations

Subsequent to the respective dispositions, cash flows and income associated with the Mead Johnson, ConvaTec and the Medical Imaging businesses continued to be generated relating to activities that are transitional in nature and generally result from agreements that are intended to facilitate the orderly transfer of business operations. The agreements include, among others, services for accounting, customer service, distribution and manufacturing and generally expire no later than 18 months from the date of the divestiture. The income generated from these transitional activities is included in other (income)/expense and are not expected to be material to the future results of operations or cash flows. Such activities related to ConvaTec and Medical Imaging businesses are substantially complete at December 31, 2009.

The following summarized financial information related to the Mead Johnson, ConvaTec and Medical Imaging businesses are segregated from continuing operations and reported as discontinued operations through the date of disposition.

	Year Ended December 31,		
Dollars in Millions	2009	2008	2007
Net sales:			
Mead Johnson	**$ 2,826**	$2,882	$2,576
ConvaTec	—	735	1,155
Medical Imaging	—	34	629
Net sales	**$ 2,826**	$ 3,651	$ 4,360
Earnings before income taxes:			
Mead Johnson	**$ 674**	$ 696	$ 663
ConvaTec	—	175	348
Medical Imaging	—	2	273
Earnings before income taxes	**674**	873	1,284
Provision for income taxes	**(389)**	(295)	(408)
Earnings, net of taxes	**285**	578	876
Gain on disposal:			
Mead Johnson	**7,275**	—	—
ConvaTec	—	3,387	—
Medical Imaging	—	25	—
Gain on disposal	**7,275**	3,412	—
Provision for income taxes	**(118)**	(1,433)	—
Gain on disposal, net of taxes	**7,157**	1,979	—
Net earnings from discontinued operations	**7,442**	2,557	876
Less net earnings from discontinued operations attributable to noncontrolling interest	**(69)**	(7)	(7)
Net earnings from discontinued operations attributable to Bristol-Myers Squibb Company	**$ 7,373**	$2,550	$ 869

Note 8 EARNINGS PER SHARE

The computations for basic and diluted earnings per common share (EPS) were as follows:

Amounts in Millions, Except Per Share Data	Year Ended December 31, 2009	2008	2007
Basic EPS Calculation:			
Net Earnings from Continuing Operations Attributable to BMS	$ 3,239	$ 2,697	$ 1,296
Dividends and undistributed earnings attributable to unvested shares	(18)	(13)	(5)
Net Earnings from Continuing Operations Attributable to BMS used for Basic EPS Calculation	3,221	2,684	1,291
Net Earnings from Discontinued Operations Attributable to BMS used for Basic EPS Calculation	7,331	2,537	865
Net Earnings Attributable to BMS used for Basic EPS Calculation	$10,552	$ 5,221	$ 2,156
Basic EPS Attributable to BMS:			
Average Common Shares Outstanding – Basic	1,974	1,977	1,970
Continuing Operations	$ 1.63	$ 1.36	$ 0.65
Discontinued Operations	3.72	1.28	0.44
Net Earnings	$ 5.35	$ 2.64	$ 1.09
Diluted EPS Calculation:			
Net Earnings from Continuing Operations Attributable to BMS	$ 3,239	$ 2,697	$ 1,296
Contingently convertible debt interest expense and dividends and undistributed earnings attributable to unvested shares	(17)	3	(5)
Net Earnings from Continuing Operations Attributable to BMS used for Diluted EPS Calculation	3,222	2,700	1,291
Net Earnings from Discontinued Operations Attributable to BMS used for Diluted EPS Calculation	7,331	2,537	865
Net Earnings Attributable to BMS used for Diluted EPS Calculation	$10,553	$ 5,237	$ 2,156
Diluted EPS Attributable to BMS:			
Average Common Shares Outstanding – Basic	1,974	1,977	1,970
Contingently convertible debt common stock equivalents	1	21	—
Incremental shares outstanding assuming the exercise/vesting of share-based compensation	3	1	7
Average Common Shares Outstanding – Diluted	1,978	1,999	1,977
Continuing Operations	$ 1.63	$ 1.35	$ 0.65
Discontinued Operations	3.71	1.27	0.44
Net Earnings	$ 5.34	$ 2.62	$ 1.09
Net Earnings of Discontinued Operations used for EPS Calculation:			
Net Earnings from Discontinued Operations Attributable to BMS	$ 7,373	$ 2,550	$ 869
Dividends and undistributed earnings attributable to unvested shares	(42)	(13)	(4)
Net Earnings from Discontinued Operations Attributable to BMS used for EPS Calculation	$ 7,331	$ 2,537	$ 865
Anti-dilutive weighted-average equivalent shares:			
Stock incentive plans	117	139	107
Convertible debt	—	—	29
Total anti-dilutive shares	117	139	136

Note 9 OTHER (INCOME)/EXPENSE

Other (income)/expense include:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
Interest expense	**$ 184**	$ 310	$ 422
Interest income	**(54)**	(130)	(241)
Gain on debt buyback and termination of interest rate swap agreements	**(7)**	(57)	—
Auction Rate Securities (ARS) impairment	**—**	305	275
Foreign exchange transaction losses/(gains)	**2**	(78)	11
Gain on sale of product lines, businesses and assets	**(360)**	(159)	(282)
Medarex acquisition	**(10)**	—	—
Net royalty income and amortization of upfront licensing and milestone payments received from alliance partners	**(148)**	(141)	(104)
Pension settlements/curtailments	**43**	8	6
Other	**(31)**	(36)	(10)
Other (income)/expense	**$ (381)**	$ 22	$ 77

Note 10 INCOME TAXES

The components of earnings from continuing operations before income taxes categorized based on the location of the taxing authorities were as follows:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
U.S.	**$ 2,705**	$ 2,248	$ 665
Non-U.S.	**2,897**	2,528	1,858
Total	**$ 5,602**	$ 4,776	$ 2,523

The provision/(benefit) for income taxes attributable to continuing operations consisted of:

Dollars in Millions	Year Ended December 31, 2009	2008	2007
Current:			
U.S.	**$ 410**	$ 282	$ 210
Non-U.S.	**646**	649	579
Total Current	**1,056**	931	789
Deferred:			
U.S.	**222**	88	(261)
Non-U.S.	**(96)**	71	(57)
Total Deferred	**126**	159	(318)
Total Provision	**$1,182**	$1,090	$ 471

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was:

Dollars in Millions	% of Earnings Before Income Taxes 2009		2008		2007	
Earnings from continuing operations before income taxes	**$ 5,602**		$ 4,776		$ 2,523	
U.S. statutory rate	**1,961**	**35.0%**	1,671	35.0%	883	35.0%
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	**(598)**	**(10.7)%**	(586)	(12.3)%	(492)	(19.5)%
State and local taxes (net of valuation allowance)	**14**	**0.3%**	1	0.0%	10	0.4%
U.S. Federal, state and foreign contingent tax matters	**(64)**	**(1.1)%**	(40)	(0.8)%	(60)	(2.4)%
Acquired in-process research and development expense	**—**	**—**	11	0.2%	81	3.2%
U.S. Federal research and development tax credit	**(81)**	**(1.4)%**	(84)	(1.8)%	(98)	(3.9)%
Impairment of financial instruments	**—**	**—**	51	1.1%	96	3.8%
Foreign and other	**(50)**	**(1.0)%**	66	1.4%	51	2.1%
	$ 1,182	**21.1%**	$ 1,090	22.8%	$ 471	18.7%

The decrease in the 2009 effective tax rate from 2008 was primarily due to the unfavorable 2008 tax impact related to IPRD and ARS impairment charges and to a lesser extent, a higher benefit in 2009 related to certain contingent matters.

The increase in the 2008 effective tax rate from 2007 was primarily due to higher pre-tax income in the U.S., including the gain on the sale of ImClone shares, and earnings mix in high tax jurisdictions in 2008. Partially offsetting these factors were lower nondeductible charges in 2008 for IPRD and lower ARS impairment charges with little or no tax benefit. The tax rate in 2008 was favorably impacted by a benefit of $91 million of tax related to the final settlement of the 2002-2003 audit with the Internal Revenue Service.

The 2007 tax rate was unfavorably impacted by the impairment on the investment in certain ARS with little tax benefit and the nondeductible write-off of IPRD related to the acquisition of Adnexus Therapeutics, Inc. (Adnexus), partially offset by a tax benefit of $105 million in the first quarter of 2007 due to the favorable resolution of certain tax matters with the Internal Revenue Service related to the deductibility of litigation settlement expenses and U.S. foreign tax credits claimed.

Deferred Taxes and Valuation Allowance

The components of current and non-current deferred income tax assets/(liabilities) were as follows:

	December 31,	
Dollars in Millions	2009	2008
Acquired intangible assets	**$ (248)**	$ 409
Intercompany profit and other inventory items	**263**	213
U.S. Federal foreign tax credit carryforwards	**278**	451
Deferred income	**366**	272
U.S. Federal research and development tax credit carryforwards	**266**	271
U.S. Federal net operating loss carryforwards	**253**	49
State net operating loss and credit carryforwards	**324**	319
Foreign net operating loss carryforwards	**1,476**	1,419
Other foreign deferred tax assets	**159**	97
Pension and postretirement benefits	**582**	768
Depreciation	**(56)**	(121)
Share-based compensation	**110**	96
Repatriation of foreign earnings	**(25)**	(5)
Legal settlements	**10**	22
Tax deductible goodwill	**(580)**	(508)
Milestone payments and license fees	**597**	444
Other	**224**	377
	3,999	4,573
Valuation allowance	**(1,791)**	(1,795)
Deferred tax assets	**$ 2,208**	$ 2,778
Recognized as:		
Deferred income taxes – current	**$ 611**	$ 703
Deferred income taxes – non-current	**1,636**	2,137
U.S. and foreign income taxes payable	**(8)**	(3)
Other liabilities – non-current	**(31)**	(59)
Total	**$ 2,208**	$ 2,778

A valuation allowance against deferred tax assets is established when it is not more likely than not that the deferred tax assets will be realized. At December 31, 2009, a valuation allowance of $1,791 million was established for the following items: $1,420 million for foreign net operating loss and tax credit carryforwards, $357 million for state deferred tax assets including net operating loss and tax credit carryforwards, $8 million for U.S. Federal net operating loss carryforwards, and $6 million related to impaired financial instruments.

The net operating loss carryforward was acquired as a result of the acquisitions of Medarex, Kosan Biosciences, Inc. (Kosan) and Adnexus and is subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforward expires in varying amounts beginning in 2020. The foreign tax credit and research and development tax credit carryforwards expire in varying amounts beginning in 2014. The realization of the foreign tax credit and research and development tax credit carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that these deferred tax assets will be realized.

Income tax payments were $885 million in 2009, $636 million in 2008 and $994 million in 2007. The 2008 income tax payments are net of a $432 million cash refund related to a foreign tax credit carryback claim to 2000 and 2001. The current tax benefit realized upon the exercise of stock options is credited to capital in excess of par value of stock and was $5 million in 2009 and 2007.

At December 31, 2009, taxes have not been provided on approximately $16.5 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings have been invested or are expected to be permanently invested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are determined to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided. President Obama's Administration has proposed reforms to the international tax laws that if adopted may increase taxes and reduce the results of operations and cash flows.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result, a significant number of tax returns are filed and subject to examination by various Federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported and may require several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

The uncertain income tax positions standard was adopted on January 1, 2007, resulting in the recognition of $27 million of previously unrecognized tax benefits which were accounted for as an increase to the opening balance of retained earnings. The standard requires the following expanded disclosure at the end of each annual reporting period including a tabular reconciliation of unrecognized tax benefits and certain information regarding interest and penalty amounts reflected as part of the uncertain tax positions.

Dollars in Millions	Unrecognized Federal, State and Foreign Tax Benefits	Interest	Penalties	Unrecognized Income Tax Benefits, Including Interest and Penalties	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Including Interest and Penalties, Net of Deferred Income Tax Benefits
Total uncertain tax positions that, if recognized, would impact the effective tax rate at January 1, 2007	$ 898	$ 72	$ 22	$ 992	$ (56)	$ 936
Add tax attributable to deferred tax items at January 1, 2007	242	—	—	242	—	242
Balance, gross uncertain tax positions, at January 1, 2007	1,140	72	22	1,234	(56)	1,178
Gross additions to tax positions related to current year	208	—	1	209	(3)	206
Gross reductions to tax positions related to current year	(4)	—	—	(4)	—	(4)
Gross additions to tax positions related to prior years	193	79	6	278	(27)	251
Gross reductions to tax positions related to prior years	(253)	(20)	(1)	(274)	17	(257)
Settlements	(240)	(54)	(3)	(297)	10	(287)
Reductions to tax positions related to lapse of statute	(1)	—	(1)	(2)	—	(2)
Cumulative translation adjustment	15	4	3	22	—	22
Balance, gross uncertain tax positions, at December 31, 2007	1,058	81	27	1,166	(59)	1,107
Less tax attributable to deferred tax items at December 31, 2007	(264)	—	—	(264)	—	(264)
Total uncertain tax positions that, if recognized, would impact the effective tax rate at December 31, 2007	$ 794	$ 81	$ 27	$ 902	$ (59)	$ 843
Total uncertain tax positions that, if recognized, would impact the effective tax rate at January 1, 2008	$ 794	$ 81	$ 27	$ 902	$ (59)	$ 843
Add tax attributable to deferred tax items at January 1, 2008	264	—	—	264	—	264
Balance, gross uncertain tax positions, at January 1, 2008	1,058	81	27	1,166	(59)	1,107
Gross additions to tax positions related to current year	67	—	—	67	(1)	66
Gross reductions to tax positions related to current year	(28)	—	—	(28)	—	(28)
Gross additions to tax positions related to prior years	238	48	5	291	(55)	236
Gross reductions to tax positions related to prior years	(131)	(13)	(5)	(149)	27	(122)
Settlements	(17)	(6)	(1)	(24)	5	(19)
Reductions to tax positions related to lapse of statute	(378)	(41)	(4)	(423)	22	(401)
Cumulative translation adjustment	(18)	(5)	(2)	(25)	—	(25)
Balance, gross uncertain tax positions, at December 31, 2008	791	64	20	875	(61)	814
Less tax attributable to deferred tax items at December 31, 2008	(116)	—	—	(116)	—	(116)
Total uncertain tax positions that, if recognized, would impact the effective tax rate at December 31, 2008	$ 675	$ 64	$ 20	$ 759	$ (61)	$ 698
Total uncertain tax positions that, if recognized, would impact the effective tax rate at January 1, 2009	$ 675	$ 64	$ 20	$ 759	$ (61)	$ 698
Add tax attributable to deferred tax items at January 1, 2009	116	—	—	116	—	116
Balance, gross uncertain tax positions, at January 1, 2009	791	64	20	875	(61)	814
Gross additions to tax positions related to current year	335	—	1	336	(4)	332
Gross reductions to tax positions related to current year	(11)	—	—	(11)	—	(11)
Gross additions to tax positions related to prior years	97	25	15	137	(16)	121
Gross reductions to tax positions related to prior years	(180)	(23)	(14)	(217)	29	(188)
Settlements	(37)	(8)	(2)	(47)	6	(41)
Reductions to tax positions related to lapse of statute	(29)	(19)	(2)	(50)	14	(36)
Cumulative translation adjustment	2	—	1	3	—	3
Balance, gross uncertain tax positions, at December 31, 2009	968	39	19	1,026	(32)	994
Less tax attributable to deferred tax items at December 31, 2009	(4)	—	—	(4)	—	(4)
Total uncertain tax positions that, if recognized, would impact the effective tax rate at December 31, 2009	$ 964	$ 39	$ 19	$ 1,022	$ (32)	$ 990

Uncertain tax benefits at December 31, 2009 reduce deferred tax assets to the extent the uncertainty directly related to that asset; otherwise, they are recognized as either current or non-current income taxes payable.

The balance of unrecognized tax benefits includes $116 million of uncertain tax positions at January 1, 2009 and $4 million at December 31, 2009, for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, if applicable, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority or utilization of tax attributes to an earlier period. The unrecognized tax benefits that, if recognized, would impact the effective tax rate were $675 million at January 1, 2009 and $964 million at December 31, 2009.

Gross additions to tax positions related to the current year include $287 million in tax reserves related to both the transfer of various international units to Mead Johnson prior to its IPO and the split-off transaction which is recognized in discontinued operations. Gross reductions to tax positions related to prior years for 2009 include $10 million in liabilities related to Mead Johnson.

Interest and penalties related to unrecognized tax benefits are classified as income tax expense.

The Company is currently under examination by a number of tax authorities, including all of the major tax jurisdictions listed in the table below, which have proposed adjustments to tax for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. The Company estimates that it is reasonably possible that the total amount of unrecognized tax benefits at December 31, 2009 will decrease in the range of approximately $65 million to $95 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits, primarily settlement related, will involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. The Company also anticipates that it is reasonably possible that new issues will be raised by tax authorities which may require increases to the balance of unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. The Company believes that it has adequately provided for all open tax years by tax jurisdiction.

Income tax returns are filed in the U.S. Federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities. The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that will likely be audited:

U.S.	2004 to 2009
Canada	2001 to 2009
France	2006 to 2009
Germany	1999 to 2009
Italy	2004 to 2009
Mexico	2003 to 2009

On January 26, 2010 the IRS announced a proposal that, if effective, would require many companies to disclose uncertain tax provisions in their annual income tax return filings. As proposed, the requirement would apply to certain business taxpayers who have a financial statement prepared. A schedule or form would be included in the applicable tax returns annually.

As a result of the split-off, Mead Johnson will be filed as part of the Company's U.S. consolidated income tax return and various state combined tax returns through the split-off date. During 2009, the Company entered into a tax sharing agreement with Mead Johnson. Payments made under the tax sharing agreement represent either Mead Johnson's share of the tax liability or reimbursement for utilization of certain tax attributes. The Company has agreed to indemnify Mead Johnson for any outstanding tax liabilities or audit exposures (such as, income, sales and use, or property taxes) that existed for periods prior to the IPO.

Note 11 FAIR VALUE MEASUREMENT

The fair value of financial assets and liabilities are classified in one of the following categories:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

	December 31, 2009				December 31, 2008			
Dollars in Millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Available for Sale:								
U.S. Government Agency Securities	$ 225	$ —	$ —	$ 225	$ 180	$ —	$ —	$ 180
Equity Securities	11	—	—	11	21	—	—	21
Prime Money Market Funds	—	5,807	—	5,807	—	—	—	—
Corporate Debt Securities	—	837	—	837	—	—	—	—
Commercial Paper	—	518	—	518	—	—	—	—
FDIC Insured Debt Securities	—	252	—	252	—	—	—	—
U.S. Treasury Money Market Funds	—	218	—	218	—	7,049	—	7,049
U.S. Government Agency Money Market Funds	—	24	—	24	—	—	—	—
Floating Rate Securities (FRS)	—	—	91	91	—	—	203	203
Auction Rate Securities	—	—	88	88	—	—	94	94
Total available for sale assets	236	7,656	179	8,071	201	7,049	297	7,547
Derivatives:								
Interest Rate Swap Derivatives	—	165	—	165	—	647	—	647
Foreign Currency Forward Derivatives	—	21	—	21	—	90	—	90
Total derivative assets	—	186	—	186	—	737	—	737
Total assets at fair value	$ 236	$7,842	$ 179	$ 8,257	$ 201	$ 7,786	$ 297	$ 8,284
Derivatives:								
Foreign Currency Forward Derivatives	$ —	$ 31	$ —	$ 31	$ —	$ 45	$ —	$ 45
Interest Rate Swap Derivatives	—	5	—	5	—	—	—	—
Natural Gas Contracts	—	1	—	1	—	7	—	7
Total derivative liabilities	—	37	—	37	—	52	—	52
Total liabilities at fair value	$ —	$ 37	$ —	$ 37	$ —	$ 52	$ —	$ 52

A majority of the ARS were rated 'A' by Standard and Poor's, and primarily represent interests in insurance securitizations. Valuation models are utilized that rely exclusively on Level 3 inputs due to the lack of observable market quotes for the ARS portfolio. These inputs are based on expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The fair value of ARS was determined using internally developed valuations that were based in part on indicative bids received on the underlying assets of the securities and other evidence of fair value. These investments are expected to be sold before recovery of their amortized cost basis and any further decline in fair value will be considered other-than-temporary.

FRS are long-term debt securities with coupons that reset periodically against a benchmark interest rate. During 2009, $141 million of principal at par for FRS was received. There were no known reported defaults of the FRS. The underlying assets of the FRS primarily consist of consumer loans, auto loans, collateralized loan obligations, monoline securities, asset-backed securities and corporate bonds and loans. Due to the current lack of an active market for FRS and the general lack of transparency into their underlying assets, other qualitative analysis are relied upon to value FRS including discussion with brokers and fund managers, default risk underlying the security and overall capital market liquidity (Level 3 inputs). Declines in fair value are reported as a temporary loss in other comprehensive income because there are no intentions to sell these investments nor is it more likely than not that these investments will be required to be sold before recovery of their amortized cost basis.

For financial assets and liabilities that utilize Level 1 and Level 2 inputs, both direct and indirect observable price quotes are utilized, including LIBOR and EURIBOR yield curves, foreign exchange forward prices, NYMEX futures pricing and common stock price quotes. Below is a summary of valuation techniques for Level 1 and Level 2 financial assets and liabilities:

- **U.S. Government Agency Securities and U.S. Government Agency Money Market Funds** – valued at the quoted market price from observable pricing sources at the reporting date.
- **Equity Securities** – valued using quoted stock prices from New York Stock Exchange or National Association of Securities Dealers Automated Quotation System at the reporting date.
- **Prime Money Market Funds** – net asset value of $1 per share.
- **Corporate Debt Securities and Commercial Paper** – valued at the quoted market price from observable pricing sources at the reporting date.
- **FDIC Insured Debt Securities** – valued at the quoted market price from observable pricing sources at the reporting date.
- **U.S. Treasury Money Market Funds** – valued at the quoted market price from observable pricing sources at the reporting date.
- **Foreign currency forward derivative assets and liabilities** – valued using quoted forward foreign exchange prices at the reporting date. Counterparties to these contracts are highly-rated financial institutions, none of which experienced any significant downgrades during 2009. Valuations may fluctuate considerably from period-to-period due to volatility in the underlying foreign currencies. Short-term maturities of the foreign currency forward derivatives are 17 months or less, therefore, counterparty credit risk is not significant.
- **Interest rate swap derivative assets and liabilities** – valued using LIBOR and EURIBOR yield curves, less credit valuation adjustments, at the reporting date. Counterparties to these contracts are highly-rated financial institutions, none of which experienced any significant downgrades during 2009. Valuations may fluctuate considerably from period-to-period due to volatility in underlying interest rates, driven by market conditions and the duration of the swap. In addition, credit valuation adjustment volatility may have a significant impact on the valuation of interest rate swaps due to changes in counterparty credit ratings and credit default swap spreads.

Note 12 CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash and cash equivalents were $7,683 million at December 31, 2009 and $7,976 million at December 31, 2008 and consisted of prime money market funds, government agency securities and treasury securities. Cash equivalents primarily consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

The following table summarizes current and non-current marketable securities, accounted for as "available for sale" debt securities and equity securities:

	December 31, 2009				December 31, 2008			
Dollars in Millions	Cost	Fair Value	Carrying Value	Unrealized (Loss)/Gain in Accumulated OCI	Cost	Fair Value	Carrying Value	Unrealized (Loss)/Gain in Accumulated OCI
Current marketable securities:								
Certificates of deposit	$ 501	$ 501	$ 501	$ —	$ —	$ —	$ —	$ —
Commercial Paper	205	205	205	—	—	—	—	—
U.S. government agency securities	125	125	125	—	—	—	—	—
U.S. Treasury Bills	—	—	—	—	179	180	180	1
Floating rate securities	—	—	—	—	115	109	109	(6)
Total current	$ 831	$ 831	$ 831	$ —	$ 294	$ 289	$ 289	$ (5)
Non-current marketable securities:								
Corporate debt securities	$ 836	$ 837	$ 837	$ 3	$ —	$ —	$ —	$ —
FDIC insured debt securities	252	252	252	—	—	—	—	—
U.S. government agency securities	100	100	100	—	—	—	—	—
Auction rate securities	114	88	88	8	169	94	94	—
Floating rate securities[1]	113	91	91	(22)	139	94	94	(45)
Other	1	1	1	—	—	—	—	—
Total non-current	$ 1,416	$ 1,369	$ 1,369	$ (11)	$ 308	$ 188	$ 188	$ (45)
Other assets:								
Equity securities	$ 11	$ 11	$ 11	$ —	$ 31	$ 21	$ 21	$ (10)

(1) All FRS have been in an unrealized loss position for 12 months or more at December 31, 2009.

The following table summarizes the activity for financial assets utilizing Level 3 fair value measurements:

	2009				2008			
	Current	Non-current			Current	Non-current		
Dollars in Millions	FRS	FRS	ARS	Total	FRS	FRS	ARS	Total
Fair value at January 1	$ 109	$ 94	$ 94	$ 297	$ 337	$ —	$ 419	$ 756
Sales and settlements	(115)	(26)	(14)	(155)	(106)	(2)	(118)	(226)
Transfers between current and non-current	—	—	—	—	(104)	104	—	—
Realized losses	—	—	—	—	—	—	(324)	(324)
Unrealized gains/(losses)	6	23	8	37	(18)	(8)	117	91
Fair value at December 31	$ —	$ 91	$ 88	$ 179	$ 109	$ 94	$ 94	$ 297

The contractual maturities of "available for sale" debt securities at December 31, 2009 were as follows:

Dollars in Millions	Within 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
Available for sale:					
Certificates of deposit	$ 501	$ —	$ —	$ —	$ 501
Commercial Paper	205	—	—	—	205
U.S. government agency securities	125	100	—	—	225
Corporate debt securities	—	837	—	—	837
FDIC insured debt securities	—	252	—	—	252
Floating rate securities	—	91	—	—	91
Auction rate securities	—	—	—	88	88
Other	—	1	—	—	1
Total available for sale	$ 831	$ 1,281	$ —	$ 88	$ 2,200

Note 13 RECEIVABLES

Receivables include:

Dollars in Millions	December 31, 2009	2008
Trade receivables	**$ 2,000**	$ 2,545
Less allowances	**103**	128
Net trade receivables	**1,897**	2,417
Alliance partners receivables	**870**	804
Income tax refund claims	**103**	64
Miscellaneous receivables	**294**	359
Receivables	**$ 3,164**	$ 3,644

Receivables are netted with deferred income related to alliance partners until recognition of income. As a result, alliance partner receivables and deferred income were reduced by $730 million and $566 million at December 31, 2009 and 2008, respectively. For additional information regarding alliance partners, see Note 2 "Alliances and Collaborations." Non-U.S. receivables sold on a nonrecourse basis were $660 million and $350 million in 2009 and 2008, respectively. In the aggregate, receivables due from three pharmaceutical wholesalers in the U.S. represented 47% and 35% of total trade receivables at December 31, 2009 and 2008, respectively.

Note 14 INVENTORIES

Inventories include:

Dollars in Millions	December 31, 2009	2008
Finished goods	**$ 580**	$ 707
Work in process	**630**	738
Raw and packaging materials	**203**	320
Inventories	**$ 1,413**	$ 1,765

Inventories expected to remain on-hand beyond one year were $249 million and $185 million at December 31, 2009 and 2008, respectively, and included in non-current other assets. These amounts include capitalized costs related to production of products for programs in Phase III development subject to final U.S. Food and Drug Administration approval of $49 million and $47 million at December 31, 2009 and 2008, respectively. The probability of future sales, as well as the status of the regulatory approval process, are considered in assessing the recoverability of these costs.

Note 15 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes:

Dollars in Millions	December 31, 2009	2008
Land	**$ 142**	$ 149
Buildings	**4,350**	4,506
Machinery, equipment and fixtures	**3,563**	4,007
Construction in progress	**840**	787
Gross property, plant and equipment	**8,895**	9,449
Less accumulated depreciation	**3,840**	4,044
Property, plant and equipment	**$ 5,055**	$ 5,405

Depreciation expense was $469 million in 2009, $562 million in 2008 and $542 million in 2007, of which $51 million in 2009, $50 million in 2008 and $69 million in 2007 was included in discontinued operations. Capitalized interest was $13 million in 2009, $23 million in 2008 and $27 million in 2007.

Note 16 GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment were as follows:

Dollars in Millions	BioPharmaceuticals	Other	Total
Balance at January 1, 2008	$ 4,599	$ 399	$ 4,998
Kosan acquisition	127	—	127
Adnexus purchase price allocation adjustment	(7)	—	(7)
Sale of Medical Imaging	—	(2)	(2)
Sale of ConvaTec	—	(280)	(280)
Sale of mature brand business in Egypt	(9)	—	(9)
Balance at December 31, 2008	4,710	117	4,827
Medarex acquisition	508	—	508
Mead Johnson split-off	—	(117)	(117)
Balance at December 31, 2009	$ 5,218	$ —	$ 5,218

Other intangible assets include:

		December 31, 2009			December 31, 2008		
Dollars in Millions	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents/Trademarks	9 – 13 years	$ 137	$ 95	$ 42	$ 156	$ 103	$ 53
Licenses	2 – 15 years	963	299	664	650	250	400
Technology	9 – 15 years	1,227	810	417	1,107	704	403
Capitalized software	3 – 10 years	1,037	770	267	1,040	745	295
		3,364	1,974	1,390	2,953	1,802	1,151
In-process research and development (Note 5)		1,475	—	1,475	—	—	—
Total other intangible assets		$ 4,839	$ 1,974	$ 2,865	$ 2,953	$ 1,802	$ 1,151

Changes in other intangible assets were as follows:

Dollars in Millions	2009	2008	2007
Other intangible assets carrying amount at January 1	**$ 1,151**	$ 1,330	$ 1,852
Capitalized software and other additions	**96**	138	74
Medarex acquisition	**1,910**	—	—
Adnexus acquisition	**—**	—	27
Mead Johnson split-off	**(50)**	—	—
Sale of ConvaTec	**—**	(21)	—
Medical Imaging – assets held for sale	**—**	—	(273)
Amortization	**(238)**	(254)	(350)
Impairment charges	**—**	(40)	—
Other	**(4)**	(2)	—
Other intangible assets carrying amount at December 31	**$ 2,865**	$ 1,151	$ 1,330

Amortization expense included in discontinued operations was $9 million in 2009, $12 million in 2008 and $79 million in 2007.

Expected future amortization expense of the December 31, 2009 finite-lived other intangible assets is $258 million in 2010, $250 million in 2011, $215 million in 2012, $134 million in 2013, $117 million in 2014 and $416 million thereafter.

Note 17 ACCRUED EXPENSES

Accrued expenses include:

	December 31,	
Dollars in Millions	2009	2008
Employee compensation and benefits	**$ 659**	$ 784
Royalties	**570**	515
Accrued research and development	**473**	466
Restructuring—current	**142**	158
Pension and postretirement benefits	**43**	90
Accrued litigation	**39**	38
Other	**859**	923
Total accrued expenses	**$ 2,785**	$ 2,974

Note 18 EQUITY

Changes in common shares, treasury stock and capital in excess of par value of stock were as follows:

Dollars and Shares in Millions	Common Shares Issued	Treasury Stock	Cost of Treasury Stock	Capital in Excess of Par Value of Stock
Balance at January 1, 2007	2,205	238	$ (10,927)	$ 2,498
Employee stock compensation plans	—	(12)	343	127
Balance at December 31, 2007	2,205	226	(10,584)	2,625
Employee stock compensation plans	—	—	18	132
Balance at December 31, 2008	2,205	226	(10,566)	2,757
Mead Johnson IPO	—	—	—	942
Adjustments to the Mead Johnson net asset transfer	—	—	—	(7)
Mead Johnson split-off	—	269	(6,921)	—
Employee stock compensation plans	—	(4)	123	76
Balance at December 31, 2009	2,205	491	$ (17,364)	$ 3,768

The accumulated balances related to each component of other comprehensive income/(loss) (OCI), net of taxes, were as follows:

Dollars in Millions	Foreign Currency Translation	Derivatives Qualifying as Effective Hedges	Pension and Other Postretirement Benefits	Available for Sale Securities	Accumulated Other Comprehensive Income/(Loss)
Balance at January 1, 2007	$ (424)	$ (23)	$ (1,211)	$ 13	$ (1,645)
Other comprehensive income/(loss)	99	(14)	238	(139)	184
Balance at December 31, 2007	(325)	(37)	(973)	(126)	(1,461)
Other comprehensive income/(loss)	(99)	51	(1,285)	75	(1,258)
Balance at December 31, 2008	(424)	14	(2,258)	(51)	(2,719)
Other comprehensive income/(loss)	81	(44)	100	41	178
Balance at December 31, 2009	$ (343)	$ (30)	$ (2,158)	$ (10)	$ (2,541)

The reconciliation of noncontrolling interest was as follows:

Dollars in Millions	**2009**	2008	2007
Balance at January 1	**$ (33)**	$ (27)	$ 50
Mead Johnson IPO	**(160)**	—	—
Adjustments to the Mead Johnson net asset transfer	**7**	—	—
Mead Johnson split-off	**105**	—	—
Net earnings attributable to noncontrolling interest	**1,808**	1,468	1,132
Other comprehensive income attributable to noncontrolling interest	**10**	—	—
Distributions	**(1,795)**	(1,474)	(1,209)
Balance at December 31	**$ (58)**	$ (33)	$ (27)

Noncontrolling interest is primarily related to the partnerships with sanofi for the territory covering the Americas for net sales of Plavix. Net earnings attributable to noncontrolling interest are presented net of taxes of $589 million in 2009, $472 million in 2008 and $369 million in 2007, in the consolidated statements of earnings with a corresponding increase to the provision for income taxes. Distribution of the partnership profits to sanofi and sanofi's funding of ongoing partnership operations occur on a routine basis and are included within operating activities in the consolidated statements of cash flows. The above activity includes the pre-tax income and distributions related to these partnerships. Net earnings from noncontrolling interest included in discontinued operations was $69 million in 2009, and $7 million in 2008 and 2007.

Treasury stock is recognized at the cost to reacquire the shares. Treasury shares acquired from the Mead Johnson split-off were recognized at the fair value of the stock as of the split-off date. Shares issued from treasury are recognized utilizing the first-in first-out method.

Note 19 PENSION, POSTRETIREMENT AND POSTEMPLOYMENT LIABILITIES

The Company and certain of its subsidiaries have defined benefit pension plans, defined contribution plans and termination indemnity plans for regular full-time employees. The principal pension plan is the Bristol-Myers Squibb Retirement Income Plan in the U.S. which represents approximately 70% of the consolidated pension plan assets and obligations. The funding policy is to contribute amounts to provide for current service and to fund past service liability. Plan benefits are based primarily on the participant's years of credited service and compensation. Plan assets consist principally of equity and fixed-income securities.

Comprehensive medical and group life benefits are provided for substantially all U.S. retirees who elect to participate in comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the U.S.

The net periodic benefit cost of defined benefit pension and postretirement benefit plans includes:

	Pension Benefits			Other Benefits		
Dollars in Millions	**2009**	2008	2007	**2009**	2008	2007
Service cost — benefits earned during the year	**$ 178**	$ 227	$ 249	**$ 6**	$ 7	$ 8
Interest cost on projected benefit obligation	**381**	389	352	**37**	38	36
Expected return on plan assets	**(453)**	(469)	(442)	**(19)**	(28)	(25)
Amortization of prior service cost/(benefit)	**4**	10	11	**(3)**	(3)	(3)
Amortization of net actuarial loss	**94**	98	140	**10**	5	6
Net periodic benefit cost	**204**	255	310	**31**	19	22
Curtailments	**24**	1	—	**—**	(2)	—
Settlements	**29**	36	—	**—**	—	—
Special termination benefits	**—**	14	3	**—**	2	1
Total net periodic benefit cost	**$ 257**	$ 306	$ 313	**$ 31**	$ 19	$ 23
Continuing operations	**$ 242**	$ 256	$ 259	**$ 28**	$ 17	$ 20
Discontinued operations	**15**	50	54	**3**	2	3
Total net periodic benefit cost	**$ 257**	$ 306	$ 313	**$ 31**	$ 19	$ 23

The U.S. Retirement Income Plan and several other plans were amended during June 2009. The amendments eliminate the crediting of future benefits relating to service effective December 31, 2009. Salary increases will continue to be considered for an additional five-year period in determining the benefit obligation related to prior service. The plan amendments were accounted for as a curtailment. As a result, the applicable plan assets and obligations were remeasured. The remeasurement resulted in a $455 million reduction to accumulated OCI ($295 million net of taxes) and a corresponding decrease to the unfunded status of the plan due to the curtailment, updated plan asset valuations and a change in the discount rate from 7.0% to 7.5%. A curtailment charge of $25 million was also recognized in other (income)/expense during the second quarter of 2009 for the remaining amount of unrecognized prior service cost. In addition, all participants were reclassified as inactive for benefit plan purposes and actuarial gains and losses will be amortized over the expected weighted-average remaining lives of plan participants (32 years).

In connection with the plan amendment, contributions to principal defined contribution plans in the U.S. and Puerto Rico are expected to increase effective January 1, 2010. The net impact of the above actions is expected to reduce the future retiree benefit costs, although future costs will continue to be subject to market conditions and other factors including actual and expected plan asset performance, interest rate fluctuations and lump-sum benefit payments.

The U.S. Retirement Income Plan and several other plans were remeasured upon the transfer of certain plan assets and related obligations to new Mead Johnson plans for active Mead Johnson participants in February 2009. The remeasurement resulted in a $170 million reduction to accumulated OCI ($110 million net of taxes) in the first quarter of 2009 and a corresponding decrease to the unfunded status of the plan due to updated plan asset valuations and a change in the discount rate from 6.5% to 7.0%.

The net actuarial loss and prior service cost expected to be amortized from accumulated OCI into net periodic benefit cost in 2010 are:

Dollars in Millions	Pension Benefits	Other Benefits
Amortization of net actuarial loss	$ 95	$ 10
Amortization of prior service cost/(benefit)	1	(3)
	$ 96	$ 7

Changes in defined benefit and postretirement benefit plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

	Pension Benefits		Other Benefits	
Dollars in Millions	2009	2008	2009	2008
Benefit obligations at beginning of year	$ 6,068	$ 6,184	$ 569	$ 646
Service cost—benefits earned during the year	178	227	6	8
Interest cost	381	389	37	38
Plan participants' contributions	3	5	25	22
Curtailments and settlements	(214)	(124)	—	(3)
Actuarial losses/(gains)	685	189	40	(62)
Transfer to Mead Johnson	(310)	—	(21)	—
Retiree Drug Subsidy	—	—	7	10
Benefits paid	(491)	(622)	(87)	(87)
Special termination benefits	—	13	—	2
Exchange rate losses/(gains)	86	(193)	3	(5)
Benefit obligations at end of year	$ 6,386	$ 6,068	$ 579	$ 569
Fair value of plan assets at beginning of year	$ 4,152	$ 6,019	$ 230	$ 320
Actual return on plan assets	848	(1,451)	48	(91)
Employer contributions	789	426	55	56
Plan participants' contributions	3	5	25	22
Settlements	(61)	(63)	—	—
Transfer to Mead Johnson	(209)	—	—	—
Retiree Drug Subsidy	—	—	7	10
Benefits paid	(491)	(622)	(87)	(87)
Exchange rate losses/(gains)	72	(162)	—	—
Fair value of plan assets at end of year	$ 5,103	$ 4,152	$ 278	$ 230
Funded status	$ (1,283)	$ (1,916)	$ (301)	$ (339)
Assets/Liabilities recognized:				
Other assets	$ 23	$ 26	$ —	$ —
Accrued expenses	(30)	(33)	(13)	(57)
Pension and other postretirement liabilities (accrued benefit cost)	(1,276)	(1,909)	(288)	(282)
Funded status	$ (1,283)	$ (1,916)	$ (301)	$ (339)
Recognized in accumulated other comprehensive loss:				
Net actuarial loss	$ 3,115	$ 3,248	$ 157	$ 169
Net obligation at adoption	1	2	—	—
Prior service cost/(benefit)	3	32	(12)	(16)
Total	$ 3,119	$ 3,282	$ 145	$ 153

The above table includes activity related to Mead Johnson pension and postretirement plans. As part of the separation activities, certain defined benefit pension and postretirement plan assets and liabilities were transferred to Mead Johnson defined benefit pension and postretirement plans. The related plan assets and liabilities for transferring participants were allocated based on assumptions as set forth in an employee matters agreement.

The reduction in accumulated postretirement benefit obligation for the impact of the Medicare Prescription Drug Improvement and Modernization Act of 2003 was $86 million in 2009, $96 million in 2008 and $98 million in 2007.

The accumulated benefit obligation for all defined benefit pension plans was $5,908 million and $5,418 million at December 31, 2009 and 2008, respectively.

Additional information related to pension plans was as follows:

Dollars in Millions	2009	2008
Pension plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	**$ 6,269**	$ 5,865
Fair value of plan assets	**4,963**	3,923
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	**$ 5,605**	$ 5,179
Fair value of plan assets	**4,756**	3,869

Actuarial Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Benefits	
	2009	2008	2009	2008
Discount rate	**5.62%**	6.33%	**5.53%**	7.00%
Rate of compensation increase	**3.61%**	3.63%	**3.50%**	3.55%

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits			Other Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate	**6.89%**	6.47%	5.74%	**7.03%**	6.46%	5.73%
Expected long-term return on plan assets	**8.24%**	8.29%	8.30%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**3.58%**	3.70%	3.63%	**3.49%**	3.60%	3.60%

The yield on high quality corporate bonds that matches the duration of the benefit obligations is used in determining the discount rate. The Citigroup Pension Discount curve is used in developing the discount rate for the U.S. plans.

Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class. Historical long-term actual annualized returns for U.S. pension plans were as follows:

	2009	2008	2007
10 years	**3.6%**	3.4%	8.2%
15 years	**8.4%**	7.1%	10.4%
20 years	**8.4%**	8.3%	10.6%

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value exceeds the fair value of plan assets by $222 million and $1.1 billion at December 31, 2009 and 2008, respectively. The change was primarily driven by asset gains in 2009 offset by the additional recognition of significant losses incurred on plan assets in 2008. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a three-year period.

Gains and losses have resulted from changes in actuarial assumptions (such as changes in the discount rate) and from differences between assumed and actual experience (such as differences between actual and assumed returns on plan assets). These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation for each respective plan. As a result, approximately $900 million related to pension benefits is not expected to be amortized during 2010. The majority of the remaining actuarial losses are amortized over the life expectancy of the plans' participants for U.S. plans and expected remaining service periods for most other plans.

Assumed healthcare cost trend rates at December 31 were as follows:

	2009	2008	2007
Healthcare cost trend rate assumed for next year	**8.38%**	8.91%	9.37%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.51%**	4.52%	4.49%
Year that the rate reaches the ultimate trend rate	**2018**	2017	2018

Assumed healthcare cost trend rates have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

Dollars in Millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 3	$ (1)
Effect on postretirement benefit obligation	27	(21)

Plan Assets

The fair value of pension and postretirement plan assets by asset category at December 31, 2009 was as follows:

Dollars in Millions	Level 1	Level 2	Level 3	Total
Equity Securities	$ 1,724	$ 1,516	$ 8	$ 3,248
Fixed Income Securities	139	322	—	461
U.S. Treasury Bills	113	—	—	113
U.S. Government Agency Securities	18	—	—	18
Government Backed and Index Linked Government Securities	—	304	—	304
Corporate Debt	—	294	18	312
Short-Term Investments	—	219	—	219
Mortgage and Asset Backed Securities	—	90	19	109
Hedge Funds	—	63	—	63
Real Estate	—	8	8	16
Venture Capital and Limited Partnerships	—	—	391	391
Insurance Contracts	—	—	141	141
Cash and Cash Equivalents	(14)	—	—	(14)
Total plan assets at fair value	$ 1,980	$ 2,816	$ 585	$ 5,381

Equity Securities – Securities classified as Level 1 include publicly traded equities traded on a national securities exchange which are valued at their last reported sales price at the reporting date, and if there was not a sale that day, the last reported bid price. Publicly traded equities traded in the over-the-counter market are valued at the last reported bid price at the reporting date. Securities classified as Level 2 are either valued upon offers to trade from brokers or dealers, or are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments. Level 3 equity securities are valued at estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value.

Fixed Income Securities – Securities classified as Level 1 are valued at the quoted market price from observable pricing sources at the reporting date. Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yield and credit ratings.

U.S. Treasury Bills – Securities classified as Level 1 are valued at the quoted market price from observable pricing sources at the reporting date.

U.S. Government Agency Securities – Securities classified as Level 1 are valued at the quoted market price from observable pricing sources at the reporting date.

Government Backed and Index Linked Government Securities – Securities classified as Level 2 are valued at the quoted market price from broker or dealer quotations from transparent pricing sources as the reporting date.

Corporate Debt – Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings. Securities classified as Level 3 are valued from estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other data including counterparty credit quality, default risk, discount rates and the overall capital market liquidity.

Short-Term Investments – Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments.

Mortgage and Asset Backed Securities – Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields, credit ratings and purpose of the underlying loan. Securities classified as Level 3 are valued from estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other un-corroborated data including counterparty credit quality, default risk, discount rates and the overall capital market liquidity.

Hedge Funds – Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments.

Real Estate – Interests classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable investments. Interests classified as Level 3 are carried at the estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value.

Venture Capital and Limited Partnerships – Interests classified as Level 3 are carried at estimated fair value. Estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value.

Insurance Contracts – Interests classified as Level 3 are carried at contract value, which approximates the estimated fair value. The estimated fair value is based on the fair value of the underlying investment of the insurance company. Insurance contracts are held by certain non-U.S. pension plans.

Cash and cash equivalents – Securities classified as Level 1 are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

The following summarizes the activity for financial assets utilizing Level 3 fair value measurements:

Dollars in Millions	Equity Securities	Corporate Debt	Mortgage and Asset Backed Securities	Real Estate	Venture Capital and Limited Partnerships	Insurance Contracts	Total
Fair value at January 1, 2009	$ 11	$ 16	$ 22	$ 13	$ 373	$ 144	$ 579
Purchases, sales, issuances and settlements, net	(2)	(4)	(7)	—	1	(7)	(19)
Realized (losses)/gains	(2)	(2)	—	—	16	2	14
Unrealized gains/(losses)	1	8	4	(5)	1	2	11
Fair value at December 31, 2009	$ 8	$ 18	$ 19	$ 8	$ 391	$ 141	$ 585

The investment strategy emphasizes equities in order to achieve higher expected returns and lower expenses and required cash contributions over the long-term. A target asset allocation of 70% public equity (58% U.S. and 12% international), 8% private equity and 22% fixed income is maintained for the U.S. pension plans. Cash contributions and benefit payments are used to rebalance back to the targets as necessary. Investments are well diversified within each of the three major asset categories. Approximately 81% of the U.S. pension plans equity investments are actively managed. Investment strategies for international pension plans are typically similar, although the asset allocations are usually more conservative. Private equity is typically valued on a three month lag. Bristol-Myers Squibb Company common stock represents less than 1% of the plan assets at December 31, 2009 and 2008.

Contributions

Contributions to the U.S. pension plans were $656 million in 2009 (including $27 million by Mead Johnson), $250 million in 2008 and $238 million in 2007. Contributions to the U.S. pension plans are expected to approximate $330 million during 2010, of which $300 million was contributed in January 2010.

Contributions to the international pension plans were $133 million in 2009, $176 million in 2008 and $85 million in 2007. Contributions to the international plans are expected to range from $85 million to $100 million in 2010.

Estimated Future Benefit Payments

		Other Benefits		
Dollars in Millions	Pension Benefits	Gross	Medicare Subsidy	Net
2010	$ 342	$ 64	$ 9	$ 55
2011	356	64	10	54
2012	378	62	11	51
2013	389	61	11	50
2014	403	60	12	48
Years 2015 – 2019	2,074	272	45	227

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contribution is based on employee contributions and the level of Company match. The contributions to the plan were $50 million in 2009, $58 million in 2008 and $60 million in 2007.

As discussed above, the U.S. Retirement Income Plan and several other plans were amended. Certain enhancements were made to the defined contribution plan allowing for increased matching and additional contributions. Contributions to the defined contribution plans are expected to be approximately $150 million in 2010.

Post Employment Benefit Plan

Long-term disability benefits are offered to certain employees. These post employment liabilities were $93 million and $94 million at December 31, 2009 and 2008, respectively. The expense related to these benefits was $21 million in 2009, $26 million in 2008 and $17 million in 2007.

Termination Indemnity Plans

The Company has certain statutory termination obligations in Europe. These obligations are recognized on an undiscounted basis assuming employee termination at each measurement date. The liability recognized for these obligations was $49 million at December 31, 2009, $55 million at December 31, 2008, and $64 million at December 31, 2007. The vested benefit obligations are recognized assuming employee separation at the measurement date.

Note 20 EMPLOYEE STOCK BENEFIT PLANS

Employee Stock Plans

On May 1, 2007, the shareholders approved the 2007 Stock Award and Incentive Plan (the 2007 Plan). The 2007 Plan replaced the 2002 Stock Incentive Plan (the 2002 Plan) that expired on May 31, 2007. The 2007 Plan provides for 42 million new shares of common stock reserved for delivery to participants, plus shares remaining available for new grants under the 2002 Plan and shares recaptured from outstanding awards under the 2002 Plan. Only shares actually delivered to participants in connection with an award after all restrictions have lapsed will reduce the number of shares reserved. Shares tendered in a prior year to pay the purchase price of options and shares previously utilized to satisfy withholding tax obligations upon exercise continue to be available and reserved. Shares of common stock reserved for issuance pursuant to stock plans, options and conversions of preferred stock were 346 million and 350 million at December 31, 2009 and 2008, respectively. Shares available to be granted for the active plans were 92 million and 100 million at December 31, 2009 and 2008, respectively, adjusted for the combination of plans.

Under the 2007 Plan and the 2002 Plan, executive officers and key employees may be granted options to purchase common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Generally, shares for the stock option exercise are issued from treasury stock. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price. Stock appreciation rights of 139 thousand were outstanding and accounted for as liability awards at December 31, 2009.

The 2007 Plan and the 2002 Plan provide for the granting of common stock to key employees, subject to restrictions as to continuous employment. Restrictions generally expire over a four year period from date of grant. Compensation expense is recognized over the restricted period. Restricted stock units have been granted instead of restricted stock since 2007. A stock unit is a right to receive stock at the end of the specified vesting period but has no voting rights.

The 2007 Plan and the 2002 Plan also incorporated long-term performance awards. These awards have a three year cycle and are delivered in the form of a target number of performance share units. The number of shares ultimately issued is calculated based on actual performance compared to earnings targets and other performance criteria established at the beginning of the performance period. The awards have annual goals with a maximum payout of 165% since 2007. If threshold targets are not met for a performance period, no payment is made under the plan for that annual period.

Stock-based compensation expense was as follows:

	Years Ended December 31,		
Dollars in Millions	2009	2008	2007
Stock options	$ 78	$ 79	$ 72
Restricted stock	76	82	53
Long-term performance awards	29	20	8
Total stock-based compensation expense	$ 183	$ 181	$ 133
Continuing operations	$ 165	$ 167	$ 119
Discontinued operations	18	14	14
Total stock-based compensation expense	$ 183	$ 181	$ 133
Deferred tax benefit related to stock-based compensation expense	$ 60	$ 59	$ 45

The alternative method to determine the pool of excess tax benefits was elected.

Stock Options

Stock option activities were as follows:

Shares in Millions	Shares of Common Stock Issued Under Plan	Weighted-Average Exercise Price of Shares
Balance at January 1, 2007	163	$ 38.16
Granted	15	26.31
Exercised	(13)	27.02
Expired or forfeited	(17)	32.84
Balance at December 31, 2007	148	38.53
Granted	18	22.11
Exercised	—	15.90
Expired or forfeited	(34)	41.72
Balance at December 31, 2008	132	35.48
Granted	23	17.59
Exercised	(2)	22.06
Expired or forfeited	(21)	52.51
Balance at December 31, 2009	132	29.91

At December 31, 2009, unrecognized compensation cost related to stock options was $95 million and expected to be recognized over a weighted-average period of 2.3 years.

Additional information related to stock option grants and exercises under both the 2007 Plan and the 2002 Plan are summarized as follows:

	Year Ended December 31,		
Amounts in Millions, except per share data	2009	2008	2007
Stock options granted	22.8	18.4	15.3
Weighted-average grant date fair value (per share)	$ 3.60	$ 4.95	$ 6.56
Total intrinsic value of stock options exercised	$ 6	$ 2	$ 37
Cash proceeds from exercise of stock options	$ 45	$ 5	$ 345

The following table summarizes information concerning stock compensation plans and currently outstanding and exercisable options:

Shares in Millions	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights
Plan Category		
Equity compensation plans approved by shareholders	125	$ 29.72
Equity compensation plans not approved by shareholders (plan terminated – shares no longer issued)	7	33.44
	132	29.91

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2009 (amounts in millions, except per share data):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
$1 - $20	22	9.14	$ 17.36	$ 171	—	7.26	$ 5.29	$ 4
$20 - $30	79	5.56	25.03	93	64	5.03	25.38	60
$30 - $40	—	6.32	30.93	—	—	5.88	30.74	—
$40 - $50	19	1.26	45.59	—	19	1.26	45.59	—
$50 - $60	10	1.23	58.58	—	10	1.23	58.58	—
$60 and up	2	0.99	67.61	—	2	0.99	67.61	—
	132	5.13	29.91	$ 264	95	3.79	33.77	$ 64
Vested or expected to vest	130	5.08	30.05	$ 254				

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the closing stock price of $25.25 on December 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. There were 26 million of in-the-money options exercisable at December 31, 2009. There were 99 million outstanding options exercisable at a weighted-average exercise price of $39.16 at December 31, 2008.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model for stock options with a service condition, and the Monte Carlo simulation model for options with service and market conditions. The following weighted-average assumptions were used in the valuation:

	2009	2008	2007
Expected volatility	**35.8%**	31.1%	28.9%
Risk-free interest rate	**2.4%**	3.3%	4.7%
Dividend yield	**5.7%**	4.3%	4.5%
Expected life	**7.0 yrs**	6.7 yrs	6.2 yrs

The expected volatility assumption required in the Black-Scholes model was derived by calculating a 10-year historical volatility and weighting that equally with the derived implied volatility. The blended historical and implied volatility approach of expected volatility is believed to be more representative of future stock price trends than using only historical volatility.

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect on the grant date. The dividend yield assumption is based on historical and expected dividend payouts.

The expected life of stock options represents the weighted-average period the stock options will remain outstanding and is a derived output of a lattice-binomial model. The expected life is impacted by all of the underlying assumptions and calibration of the model. The model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The model estimates the probability of exercise as a function of these two variables based on historical exercises and cancellations on prior option grants made.

Stock-based compensation expense is based on awards ultimately expected to vest. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Adnexus was acquired on October 19, 2007. In connection with the acquisition 24 million shares of Adnexus incentive stock options (ISOs) were assumed and replaced with 0.6 million shares of Company ISOs. The converted options retained their original vesting schedules, including the vesting commencement date, as well as the expiration date. A Black-Scholes model was used to determine the expected term and the individual ISOs valuations. The result was a weighted-average expected term of 5.2 years and a weighted-average fair value on October 19, 2007 of $20.34.

Restricted Stock Awards and Restricted Stock Units

Shares in Thousands	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares at January 1, 2007	6,891	$ 24.58
Granted	3,584	27.14
Vested	(1,360)	25.51
Forfeited	(892)	25.13
Nonvested shares at December 31, 2007	8,223	25.48
Granted	5,468	22.22
Vested	(3,310)	25.37
Forfeited	(1,650)	24.22
Nonvested shares at December 31, 2008	8,731	23.73
Granted	6,169	17.77
Vested	(3,078)	23.99
Forfeited	(1,186)	21.58
Nonvested shares at December 31, 2009	10,636	20.44
Expected to vest	10,074	20.44

At December 31, 2009, unrecognized compensation cost related to nonvested restricted stock was $159 million and expected to be recognized over a weighted-average period of 2.6 years. The fair value of nonvested shares of restricted stock awards and units is determined based on the closing trading price of the Company's common stock on the grant date.

Long-Term Performance Awards

The fair value of the 2006 through 2008 performance awards were estimated on the date of grant using a Monte Carlo simulation model due to a market condition. The model utilizes multiple input variables that determine the probability of satisfying each market condition stipulated in the grant and calculates the fair value for the long-term performance awards. Fair value of the 2007 to 2009, 2008 to 2010 and 2009 to 2011 performance awards was based on the closing trading price of common stock on the grant date, because these awards do not contain a market condition. The fair value of awards granted in 2007, 2008 and 2009 were discounted using the risk-free interest rate on the date of grant because they do not participate in dividends.

The valuation model for the 2006 through 2008 performance award used the following assumptions:

Grant Year	Grant Date	Weighted-Average Expected Volatility	Expected Dividend Yield	Risk-Free Interest Rate
2006	3/7/2006	20.4%	4.9%	4.4%

Weighted-average expected volatility is based on the three year historical volatility levels on the Company's common stock. Expected dividend yield is based on historical dividend payments. Risk-free interest rate reflects the yield on five year zero coupon U.S. Treasury bonds, based on the performance shares' contractual term. The fair value of the performance awards is amortized over the performance period of the award.

Performance share units granted were 1.4 million in 2009 and 1.2 million in 2008. Assuming a 100% payout, the share units outstanding were 2.5 million and 1.6 million at December 31, 2009 and 2008, respectively. There were 568 thousand shares issued in 2009. At December 31, 2009, unrecognized compensation cost related to the performance share unit plan was $20 million and expected to be recognized over a weighted-average period of 1.2 years.

Note 21 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings include:

Dollars in Millions	December 31, 2009	December 31, 2008
Bank drafts	$ 83	$ 127
Principal Value:		
1.81% Yen Notes due 2010	38	—
2.25% Convertible Senior Debentures due 2011	37	—
Demand Note payable to Mead Johnson (repaid January 2010)	30	—
Other	43	27
Total	$ 231	$ 154

As part of the Medarex acquisition, Medarex's outstanding 2.25% Convertible Senior Notes due May 15, 2011 were assumed. These Notes were adjusted into the right to receive $1,167 in cash at any time for each $1,000 principal amount outstanding (the equivalent of $16 per share) at any time prior to maturity.

Long-term debt includes:

Dollars in Millions	December 31, 2009	December 31, 2008
Principal Value:		
6.125% Notes due 2038	$ 1,000	$ 1,000
5.875% Notes due 2036	959	1,023
4.375% Euro Notes due 2016	720	698
4.625% Euro Notes due 2021	720	698
5.45% Notes due 2018	600	600
5.25% Notes due 2013	597	597
6.80% Debentures due 2026	332	350
7.15% Debentures due 2023	304	339
6.88% Debentures due 2097	287	287
Floating Rate Convertible Senior Debentures due 2023	50	50
5.75% Industrial Revenue Bonds due 2024	35	35
1.81% Yen Notes due 2010	—	39
Variable Rate Industrial Revenue Bonds due 2030	15	15
Other	3	6
Subtotal	5,622	5,737
Adjustments to Principal Value:		
Fair value of interest rate swaps	160	647
Unamortized basis adjustment from swap terminations	377	233
Unamortized bond discounts	(29)	(32)
Total	$ 6,130	$ 6,585

All or a portion of the Floating Rate Convertible Senior Debentures due 2023 can be redeemed by the holders at par on September 15, 2013 and 2018, or if a fundamental change in ownership of occurs. The Debentures are callable at par at any time by the Company. The Debentures have a conversion price of $40.83, equal to a conversion rate of 24.4922 shares for each $1,000 principal amount, subject to certain anti-dilutive adjustments. The maximum conversion rate is 38.7597 shares for each $1,000 principal amount. The Debentures pay interest quarterly at an annual rate equal to the three month LIBOR, reset quarterly, minus 0.50% (the yield never to be less than zero).

In February 2009, Mead Johnson & Company as borrower and Mead Johnson as guarantor, both of which were indirect, majority-owned subsidiaries, entered into a three year syndicated revolving credit facility agreement. In the fourth quarter of 2009, Mead Johnson borrowed $200 million under the revolving credit facility and issued various Notes totaling $1.5 billion, the proceeds of which were used to repay certain intercompany debt prior to the split-off.

During 2009, $117 million of notional debt was repurchased and $53 million notional amount of interest rate swaps related to the debt repurchases was terminated. The following table summarizes the activity:

Dollars in Millions	Principal Amount	Repurchase Price	Loss on Repurchase	Swap Termination Proceeds	Other, Including Basis Adjustment for Previously Terminated Swaps	Earnings Impact
Principal Value:						
7.15% Debentures due 2023	$ 35	$ 44	$ (9)	$ 2	$ 7	$ —
6.80% Debentures due 2026	18	21	(3)	—	3	—
5.875% Notes due 2036	64	67	(3)	5	14	16
Total	$ 117	$ 132	$ (15)	$ 7	$ 24	$ 16

During 2009, several fixed-to-floating interest rate swaps were executed to convert $797 million of 5.45% Notes due 2018 and 5.25% Notes due 2013 from fixed rate debt to variable rate debt. During 2009, $1,061 million notional amount of fixed-to-floating interest rate swap agreements were terminated for proceeds of $187 million. The basis adjustment on the debt, which was equal to the proceeds from this swap termination, is being recognized as a reduction to interest expense over the remaining life of the underlying debt. For further discussion of interest rate swaps, see Note 22 "Financial Instruments."

In January 2010, fixed-to-floating interest rate swaps were executed to convert $332 million of the 6.80% Debentures due 2026 and $147 million of the 7.15% Debentures due 2023 from fixed rate debt to variable rate debt. These swaps qualified as a fair value hedge for each debt instrument.

Interest payments, including payments for interest rate swaps, were $397 million in 2009, $539 million in 2008 and $610 million in 2007. Cash receipts from interest rate swaps were $191 million in 2009, $236 million in 2008 and $210 million in 2007 and excluded from interest payments.

The principal value of long-term debt obligations were $5,622 million at December 31, 2009 of which $650 million is due in 2013, and the remaining $4,972 million is due later than 2013. The fair value of long-term debt was $6,258 million and $6,537 million at December 31, 2009 and 2008, respectively, and was estimated based upon the quoted market prices for the same or similar debt instruments. The fair value of short-term borrowings approximates the carrying value due to the short maturities of the debt instruments.

A $2.0 billion five year revolving credit facility from a syndicate of lenders maturing in December 2011 is maintained. The facility is extendable with the consent of the lenders and contains customary terms and conditions, including a financial covenant whereby the ratio of consolidated net debt to consolidated capital cannot exceed 50% at the end of each quarter. The Company has been in compliance with this covenant since the inception of the facility. There were no borrowings outstanding under the facility at December 31, 2009 and 2008.

At December 31, 2009, $178 million of financial guarantees were provided in the form of stand-by letters of credit and performance bonds. The stand-by letters of credit are with insurance companies in support of third-party liability programs. The performance bonds were issued to support a range of ongoing operating activities, including sale of products to hospitals and foreign ministries of health, bonds for customs, duties and value added tax and guarantees related to miscellaneous legal actions. A significant majority of the outstanding financial guarantees will expire within the year and are not expected to be funded.

Note 22 FINANCIAL INSTRUMENTS

There is exposure to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. The primary net foreign currency translation exposures are the euro, Japanese yen, Canadian dollar, British pound, Australian dollar, Mexican peso and Chinese renminbi. Foreign currency forward contracts are used to manage these exposures. These instruments generally qualify for cash flow hedge accounting treatment and are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets.

Derivative instruments are also used as part of the interest rate risk management strategy. The derivative instruments used are principally comprised of fixed-to-floating rate interest swaps, which generally qualify for fair-value hedge accounting treatment. In addition, all of the financial instruments, including derivatives, are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Cash Flow Hedges

Foreign Currency Forward Contracts — Foreign currency forward contracts are utilized to hedge forecasted intercompany and other transactions for certain foreign currencies. These contracts are designated as foreign currency cash flow hedges when appropriate. The notional and fair value amounts of these contracts were $1,511 million and $10 million net liabilities and $1,151 million and $49 million net assets at December 31, 2009 and 2008, respectively. The majority of these contracts qualify as hedges of probable forecasted cash flows and the effective portion of changes in fair value is temporarily reported in accumulated OCI and recognized in earnings when the hedged item affects earnings.

The following table summarizes outstanding foreign currency forward contracts at December 31, 2009. The fair value of these contracts is based on year-end currency rates and should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to adverse fluctuations in foreign currency exchange rates.

Dollars in Millions, except currency rates	Weighted-Average Strike Price	Notional Amount	Fair Value Asset/(Liability)	Maturity
Foreign Currency Forwards:				
Cash Flow Hedges				
Australian dollar	0.78	$ 49	$ (6)	2010
Australian dollar	0.80	8	(1)	2011
Brazilian real	1.92	26	(2)	2010
British pound	1.60	74	(1)	2010
British pound	1.65	13	—	2011
Canadian dollar	1.10	89	(4)	2010
Canadian dollar	1.09	10	—	2011
Euro	1.45	809	7	2010
Euro	1.45	74	1	2011
Japanese yen	93.31	211	(1)	2010
Japanese yen	91.18	29	—	2011
Mexican peso	13.58	47	(1)	2010
Polish zloty	2.99	29	(1)	2010
Swedish krona	7.25	8	—	2010
Swiss franc	1.05	35	(1)	2010
Total Cash Flow Hedges		$ 1,511	$ (10)	

Deferred losses on foreign currency forward contracts qualifying for cash flow hedge accounting were $16 million ($11 million net of taxes) at December 31, 2009 and are expected to be reclassified to earnings within the next 17 months.

Effectiveness is assessed at the inception of the hedge and on a quarterly basis. The assessments determine whether derivatives designated as qualifying hedges continue to be highly effective in offsetting changes in the cash flows of hedged items. Any ineffective portion of the change in fair value is included in current period earnings. The impact of hedge ineffectiveness on earnings was not significant in 2009, 2008 and 2007. Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring on the originally forecasted date, or 60 days thereafter, or when the hedge is no longer effective. Discontinued foreign exchange hedges resulted in a pre-tax loss of $6 million in 2009 and reported in other (income)/expense.

Non-Qualifying Foreign Currency Forward Contracts

Foreign currency forward contracts are also utilized to hedge foreign currency-denominated monetary assets and liabilities. The primary objective of these contracts is to protect the U.S. dollar value of foreign currency-denominated monetary assets and liabilities from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement in U.S. dollars. These contracts are not designated as hedges and are adjusted to fair value through other (income)/expense as they occur, and substantially offset the change in fair value of the underlying foreign currency denominated monetary asset or liability. The notional and fair value amounts of these contracts were not significant at December 31, 2009 and 2008.

Furthermore, foreign currency forward contracts are also used to offset exposure to certain assets and liabilities and earnings denominated in certain foreign currencies. These contracts are not designated as hedges; therefore, changes in the fair value are recognized in other (income)/expense as they occur. Contracts of this nature were not held at December 31, 2009. In the first quarter of 2010, foreign currency forward contracts were used to hedge anticipated earnings denominated in Australian and Canadian dollars. These contracts are not designated as qualifying hedges and, therefore, gains or losses on these derivatives will be recognized in other (income)/expense as they occur.

Hedge of Net Investment

Non-U.S. dollar borrowings, primarily the €500 Million Notes due 2016 and the €500 Million Notes due 2021, ($1.4 billion total), are used to hedge the foreign currency exposures of the net investment in certain foreign affiliates. These borrowings are designated as a hedge of a net investment. The effective portion of foreign exchange gains or losses is recognized in the foreign currency translation (CTA) component of accumulated OCI, including $169 million related to the translation of the Notes at December 31, 2009. The ineffective portion of the Notes was recognized as a $6 million loss in 2009 and a $9 million gain in 2008.

Fair Value Hedges

Interest Rate Contracts — Derivative instruments are used as part of an interest rate risk management strategy, principally fixed-to-floating interest rate swaps that are designated as fair-value hedges. The total notional amounts and fair value of outstanding interest rate swaps were $3.7 billion and $160 million net assets and $4.0 billion and $647 million net assets at December 31, 2009 and 2008, respectively.

The swaps and underlying debt for the benchmark risk being hedged are recognized at fair value. Swaps are intended to create an appropriate balance of fixed and floating rate debt. The basis adjustment to debt with qualifying fair value hedging relationships is amortized to earnings as an adjustment to interest expense over the remaining life of the debt when the underlying swap is terminated prior to maturity.

Terminated swaps that qualify as cash flow hedges are recognized in accumulated OCI and amortized to earnings over the remaining life of the debt when the hedged debt remains outstanding.

The following summarizes the earnings impact from terminated interest rate swaps during 2009, 2008 and 2007:

Interest Rate Swaps	Year of Termination	Unrecognized Gains/(Losses) Long-term Debt	Unrecognized Gains/(Losses) Other Comprehensive Loss	Pre-Tax (Income)/ Expense Recognized 2009	2008	2007
Dollars in Millions						
Interest rate swap lock associated with:						
6.125% Notes due 2038	2008	$ —	$ (18)	$ —	$ —	$ —
Swaps associated with:						
6.80% Debentures due 2026	2005	33	—	(3)	(1)	1
7.15% Debentures due 2023	2008	—	—	—	(3)	—
5.875% Notes due 2036	2008	—	—	—	(31)	—
5.875% Notes due 2036	2008	158	—	(14)	—	—
5.75% Notes due 2038	2008	24	—	(1)	—	—
5.25% Notes due 2013	2009	60	—	(14)	—	—
5.45% Notes due 2018	2009	27	—	(3)	—	—
7.15% Debentures due 2023	2009	41	—	(7)	—	—
7.15% Debentures due 2023	2009	—	—	(2)	—	—
5.875% Debentures due 2036	2009	—	—	(5)	—	—
5.75% Notes due 2038	2009	34	—	—	—	—
Total interest rate swaps		$ 377	$ (18)	$ (49)	$ (35)	$ 1

The following summarizes the interest rate swaps outstanding at December 31, 2009:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Year of Transaction	Maturity	Fair Value
Swaps associated with:					
5.25% Notes due 2013	$ 597	1 month U.S. $ LIBOR +3.084%	2009	2013	$ (5)
5.45% Notes due 2018	400	1 month U.S. $ LIBOR +1.065%	2008	2018	18
5.45% Notes due 2018	200	1 month U.S. $ LIBOR +1.541%	2009	2018	2
4.375% €500 Million Notes due 2016	720	3 month EUR € EURIBOR +0.40%	2006	2016	32
4.625% €500 Million Notes due 2021	720	3 month EUR € EURIBOR +0.56%	2006	2021	18
7.15% Debentures due 2023	157	1 month U.S. $ LIBOR +1.66%	2004	2023	19
5.875% Notes due 2036	537	1 month U.S. $ LIBOR +0.62%	2006	2036	59
6.125% Notes due 2038	200	1 month U.S. $ LIBOR +1.3255%	2008	2038	8
6.125% Notes due 2038	200	1 month U.S. $ LIBOR +1.292%	2008	2038	9
Total interest rate swaps	$ 3,731				$ 160

The impact on earnings from interest rate swaps that qualified as fair value hedges was as follows:

Dollars in Millions	2009	2008	2007
Recognized in interest expense	$ (118)	$ (48)	$ 12
Amortization of basis adjustment from swap terminations recognized in interest expense	(25)	(1)	1
Gain on swap terminations recognized in other (income)/expense	(24)	(34)	—
Total	$ (167)	$ (83)	$ 13

The following summarizes the fair value of outstanding derivatives:

Dollars in Millions	Balance Sheets Location	2009	2008	Balance Sheets Location	2009	2008
Derivatives designated as hedging instruments:						
Interest rate contracts	Other assets	$ 165	$ 647	Accrued expenses	$ (5)	$ —
Foreign currency forward contracts	Other assets	21	89	Accrued expenses	(31)	(40)
Hedge of net investments		—	—	Long-term debt	(1,256)	(1,319)
Natural gas contracts		—	—	Accrued expenses	(1)	(7)
Subtotal		186	736		(1,293)	(1,366)
Derivatives not designated as hedging instruments:						
Foreign currency forward contracts	Other assets	—	1	Accrued expenses	—	(5)
Total Derivatives		$ 186	$ 737		$(1,293)	$ (1,371)

The impact on OCI and earnings from foreign currency forward contracts, natural gas contracts, and forward starting swaps that qualified as cash flow hedges was as follows:

Dollars in Millions	Foreign Currency Forward Contracts		Natural Gas Contracts		Forward Starting Swaps		Total Impact	
	2009	2008	2009	2008	2009	2008	2009	2008
Net carrying amount at January 1	$ 35	$ (37)	$ (2)	$ —	$ (19)	$ —	$ 14	$ (37)
Cash flow hedges deferred in OCI	(30)	34	2	(3)	—	(19)	(28)	12
Cash flow hedges reclassified to cost of products sold/interest expense (effective portion)	(33)	65	—	—	1	—	(32)	65
Change in deferred taxes	15	(27)	(1)	1	—	—	14	(26)
Cash flow hedges reclassified to net earnings due to business divestitures	2	—	—	—	—	—	2	—
Net carrying amount at December 31	$ (11)	$ 35	$ (1)	$ (2)	$ (18)	$(19)	$ (30)	$ 14

The impact on OCI and earnings from non-derivative debt designated as a hedge of net investment was as follows:

Dollars in Millions	Net Investment Hedges	
	2009	2008
Net carrying amount at January 1	$ (131)	$ (167)
Change in spot value of non-derivative debt designated as a hedge deferred in CTA/OCI	(38)	36
Net carrying amount at December 31	$ (169)	$ (131)

The impact on earnings from non-qualifying derivatives recognized in other (income)/expense for the years ended December 31, 2009 and 2008 was not significant.

The derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated by using banks worldwide with Standard & Poor's and Moody's long-term debt ratings of A or higher. In addition, only conventional derivative financial instruments are utilized. The consolidated financial statements would not be materially impacted if any counterparties failed to perform according to the terms of its agreement. Currently, collateral or any other form of securitization is not required to be furnished by the counterparties to derivative financial instruments.

For a discussion on the fair value of financial instruments, see Note 11 "Fair Value Measurement."

Note 23 LEASES

Minimum rental commitments for non-cancelable operating leases (primarily real estate and motor vehicles) in effect at December 31, 2009, were as follows:

Years Ending December 31,	Dollars in Millions
2010	$ 120
2011	100
2012	95
2013	83
2014	71
Later years	145
Total minimum payments	614
Less total minimum sublease rentals	17
Net minimum rental commitments	$ 597

Operating lease expense was $149 million in 2009, $179 million in 2008 and $166 million in 2007 (net of sublease income of $17 million in 2009, $16 million in 2008 and $17 million in 2007), of which $17 million in 2009, $12 million in 2008 and $10 million in 2007 was included in discontinued operations.

In 2008, a sale and leaseback of an administrative facility in Paris, France was completed for $227 million (€155 million), resulting in a pre-tax gain of $111 million. Most of the gain was deferred and will reduce future lease costs over the lease period of 9 years.

Note 24 LEGAL PROCEEDINGS AND CONTINGENCIES

The Company and certain of its subsidiaries are involved in various lawsuits, claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of the business relating to product liability, patent, commercial, consumer, environmental and securities matters. The Company recognizes accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Significant litigation charges were $132 million in 2009, $33 million in 2008 and $14 million in 2007, net of revised estimates to previously accrued amounts. Cash payments related to significant litigation were $139 million in 2009, $210 million in 2008 and $318 million in 2007. The most significant of these matters are described below.

Although the Company believes it has substantial defenses in these matters, the Company could in the future incur judgments or enter into settlements that could have a material adverse effect on the results of operations for any particular period.

INTELLECTUAL PROPERTY

Plavix Litigation

Plavix is currently the Company's largest product ranked by net sales. The Plavix patents are subject to a number of challenges in the U.S., including the litigation with Apotex Inc. and Apotex Corp. (Apotex) described below, and in other less significant markets for the product. It is not reasonably possible to estimate the impact of these lawsuits on the Company. However, loss of market exclusivity of Plavix and sustained generic competition in the U.S. would be material to the Company's net sales of Plavix, results of operations and cash flows, and could be material to the Company's financial condition and liquidity. The Company and its product partner, sanofi, (the Companies) intend to vigorously pursue enforcement of their patent rights in Plavix.

Plavix Litigation – U.S.

Patent Infringement Litigation against Apotex and Related Matters

As previously disclosed, the Company's U.S. territory partnership under its alliance with sanofi is a plaintiff in a pending patent infringement lawsuit instituted in the United States District Court for the Southern District of New York (District Court) entitled Sanofi-Synthelabo, Sanofi-Synthelabo, Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex. The suit is based on U.S. Patent No. 4,847,265 (the '265 Patent), a composition of matter patent, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, a medicine made available in the U.S. by the Companies as Plavix. Also, as previously reported, the District Court upheld the validity and enforceability of the '265 Patent, maintaining the main patent protection for Plavix in the U.S. until November 2011. The District Court also ruled that Apotex's generic clopidogrel bisulfate product infringed the '265 Patent and permanently enjoined Apotex from engaging in any activity that infringes the '265 Patent, including marketing its generic product in the U.S. until after the patent expires.

Apotex appealed the District Court's decision and on December 12, 2008, the United States Court of Appeals for the Federal Circuit (Circuit Court) affirmed the District Court's ruling sustaining the validity of the '265 Patent. Apotex filed a petition with the Circuit Court for a rehearing *en banc*, and in March 2009, the Circuit Court denied Apotex's petition. The case has been remanded to the District Court for further proceedings relating to damages. In July 2009, Apotex filed a petition for writ of certiorari with the U.S. Supreme Court requesting the Supreme Court to review the Circuit Court's decision. In November 2009, the U.S. Supreme Court denied the petition, declining to review the Circuit Court's decision. In December 2009, the Company filed a motion in the District Court for summary judgment on damages, and in January 2010, Apotex filed a motion seeking a stay of the ongoing damages proceedings pending the outcome of the reexamination of the Plavix patent by the U.S. Patent and Trademark Office (PTO) described below. These motions are pending.

As previously disclosed, the Company's U.S. territory partnership under its alliance with sanofi is also a plaintiff in five additional pending patent infringement lawsuits against Dr. Reddy's Laboratories, Inc. and Dr. Reddy's Laboratories, LTD (Dr. Reddy's), Teva Pharmaceuticals USA, Inc. (Teva), Cobalt Pharmaceuticals Inc. (Cobalt), Watson Pharmaceuticals, Inc. and Watson Laboratories, Inc. (Watson) and Sun Pharmaceuticals (Sun). The lawsuits against Dr. Reddy's, Teva and Cobalt relate to the '265 Patent. In May 2009, Dr Reddy's signed a consent judgment in favor of sanofi and BMS conceding the validity and infringement of the '265 Patent. As previously reported, the patent infringement actions against Teva and Cobalt were stayed pending resolution of the Apotex litigation, and the parties to those actions agreed to be bound by the outcome of the litigation against Apotex. Consequently, on July 12, 2007, the District Court entered judgments against Cobalt and Teva and permanently enjoined Cobalt and Teva from engaging in any activity that infringes the '265 Patent until after the Patent expires. Cobalt and Teva each filed an appeal. In July 2009, the Circuit Court issued a mandate in the Teva appeal binding Teva to the decision in the Apotex litigation. In August 2009, Cobalt consented to entry of judgment in its appeal agreeing to be bound by Circuit Court's decision in the Apotex litigation. The lawsuit against Watson, filed in October 2004, is based on U.S. Patent No. 6,429,210 (the '210 Patent), which discloses and claims a particular crystalline or polymorph form of the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix. In December 2005, the court permitted Watson to pursue its declaratory judgment counterclaim with respect to U.S. Patent No. 6,504,030. In January 2006, the Court approved the parties' stipulation to stay this case pending the outcome of the trial in the Apotex matter. On May 1, 2009, BMS and Watson entered into a stipulation to dismiss the case. In April 2007, Pharmastar filed a request for *inter partes* reexamination of the '210 Patent at the PTO. The PTO granted this request in July of 2007 and in July 2009, the PTO vacated the reexamination proceeding. The lawsuit against Sun, filed on July 11, 2008, is based on infringement of the '265 Patent and the '210 Patent. With respect to the '265 Patent, Sun has agreed to be bound by the outcome of the Apotex litigation. Each of Dr. Reddy's, Teva, Cobalt, Watson and Sun have filed an aNDA with the FDA, and, with respect to Dr. Reddy's, Teva, Cobalt and Watson all exclusivity periods and statutory stay periods under the Hatch-Waxman Act have expired. Accordingly, final approval by the FDA would provide each company authorization to distribute a generic clopidogrel bisulfate product in the U.S., subject to various legal remedies for which the Companies may apply including injunctive relief and damages.

On June 1, 2009, Apotex filed a request for *ex parte* reexamination of the '265 Patent at the PTO and in August 2009, the PTO agreed to reexamine the patent. In December 2009, the PTO issued a non-final office action rejecting several claims covering Plavix including the claim that was previously upheld in the litigation against Apotex referred to above. Sanofi intends to respond to the office action in February 2010.

It is not possible at this time reasonably to assess the outcome of the reexamination of the '265 Patent by the PTO, or the other Plavix patent litigations or the timing of any renewed generic competition for Plavix from Apotex or additional generic competition for Plavix from other third-party generic pharmaceutical companies. Loss of market exclusivity for Plavix and/or sustained generic competition would be material to the Company's sales of Plavix, results of operations and cash flows, and could be material to the Company's financial condition and liquidity. Additionally, it is not possible at this time reasonably to assess the amount of damages that could be recovered by the Company and Apotex's ability to pay such damages in the event the Company prevails in the patent litigation.

Additionally, on November 13, 2008, Apotex filed the lawsuit in New Jersey Superior Court entitled, *Apotex Inc., et al. v. sanofi-aventis, et al.*, seeking payment of $60 million, plus interest, related to the break-up of the proposed settlement agreement.

Plavix Litigation – International

Plavix – Australia

As previously disclosed, sanofi was notified that, in August 2007, GenRx Proprietary Limited (GenRx) obtained regulatory approval of an application for clopidogrel bisulfate 75mg tablets in Australia. GenRx, formerly a subsidiary of Apotex, has since changed its name to Apotex. In August 2007, Apotex filed an application in the Federal Court of Australia seeking revocation of sanofi's Australian Patent No. 597784 (Case No. NSD 1639 of 2007). Sanofi filed counterclaims of infringement and sought an injunction. On September 21, 2007, the Australian court granted sanofi's injunction. A subsidiary of the Company was subsequently added as a party to the proceedings. In February 2008, a second company, Spirit Pharmaceuticals Pty. Ltd., also filed a revocation suit against the same patent. This case was consolidated with the Apotex case and a trial occurred in April 2008. On August 12, 2008, the Federal Court of Australia held that claims of Patent No. 597784 covering clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate salts are valid. The Federal Court also held that the process claims, pharmaceutical composition claims, and claim directed to clopidogrel and its pharmaceutically acceptable salts are invalid. In view of this decision, it is possible a generic company could develop and seek registration in Australia for an alternate salt form of clopidogrel (other than bisulfate, hydrochloride, hydrobromide, or taurocholate). The Company and sanofi filed notices of appeal in the Full Court of the Federal Court of Australia (Full Court) appealing the holding of invalidity of the claim covering clopidogrel and its pharmaceutically acceptable salts, process claims, and pharmaceutical composition claims which have stayed the Federal Court's ruling. Apotex filed a notice of appeal appealing the holding of validity of the clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate claims. A hearing on the appeals occurred in February 2009. On September 29, 2009, the Full Federal Court of Australia held all of the claims of Patent No. 597784 invalid. In November 2009, the Company and sanofi applied to the High Court of Australia for special leave to appeal the judgment of the Full Court.

Bristol-Myers Squibb

Plavix – EU

As previously disclosed, in 2007, YES Pharmaceutical Development Services GmbH (YES Pharmaceutical) filed an application for marketing authorization in Germany for an alternate salt form of clopidogrel. This application relied on data from studies that were originally conducted by sanofi and BMS for Plavix. In May 2008, the German health authority (Bfarm) granted marketing authorization to the YES Pharmaceutical product. Data protection for Plavix did not expire until July 2008. Sanofi and BMS filed an objection to the grant of the marketing authorization on the grounds that their data exclusivity rights had been infringed. YES Pharmaceutical and its partners sought immediate enforcement of the marketing authorization, which was denied by Bfarm. YES Pharmaceutical and its partners then filed a legal motion for immediate enforcement before the administrative court, which was granted. YES Pharmaceutical's partners, Hexal and Ratiopharm, began and continue to market the product in Germany. Sanofi and BMS appealed the decision of the administrative court, but this appeal was rejected by the administrative appeal court. The third-party objection before Bfarm was dismissed by Bfarm. Sanofi and BMS have appealed this decision to the administrative court in Cologne. This matter is currently pending.

Plavix – Canada (Apotex, Inc.)

On April 22, 2009, Apotex filed an impeachment action against sanofi in the Federal Court of Canada alleging that sanofi's Canadian Patent No. 1,336,777 (the '777 Patent) is invalid. The '777 Patent covers clopidogrel bisulfate and was the patent at issue in the prohibition action in Canada previously disclosed in which the Canadian Federal Court of Ottawa rejected Apotex's challenge to the '777 Patent, held that the asserted claims are novel, not obvious and infringed, and granted sanofi's application for an order of prohibition against the Minister of Health and Apotex, precluding approval of Apotex's Abbreviated New Drug Submission until the patent expires in 2012, which decision was affirmed on appeal by both the Federal Court of Appeal and the Supreme Court of Canada. On June 8, 2009, sanofi filed its defense to the impeachment action and filed a suit against Apotex for infringement of the '777 Patent.

Plavix – Canada (Cobalt)

As previously disclosed, sanofi and Sanofi-Synthelabo Canada instituted a prohibition action in the Federal Court of Canada against Cobalt and the Minister of Health in response to a NOA from Cobalt directed against the '777 Patent and Canadian Patent No. 2,334,870 (the '870 Patent). Cobalt's NOA indicated that it has filed an ANDS for clopidogrel bisulfate tablets and that it sought a Notice of Compliance for that ANDS before the expiration of the '777 and '870 Patents. Cobalt alleged that the '777 Patent was invalid and that the '870 Patent was invalid and not infringed. Following the Supreme Court of Canada decision in *Apotex Inc. v. Sanofi-Synthelabo Canada Inc.*, 2008 SCC 61, dismissing Apotex's appeal and upholding the validity of the '777 Patent as described above, the Federal Court of Canada granted sanofi's application for an order of prohibition against the Minister of Health and Cobalt precluding approval of Cobalt's ANDS until the '777 Patent expires in 2012. Sanofi did not pursue the prohibition action with respect to the '870 Patent.

OTHER INTELLECTUAL PROPERTY LITIGATION

Abilify

As previously disclosed, Otsuka has filed patent infringement actions against Teva, Barr Pharmaceuticals, Inc. (Barr), Sandoz Inc. (Sandoz), Synthon Laboratories, Inc (Synthon), Sun Pharmaceuticals (Sun), Zydus Pharmaceuticals USA, Inc., and Apotex relating to U.S. Patent No. 5,006,528, which covers aripiprazole and expires in April 2015 (including the additional six-month pediatric exclusivity period). Aripiprazole is comarketed by the Company and Otsuka in the U.S. as Abilify. The lawsuits are currently pending in the U.S. District Court for the District of New Jersey. The 30-month stay under the Hatch-Waxman Act expires in 2010. Accordingly, final approval by the FDA, which could possibly occur as early as May 2010, would provide each generic company authorization to distribute a generic aripiprazole product in the U.S., subject to various legal remedies for which Otsuka may apply including injunctive relief and damages.

It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company. If, however, a generic company were to launch "at risk" or if Otsuka were not to prevail in these lawsuits, generic competition would likely result in substantial decreases in the sales of Abilify in the U.S., which would have a material adverse effect on the results of operations and cash flows and could be material to financial condition.

Atripla

In April 2009, Teva filed an aNDA to manufacture and market a generic version of Atripla. Teva sent Gilead a Paragraph IV certification letter challenging two of the fifteen Orange Book listed patents for Atripla. Atripla is the product of a joint venture between the Company and Gilead. In May 2009, Gilead filed a patent infringement action against Teva in the United States District Court for the Southern District of New York. In January 2010, the Company received a notice that Teva has amended its aNDA and is now challenging eight additional Orange Book listed patents for Atripla. At this time, the Company's patent rights covering efavirenz composition of matter and method of use have not been challenged. The Company is currently reviewing its legal options.

It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

Reyataz

In October 2009, Teva filed an aNDA to manufacture and market a generic version of *Reyataz*. The Company received a Paragraph IV certification letter from Teva challenging the two Orange Book listed patents for *Reyataz*. In December 2009, the Company and Novartis Pharmaceutical Corporation filed a patent infringement lawsuit in the U.S. District Court for the District of Delaware against Teva for infringement of the two listed patents covering *Reyataz*, which triggered an automatic 30-month stay of approval of Teva's aNDA.

It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

GENERAL COMMERCIAL LITIGATION

Clayworth Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, was named as a defendant in an action filed in California State Superior Court in Oakland, *James Clayworth et al. v. Bristol-Myers Squibb Company, et al.*, alleging that the defendants conspired to fix the prices of pharmaceuticals by agreeing to charge more for their drugs in the U.S. than they charge outside the U.S., particularly Canada, and asserting claims under California's Cartwright Act and unfair competition law. The plaintiffs sought trebled monetary damages, injunctive relief and other relief. In December 2006, the Court granted the Company and the other manufacturers' motion for summary judgment based on the pass-on defense, and judgment was then entered in favor of defendants. In July 2008, judgment in favor of defendants was affirmed by the California Court of Appeals. In November 2008, the California Supreme Court granted the plaintiffs' petition for review. It is not possible at this time reasonably to assess the outcome of this lawsuit or its impact on the Company in the event plaintiffs are successful on appeal.

RxUSA Wholesale Litigation

As previously disclosed, in July 2006, a complaint was filed by drug wholesaler RxUSA Wholesale, Inc. in the U.S. District Court for the Eastern District of New York against the Company, 15 other drug manufacturers, five drug wholesalers, two officers of defendant McKesson and a wholesale distribution industry trade group, *RxUSA Wholesale, Inc. v. Alcon Labs., Inc., et al.* The complaint alleges violations of Federal and New York antitrust laws, as well as various other laws. Plaintiff claims that defendants allegedly engaged in anti-competitive acts that resulted in the exclusion of plaintiff from the relevant market and seeks $586 million in damages before any trebling, and other relief. In September 2009, the District Court granted the Company's and other defendants' motions to dismiss. Plaintiff has appealed the District Court's decision to the U.S. Court of Appeals for the Second Circuit.

ANTITRUST LITIGATION

As previously disclosed, 18 lawsuits comprised of both individual suits and purported class actions have been filed against the Company in U.S. District Court, Southern District of Ohio, Western Division, by various plaintiffs, including pharmacy chains (individually and as assignees, in whole or in part, of certain wholesalers), various health and welfare benefit plans/funds and individual residents of various states. These lawsuits allege, among other things, that the purported settlement with Apotex of the patent infringement litigation violated the Sherman Act and related laws. Plaintiffs are seeking, among other things, permanent injunctive relief barring the Apotex settlement and/or monetary damages. The putative class actions filed on behalf of direct purchasers have been consolidated under the caption *In re: Plavix Direct Purchaser Antitrust Litigation*, and the putative class actions filed on behalf of indirect purchasers have been consolidated under the caption *In re: Plavix Indirect Purchaser Antitrust Litigation*. Amended complaints were filed on October 19, 2007. Defendants filed a consolidated motion to dismiss on December 11, 2007, which remains pending. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

SHAREHOLDER DERIVATIVE ACTIONS

As previously disclosed, on July 31, 2007, certain members of the Board of Directors, current and former officers and the Company were named in two derivative actions filed in the New York State Supreme Court, *John Frank v. Peter Dolan, et al. (07-602580)* and *Donald Beebout v. Peter Dolan, et al. (07-602579)*, and one derivative action filed in the federal district court, *Steven W. Sampson v. James D. Robinson, III, et al. (07-CV-6890)*. The complaints allege breaches of fiduciary duties for allegedly failing to disclose material information relating to efforts to settle the Plavix patent infringement litigation with Apotex. Plaintiffs seek monetary damages on behalf of the Company, contribution and indemnification. By decision filed on December 13, 2007, the state court granted motions to dismiss the complaints, *Frank* and *Beebout*, relating to certain members of the Board of Directors, and later dismissed the complaints as to the former officers. By decision dated August 20, 2008, the federal district court granted the Company's motion to dismiss the *Sampson* action. Plaintiffs appealed the district court's decision to the U.S. Circuit Court of Appeals for the Second Circuit. In December 2009, the District Court granted final approval of a settlement between the parties for an amount which is not material to the Company, which concluded the matter.

SECURITIES LITIGATION

In Re Bristol-Myers Squibb Co. Securities Litigation

As previously disclosed, in June and July 2007, two putative class action complaints, *Minneapolis Firefighters' Relief Assoc. v. Bristol-Myers Squibb Co., et al. (07 CV 5867)* and *Jean Lai v. Bristol-Myers Squibb Company, et al.*, were filed in the U.S. District for the Southern District of New York against the Company, the Company's former Chief Executive Officer, Peter Dolan and former Chief Financial Officer, Andrew Bonfield. The complaints allege violations of securities laws for allegedly failing to disclose material information relating to efforts to settle the Plavix patent infringement litigation with Apotex. On September 20, 2007, the Court dismissed the *Lai* case without prejudice, changed the caption of the case to *In re Bristol-Myers Squibb, Co. Securities Litigation*, and appointed Ontario Teachers' Pension Plan Board as lead plaintiff. On October 15, 2007, Ontario Teachers' Pension Plan Board filed an amended complaint making similar allegations as the earlier filed complaints, naming an additional former officer but no longer naming Andrew Bonfield as a defendant. By decision dated August 20, 2008, the federal district court denied defendants' motions to dismiss. In December 2009, the District Court granted final approval of a settlement between the parties for payment of $125 million, which concluded the matter.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION AND INVESTIGATIONS

Abilify State Attorneys General Investigation

In March 2009, the Company received a letter from the Delaware Attorney General's Office advising of a multi-state coalition investigating whether certain Abilify marketing practices violated the respective states' consumer protection statutes. It is not possible at this time to reasonably assess the outcome of this investigation or its potential impact on the Company.

AWP Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, has been a defendant in a number of private class actions as well as suits brought by the attorneys general of various states. In these actions, plaintiffs allege that defendants caused the Average Wholesale Prices (AWPs) of their products to be inflated, thereby injuring government programs, entities and persons who reimbursed prescription drugs based on AWPs. The Company remains a defendant in four state attorneys general suits pending in state courts around the country.

As previously reported, one set of class actions were consolidated in the U.S. District Court for the District of Massachusetts (AWP MDL). In August 2009, the District Court granted preliminary approval of a proposed settlement of the AWP MDL plaintiffs' claims against the Company for $19 million, plus half the costs of class notice up to a maximum payment of $1 million. A final approval hearing is currently scheduled to occur in July 2010.

California 340B Litigation

As previously disclosed, in August 2005, the County of Santa Clara filed a purported class action against the Company and numerous other pharmaceutical manufacturers on behalf of itself and a putative class of other cities and counties in California, as well as the covered entities that purchased drugs pursuant to the 340B drug discount program, alleging that manufacturers did not provide proper discounts to covered entities. Discovery in this matter is ongoing. In May 2009, the U.S. District Court for the Northern District of California denied plaintiff's motion to certify the class without prejudice.

It is not possible at this time to reasonably assess the outcome of this lawsuit, or its potential impact on the Company.

Omnicare Qui Tam Litigation

In April 2009, the Company was served a qui tam complaint filed in the U.S. District Court for the District of Massachusetts by a former employee of Omnicare, Inc. (Omnicare). Omnicare is a provider of pharmaceutical care to seniors. The U.S. declined to intervene in the lawsuit. The complaint alleges civil violations to the federal and various state false claims acts based on allegations that the Company and other pharmaceutical manufacturers paid Omnicare kickbacks to switch the medications of Omnicare's patients, thereby damaging the government and private payers. In October 2009, the plaintiff voluntarily dismissed his claims against the Company with prejudice.

PRODUCT LIABILITY LITIGATION

The Company is a party to various product liability lawsuits. As previously disclosed, in addition to lawsuits, the Company also faces unfiled claims involving its products.

Plavix

As previously disclosed, the Company and certain affiliates of sanofi are defendants in a number of individual lawsuits claiming personal injury allegedly sustained after using Plavix, most of which appear before the United States District Court for the District of New Jersey (NJ District Court). As of December 31, 2009, the companies were defendants in 23 actions before the NJ District Court and have executed tolling agreements with respect to unfiled claims by potential additional plaintiffs. It is not possible at this time to reasonably assess the outcomes of these lawsuits or their potential impact on the Company.

Hormone Replacement Therapy

The Company is one of a number of defendants in a mass-tort litigation in which plaintiffs allege, among other things, that various hormone therapy products, including hormone therapy products formerly manufactured by the Company (Estrace, Estradiol, Delestrogen and Ovcon) cause breast cancer, stroke, blood clots, cardiac and other injuries in women, that the defendants were aware of these risks and failed to warn consumers. As of December 31, 2009, the Company was a defendant in over 300 lawsuits filed on behalf of approximately 500 plaintiffs in Federal and state courts throughout the U.S. All of the Company's hormone therapy products were sold to other companies between January 2000 and August 2001. It is not possible at this time reasonably to assess the outcome of the lawsuits in which the Company is a party or their impact on the Company.

ENVIRONMENTAL PROCEEDINGS

As previously reported, the Company is a party to several environmental proceedings and other matters, and is responsible under various state, Federal and foreign laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), for certain costs of investigating and/or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third-parties.

CERCLA Matters

With respect to CERCLA matters for which the Company is responsible under various state, Federal and foreign laws, the Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and reasonably estimable. The Company estimated its share of future costs for these sites to be $69 million at December 31, 2009, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties, which are not currently expected).

Passaic River (NJ) Remediation and Natural Resource Damages Claim

As previously disclosed, in September 2003, the New Jersey Department of Environmental Protection (NJDEP) issued an administrative enforcement Directive requiring the Company and other companies to perform an assessment of natural resource damages and to implement unspecified interim remedial measures to restore conditions in the Lower Passaic River (LPR). The Directive named the Company due to releases from a nearby bulk chemical reprocessing facility operated by a predecessor of

McKesson Corp. Subsequently, the EPA issued notice letters to numerous parties, but not the Company, requesting performance of a Remedial Investigation/Feasibility Study (RI/FS) of conditions in the LPR. Under a consent agreement with EPA in 2004, a group of these other parties committed to pay roughly half of the $20 million estimated for the RI/FS by EPA at that time. The EPA thereafter substantially increased its estimate of the scope and cost of the RI/FS and, as a result, the EPA agreed to allow the group to perform most of the remaining RI/FS tasks. By the group's estimate, total costs to complete the RI/FS and related tasks now exceed $50 million. The group has negotiated an amended consent agreement with the EPA to conduct the remaining RI/FS work, which became effective in May 2007. As part of that process, the Company and McKesson have bought out of remaining RI/FS tasks.

Separately, the Company has agreed to pay approximately $110 thousand towards RI/FS tasks previously funded by McKesson and work cooperatively going forward, subject to later reallocation. In mid-2007 the EPA announced plans to seek implementation of "early-action" remedial measures to address the most highly-contaminated portions of the LPR while the RI/FS is being completed. The EPA has indicated it expects to select any such actions by mid-2009. Also, a sub-group of the cooperating private parties have commenced discussions with federal natural resource trustee agencies concerning an agreement to assess natural resource damages in the LPR. The remaining parties, including the Company and McKesson, have declined to discuss the proposal at least until the scope and cost of the "early-actions" sought by the EPA are more thoroughly understood.

In 2006, NJDEP filed suit against a set of parties tied to a facility suspected of significant discharges to the LPR to recover costs and unspecified damages. That case languished until recently, when the defendants filed third-party claims against most members of the cooperating group and numerous other parties. Those claims also seek contribution to the costs of the various actions the defendants are funding on other response actions related to the LPR. The defendants did not name the Company in those claims. The other group members are actively discussing strategy and coordinated actions; for now, the Company is not participating in those efforts. While the group currently does not plan to add the Company to the litigation, it remains to be seen whether any of the other new defendants will do so. The extent of any liability the Company may face for these and related risks cannot yet be determined.

New Brunswick Facility – Environmental & Personal Injury Lawsuits

As previously disclosed, in May 2008, over 100 lawsuits were filed against the Company in Superior Court, Middlesex County, NJ, by or on behalf of current and former residents of New Brunswick, NJ who live adjacent to the Company's New Brunswick facility. The complaints allege various personal injuries and property damage resulting from soil and groundwater contamination on their property stemming from historical operations at the New Brunswick facility. In October 2008, the New Jersey Supreme Court granted Mass Tort status to these cases and transferred them to the New Jersey Superior Court in Atlantic County for centralized case management purposes. The Company intends to defend itself vigorously in this litigation. It is not possible at this time to reasonably assess the outcome of these lawsuits, or the potential impact on the Company.

North Brunswick Township Board of Education

As previously disclosed, in October 2003, the Company was contacted by counsel representing the North Brunswick, NJ Board of Education (BOE) regarding a site where waste materials from E.R. Squibb and Sons may have been disposed from the 1940's through the 1960's. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered during an expansion project at the North Brunswick Township High School, as well as at a number of neighboring residential properties and adjacent public park areas. In January 2004, the New Jersey Department of Environmental Protection (NJDEP) sent the Company and others an information request letter about possible waste disposal at the site, to which the Company responded in March 2004. The BOE and the Township, as the current owners of the school property and the park, are conducting and jointly financing soil remediation work and ground water investigation work under a work plan approved by NJDEP, and have asked the Company to contribute to the cost. The Company is actively monitoring the clean-up project, including its costs. To date, neither the school board nor the Township has asserted any claim against the Company. Instead, the Company and the local entities have negotiated an agreement to attempt to resolve the matter by informal means, including mediation and binding allocation as necessary. A central component of the agreement is the provision by the Company of interim funding to help defray cleanup costs and assure the work is not interrupted. The Company transmitted an initial interim funding payment in December 2007 and made a second required payment in November 2009. The parties commenced mediation in late 2008; however, those efforts were not successful and the parties will move to a binding allocation process. In addition, in September 2009, the Township and BOE filed suits against several other parties alleged to have contributed waste materials to the site. Although per the mediation agreement the BOE and Township have agreed to forbear from asserting claims against the Company, it remains to be seen whether any of the defendants in these new suits will seek to implead the Company.

OTHER PROCEEDINGS

SEC Germany Investigation

As previously disclosed, in October 2004, the SEC notified the Company that it is conducting an informal inquiry into the activities of certain of the Company's German pharmaceutical subsidiaries and its employees and/or agents. In October 2006, the SEC informed the Company that its inquiry had become formal. The SEC's inquiry encompasses matters formerly under investigation by the German prosecutor in Munich, Germany, which have since been resolved. The Company understands the inquiry concerns potential violations of the Foreign Corrupt Practices Act. The Company is cooperating with the SEC.

Medarex Shareholder Litigation

On July 22, 2009, the Company and Medarex announced the signing of a merger agreement providing for the acquisition of Medarex by the Company, through a tender offer, for $16.00 per share in cash. Following that announcement, certain Medarex shareholders filed similar lawsuits in state and federal court relating to this transaction against Medarex, the members of Medarex's board of directors, and the Company.

Following the consolidation of the state court actions, on August 20, 2009, the parties entered into a memorandum of understanding (MOU), pursuant to which the parties reached an agreement in principle to settle all of the state and federal actions. Pursuant to the agreements in the MOU, among other things, Medarex made certain supplemental disclosures during the tender offer period. The parties also agreed to present to the Superior Court of New Jersey a Stipulation of Settlement and any other documentation as may be required in order to obtain approval by the court of the settlement and the dismissal of the Actions upon the terms set forth in the MOU. The proposed settlement remains subject to class notice and approval by the court.

Note 25 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009:					
Net Sales	$ 4,322	$ 4,665	$ 4,788	$ 5,033	$ 18,808
Gross Margin	3,157	3,440	3,471	3,600	13,668
Net Earnings from Continuing Operations	920	1,169	1,199	1,132	4,420
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	271	289	307	314	1,181
Net Earnings from Continuing Operations Attributable to BMS	649	880	892	818	3,239
Net Earnings/(Loss) from Discontinued Operations Attributable to BMS	(11)	103	74	7,207	7,373
Net Earnings Attributable to BMS	638	983	966	8,025	10,612
EPS Attributable to BMS [1]:					
Basic:					
Net Earnings from Continuing Operations	$ 0.33	$ 0.44	$ 0.45	$ 0.42	$ 1.63
Net Earnings/(Loss) from Discontinued Operations	(0.01)	0.05	0.04	3.66	3.72
Net Earnings per common share	$ 0.32	$ 0.49	$ 0.49	$ 4.08	$ 5.35
Diluted:					
Net Earnings from Continuing Operations	$ 0.33	$ 0.44	$ 0.45	$ 0.41	$ 1.63
Net Earnings/(Loss) from Discontinued Operations	(0.01)	0.05	0.03	3.65	3.71
Net Earnings per common share	$ 0.32	$ 0.49	$ 0.48	$ 4.06	$ 5.34
Dividends declared per common share	$ 0.31	$ 0.31	$ 0.31	$ 0.32	$ 1.25
Cash and cash equivalents	$ 7,832	$ 7,507	$ 6,367	$ 7,683	$ 7,683
Marketable securities[2]	1,272	1,596	1,504	2,200	2,200

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2008:					
Net Sales	$ 4,188	$ 4,475	$ 4,510	$ 4,542	$ 17,715
Gross Margin	2,870	3,077	3,164	3,288	12,399
Net Earnings from Continuing Operations	737	840	725	1,384	3,686
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	228	239	257	265	989
Net Earnings from Continuing Operations Attributable to BMS	509	601	468	1,119	2,697
Net Earnings from Discontinued Operations Attributable to BMS	152	163	2,110	125	2,550
Net Earnings Attributable to BMS	661	764	2,578	1,244	5,247
EPS Attributable to BMS[1]:					
Basic:					
Net Earnings from Continuing Operations	$ 0.26	$ 0.30	$ 0.24	$ 0.56	$ 1.36
Net Earnings from Discontinued Operations	0.07	0.08	1.06	0.07	1.28
Net Earnings per Common Share	$ 0.33	$ 0.38	$ 1.30	$ 0.63	$ 2.64
Diluted:					
Net Earnings from Continuing Operations	$ 0.26	$ 0.30	$ 0.23	$ 0.56	$ 1.35
Net Earnings from Discontinued Operations	0.07	0.08	1.05	0.07	1.27
Net Earnings per Common Share	$ 0.33	$ 0.38	$ 1.28	$ 0.63	$ 2.62
Dividends declared per common share	$ 0.31	$ 0.31	$ 0.31	$ 0.31	$ 1.24
Cash and cash equivalents	$ 2,443	$ 4,047	$ 7,173	$ 7,976	$ 7,976
Marketable securities[2]	649	741	555	477	477

(1) Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.
(2) Marketable securities includes current and non-current assets.

The following tables reconcile previously reported data with current year quarterly data which has been updated for discontinued operations related to Mead Johnson. See Note 7 "Discontinued Operations."

Dollars in Millions, except per share data	First Quarter 2009			Second Quarter 2009			Third Quarter 2009		
	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K
Net Sales	$5,015	$ (693)	$ 4,322	$ 5,384	$ (719)	$ 4,665	$ 5,487	$ (699)	$ 4,788
Gross Margin	3,602	(445)	3,157	3,923	(483)	3,440	3,925	(454)	3,471
Net Earnings from Continuing Operations	921	(1)	920	1,298	(129)	1,169	1,290	(91)	1,199
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	283	(12)	271	315	(26)	289	324	(17)	307
Net Earnings from Continuing Operations Attributable to BMS	638	11	649	983	(103)	880	966	(74)	892
Net Earnings/(Loss) from Discontinued Operations Attributable to BMS	—	(11)	(11)	—	103	103	—	74	74
Net Earnings Attributable to BMS	638	—	638	983	—	983	966	—	966
EPS Attributable to BMS:									
Basic:									
Net Earnings from Continuing Operations	$ 0.32	$ 0.01	$ 0.33	$ 0.49	$ (0.05)	$ 0.44	$ 0.49	$ (0.04)	$ 0.45
Net Earnings/(Loss) from Discontinued Operations	—	(0.01)	(0.01)	—	0.05	0.05	—	0.04	0.04
Net Earnings per Common Share	$ 0.32	$ —	$ 0.32	$ 0.49	$ —	$ 0.49	$ 0.49	$ —	$ 0.49
Diluted:									
Net Earnings from Continuing Operations	$ 0.32	$ 0.01	$ 0.33	$ 0.49	$ (0.05)	$ 0.44	$ 0.48	$ (0.03)	$ 0.45
Net Earnings/(Loss) from Discontinued Operations	—	(0.01)	(0.01)	—	0.05	0.05	—	0.03	0.03
Net Earnings per Common Share	$ 0.32	$ —	$ 0.32	$ 0.49	$ —	$ 0.49	$ 0.48	$ —	$ 0.48

Dollars in Millions, except per share data	First Quarter 2008			Second Quarter 2008		
	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K
Net Sales	$ 4,891	$ (703)	$ 4,188	$ 5,203	$ (728)	$ 4,475
Gross Margin	3,321	(451)	2,870	3,533	(456)	3,077
Net Earnings from Continuing Operations	877	(140)	737	963	(123)	840
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	230	(2)	228	241	(2)	239
Net Earnings from Continuing Operations Attributable to BMS	647	(138)	509	722	(121)	601
Net Earnings from Discontinued Operations Attributable to BMS	14	138	152	42	121	163
Net Earnings Attributable to BMS	661	—	661	764	—	764
EPS Attributable to BMS:						
Basic:						
Net Earnings from Continuing Operations	$ 0.32	$ (0.06)	$ 0.26	$ 0.36	$ (0.06)	$ 0.30
Net Earnings from Discontinued Operations	0.01	0.06	0.07	0.02	0.06	0.08
Net Earnings per Common Share	$ 0.33	$ —	$ 0.33	$ 0.38	$ —	$ 0.38
Diluted:						
Net Earnings from Continuing Operations	$ 0.32	$ (0.06)	$ 0.26	$ 0.36	$ (0.06)	$ 0.30
Net Earnings from Discontinued Operations	0.01	0.06	0.07	0.02	0.06	0.08
Net Earnings per Common Share	$ 0.33	$ —	$ 0.33	$ 0.38	$ —	$ 0.38

Dollars in Millions, except per share data	Third Quarter 2008			Fourth Quarter 2008		
	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K	Previously Reported	Adjusted for Mead Johnson Disposition	As Reported in December 31, 2009 10-K
Net Sales	$ 5,254	$ (744)	$ 4,510	$ 5,249	$ (707)	$ 4,542
Gross Margin	3,620	(456)	3,164	3,727	(439)	3,288
Net Earnings from Continuing Operations	847	(122)	725	1,464	(80)	1,384
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	259	(2)	257	266	(1)	265
Net Earnings from Continuing Operations Attributable to BMS	588	(120)	468	1,198	(79)	1,119
Net Earnings from Discontinued Operations Attributable to BMS	1,990	120	2,110	46	79	125
Net Earnings Attributable to BMS	2,578	—	2,578	1,244	—	1,244
EPS Attributable to BMS:						
Basic:						
Net Earnings from Continuing Operations	$ 0.30	$ (0.06)	$ 0.24	$ 0.61	$ (0.05)	$ 0.56
Net Earnings from Discontinued Operations	1.00	0.06	1.06	0.02	0.05	0.07
Net Earnings per Common Share	$ 1.30	$ —	$ 1.30	$ 0.63	$ —	$ 0.63
Diluted:						
Net Earnings from Continuing Operations	$ 0.29	$ (0.06)	$ 0.23	$ 0.61	$ (0.05)	$ 0.56
Net Earnings from Discontinued Operations	0.99	0.06	1.05	0.02	0.05	0.07
Net Earnings per Common Share	$ 1.28	$ —	$ 1.28	$ 0.63	$ —	$ 0.63

Bristol-Myers Squibb

The following specified expense/(income) items were recognized in 2009 and 2008 that affected the comparability of results:

2009:

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Productivity Transformation Initiative:					
Downsizing and streamlining of worldwide operations	$ 15	$ 18	$ 47	$ 42	$ 122
Accelerated depreciation, asset impairment and other shutdown costs	30	26	33	34	123
Pension settlements/curtailments	—	25	—	11	36
Process standardization implementation costs	20	24	21	45	110
Gain on sale of product lines, businesses and assets	(44)	(11)	(17)	(288)	(360)
	21	82	84	(156)	31
Other:					
Litigation charges	104	28	—	—	132
Accelerated depreciation	—	—	—	6	6
BMS Foundation funding initiative	—	—	—	100	100
Loss on sale of investments	—	—	—	31	31
Upfront licensing and milestone payments	145	29	—	173	347
Medarex acquisition	—	—	(10)	—	(10)
Debt buyback and swap terminations	—	(11)	4	—	(7)
Product liability	3	—	—	—	3
	273	128	78	154	633
Income taxes on items above	(93)	(42)	(26)	(44)	(205)
Decrease to Net Earnings from Continuing Operations	$ 180	$ 86	$ 52	$ 110	$ 428

2008:

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Productivity Transformation Initiative:					
Downsizing and streamlining of worldwide operations	$ 10	$ 29	$ 25	$ 122	$ 186
Accelerated depreciation, asset impairment and other shutdown costs	96	58	53	34	241
Pension settlements/curtailments	—	—	—	17	17
Process standardization implementation costs	15	21	28	45	109
Gain on sale and leaseback of properties	(9)	—	—	—	(9)
Termination of lease contracts	—	—	—	15	15
Gain on sale of product lines and businesses	—	—	—	(159)	(159)
	112	108	106	74	400
Other:					
Litigation settlement	—	2	30	1	33
Insurance recovery	—	—	—	(20)	(20)
Product liability	16	—	2	—	18
Upfront licensing and milestone payments and acquired in-process research and development	20	63	37	260	380
Asset impairment	—	—	—	40	40
ARS impairment and loss/(gain) on sale	25	(2)	224	77	324
Debt buyback and swap terminations	—	—	—	(57)	(57)
Gain on sale of ImClone shares	—	—	—	(895)	(895)
	173	171	399	(520)	223
Income taxes on items above	(33)	(34)	(83)	205	55
Decrease/(Increase) to Net Earnings from Continuing Operations	$ 140	$ 137	$ 316	$(315)	$ 278

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2009 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which appears on page 102 in this Annual Report.



James M. Cornelius
Chairman and Chief Executive Officer



Charles Bancroft
Acting Chief Financial Officer

February 19, 2010

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of December 31, 2009, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2009 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, which is included herein.

Changes in Internal Control Over Financial Reporting

In the first quarter of 2009, the Company upgraded and integrated its SAP general ledger with a new consolidation and financial reporting warehouse.

In the fourth quarter of 2009, the Company implemented new processes and a new SAP system for human resource related activities, including payroll in the U.S. and certain international markets. Simultaneously, the Company outsourced certain human resource transaction processing activities to IBM and transferred its previously outsourced payroll transaction processing activities from Accenture to IBM.

OTHER INFORMATION

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bristol-Myers Squibb Company

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income and retained earnings, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the accounting standard related to Business Combinations, effective for business combinations entered into after January 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bristol-Myers Squibb Company

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 19, 2010 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the Company's adoption of the accounting standard related to Business Combinations, effective for business combinations entered into after January 1, 2009.



Deloitte & Touche LLP
Parsippany, New Jersey
February 19, 2010

PERFORMANCE GRAPH

The following performance graph compares the performance of Bristol-Myers Squibb for the periods indicated with the performance of the Standard & Poor's 500 Stock Index (S&P 500) and the average performance of a group consisting of our peer corporations on a line-of-business basis. The corporations making up our Peer Group are Abbott Laboratories, AstraZeneca PLC, Eli Lilly and Company, GlaxoSmithKline plc, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc. and sanofi-aventis. Schering-Plough Corporation and Wyeth have been removed from the Peer Group as these companies were acquired in 2009 by Merck and Pfizer, respectively, which are already members of the Peer Group.

Total return indices reflect reinvested dividends and are weighted using beginning-period market capitalization for each of the reported time periods.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Bristol-Myers Squibb
S&P 500 Index
Peer Group

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Bristol-Myers Squibb	$ 100	$ 94	$ 113	$ 118	$ 111	$ **128**
S&P 500 Index	$ 100	$ 105	$ 121	$ 128	$ 81	$ **102**
Peer Group	$ 100	$ 102	$ 116	$ 119	$ 98	$ **112**

Assumes $100 invested on 12/31/04 in Bristol-Myers Squibb common stock, S&P 500 Index and Peer Group. Values are as of December 31 of specified year assuming dividends are reinvested.

Bristol-Myers Squibb

Five Year Financial Summary

Amounts in Millions, except per share data	2009	2008	2007	2006	2005
Income Statement Data:[(a)]					
Net Sales	$ 18,808	$ 17,715	$ 15,617	$ 13,863	$ 15,411
Earnings from Continuing Operations Before Income Taxes	5,602	4,776	2,523	1,450	3,398
Net Earnings from Continuing Operations Attributable to Bristol-Myers Squibb Company	3,239	2,697	1,296	787	2,262
Net Earnings from Continuing Operations per Common Share Attributable to Bristol-Myers Squibb Company:					
Basic	$ 1.63	$ 1.36	$ 0.65	$ 0.40	$ 1.16
Diluted	$ 1.63	$ 1.35	$ 0.65	$ 0.40	$ 1.15
Average common shares outstanding:					
Basic	1,974	1,977	1,970	1,960	1,952
Diluted	1,978	1,999	1,977	1,962	1,983
Dividends paid on BMS common and preferred stock	$ 2,466	$ 2,461	$ 2,213	$ 2,199	$ 2,186
Dividends declared per common share	$ 1.25	$ 1.24	$ 1.15	$ 1.12	$ 1.12
Financial Position Data at December 31:					
Total Assets	$ 31,008	$ 29,486	$ 25,867	$ 25,271	$ 27,905
Cash and cash equivalents	7,683	7,976	1,801	2,018	3,050
Marketable securities[(b)]	2,200	477	843	1,995	2,749
Long-term debt	6,130	6,585	4,381	7,248	8,364
Equity	14,785	12,208	10,535	10,041	11,074

(a) We recognized items that affected the comparability of results. For a discussion of these items for the years 2009, 2008 and 2007, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Expenses."

(b) Marketable securities include current and non-current assets.

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BRISTOL-MYERS SQUIBB LEADERSHIP

BOARD OF DIRECTORS

James M. Cornelius
Chairman and Chief Executive Officer,
Bristol-Myers Squibb

Lamberto Andreotti
President and Chief Operating Officer,
Bristol-Myers Squibb (d)

Lewis B. Campbell
Non-Executive Chairman,
Textron Inc. (a,b,c)

Louis J. Freeh
Senior Managing Partner,
Freeh Group International (a,b)

Laurie H. Glimcher, M.D.
Professor of Immunology, Harvard School
of Public Health, and Professor of Medicine,
Harvard Medical School (a,b,d)

Michael Grobstein
Retired Vice Chairman,
Ernst & Young (a,c)

Leif Johansson
President, AB Volvo,
and Chief Executive Officer,
The Volvo Group (a,c)

Alan J. Lacy
Senior Advisor,
Oak Hill Capital Partners, L.P. (a,b)

Vicki L. Sato, Ph.D.
Professor of Management Practice,
Harvard Business School, and Professor
of Molecular and Cell Biology,
Harvard University (c,d)

Togo D. West, Jr.
Chairman, TLI Leadership
Group and Noblis, Inc. (b,c)

R. Sanders Williams, M.D.
President and Robert W. and Linda L. Mahley
Distinguished Professor,
The J. David Gladstone Institutes (b,d)

(a) Audit Committee
(b) Committee on Directors and
Corporate Governance
(c) Compensation and Management
Development Committee
(d) Science and Technology Committee

MANAGEMENT COUNCIL

James M. Cornelius*
Chairman and Chief Executive Officer

Lamberto Andreotti*
President and Chief Operating Officer

Charles A. Bancroft
Acting Chief Financial Officer

Béatrice J. Cazala
President, Global Commercialization, and President, Europe

John E. Celentano
President, Emerging Markets and Asia Pacific

Brian Daniels, M.D.
Senior Vice President, Global Development and Medical Affairs, Research and Development

Carlo de Notaristefani, CIRM
President, Technical Operations and Global Support Functions

Anthony C. Hooper
President, Americas

Sandra Leung*
Senior Vice President, General Counsel and Corporate Secretary

Anthony A. McBride, Ph.D.
Senior Vice President, Human Resources

Elliott Sigal, M.D., Ph.D.*
Executive Vice President, Chief Scientific Officer and President, Research and Development

Robert T. Zito
Senior Vice President, Corporate and Business Communications, and Chief Communications Officer

* Executive Committee Member

STOCKHOLDER INFORMATION

COMMON STOCK

Ticker symbol: BMY
New York Stock Exchange

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 4, 2010
10:00 a.m.
Bristol-Myers Squibb Company
777 Scudders Mill Road
Plainsboro, NJ 08536

STOCKHOLDER SERVICES AND PROGRAMS

All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Investor Services Program – should be directed to the Company's Transfer Agent and Registrar:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

www.bnymellon.com/shareowner/isd

800-356-2026 (within the U.S.)
201-680-6578 (outside the U.S.)

TDD telephone service for the hearing impaired:

800-231-5469 (within the U.S.)
201-680-6610 (outside the U.S.)

INVESTOR SERVICES PROGRAM

The Investor Services Program is designed for long-term investors who wish to build share ownership in the company's common stock over time. You can participate in the program if you are a registered holder of the company's common stock.

If you do not own the company's common stock, you can become a participant by making your initial purchase directly through the program. The program features dividend reinvestment, optional cash purchase, share safekeeping and share sales and transfers. Bristol-Myers Squibb has appointed Mellon Bank, N.A., as Administrator for the Program. The Program is not sponsored or administered by Bristol-Myers Squibb Company.

FORM 10-K

For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, contact:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Form 10-K is also available at www.bms.com/investors.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Information on the following subjects is available at www.bms.com:

- **Bristol-Myers Squibb Foundation**
- **Sustainability/Environmental Programs**
- **Political Contributions**
- **Diversity and EEO-I Statistics**

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from the expectations or estimates reflected in the forward-looking statements. Please see page 36 in the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRODUCT NAMES AND COMPANY PROGRAMS

Product names and company programs appearing throughout in italic are trademarks of Bristol-Myers Squibb Company. Global products are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Atripla is a trademark of Bristol-Myers Squibb and Gilead Sciences, LLC.

Avapro, Avalide, Aprovel, Karvea, Iscover, Karvezide, CoAprovel and Plavix are trademarks of sanofi-aventis.

Bufferin and Excedrin in Asia (excluding China and Taiwan) and certain Oceanic countries are trademarks of Lion Corporation.

Bufferin and Excedrin in Spain, and Gleevec are trademarks of Novartis AG.

Erbitux is a trademark of Eli Lilly and Company.

Norvir is a trademark of Abbott Laboratories.

Prilosec is a trademark of AstraZeneca PLC.

Truvada is a trademark of Gilead Sciences, Inc.

ON THE BACK COVER

Curtis Horne, a law enforcement officer, was raised on "all the good things that tasted great." All those "good things" caught up to him one day in 2003 when he collapsed from a heart attack. Now, Curtis takes his medications and does everything that his doctor advises. "I eat fruits and vegetables and exercise regularly. These are the really 'good things' that are good for you," he says. And when he plays with his five grandchildren, he thinks, "I almost wasn't here for this."

At Bristol-Myers Squibb we believe that the will of the patient, matched by our desire to find breakthrough medicines, can make all the difference. For more about Curtis and others who are prevailing over serious diseases, visit www.bms.com.


FSC

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. BV-COC-080102
© 1996 Forest Stewardship Council



Haiti was struck by a catastrophic earthquake on January 12, 2010. Within days, Bristol-Myers Squibb, its Foundation and its employees were busy helping in the relief effort, and by the end of the month had donated more than $7 million in cash and products to relief organizations on the ground in Haiti. The company donated nearly $6.5 million in medicines, including antibiotics and analgesics. In addition, the Bristol-Myers Squibb Foundation committed more than $600,000 in cash, including matching donations for contributions from employees in the U.S. and Puerto Rico.

Photo courtesy of the American Red Cross, IFRC/Eric Quintero





Bristol-Myers Squibb
Together we can prevail.®

Bristol-Myers Squibb
345 Park Avenue • New York, NY 10154-0037
212-546-4000 • www.bms.com



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